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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2006

REGISTRATION NO. 333-137272

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OBAGI MEDICAL PRODUCTS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	95-4658730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

310 Golden Shore
Long Beach, CA 90802
(562) 628-1007
(Address, including zip code, and telephone number, including area code, of
Registrant's principal executive offices)

Steven R. Carlson
Chief Executive Officer
Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, CA 90802
(562) 628-1007
(Name, address, including zip code, and telephone number, including area code, of agent for services)

Copies to:
Mark B. Weeks, Esq. Kevin T. Collins, Esq. Lora D. Blum, Esq. Heller Ehrman LLP 275 Middlefield Road Menlo Park, California 94025 Telephone: (650) 324-7000 Facsimile: (650) 324-0638	Deborah Ruosch, Esq.
Arnold Peinado III, Esq.
Tiffany Siart, Esq.
Milbank, Tweed, Hadley & McCloy LLP
601 South Figueroa Street, 30th Floor
Los Angeles, CA 90017
Telephone: (213) 892-4000
Facsimile: (213) 629-4063

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to such section 8(a), may determine.

Subject to completion, dated October 24, 2006

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

             shares

Common stock

This is an initial public offering of common stock by Obagi Medical Products, Inc. Obagi Medical Products is selling             shares of common stock and the selling stockholders identified in this prospectus are selling             shares of common stock. The estimated initial public offering price is between $             and $             per share. Currently no market exists for the shares.

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol OMPI.

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds before expenses, to Obagi Medical Products	$		$
Proceeds, before expenses, to the selling stockholders	$		$

Obagi Medical Products and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase from each of them up to              additional shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Investing in the common stock involves risks that are described in the "Risk factors" section beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan
CIBC World Markets
Thomas Weisel Partners LLC
Robert W. Baird & Co.

                           , 2006

Obagi Systems

Obagi Nu-Derm® System enhances the skin's overall health by correcting photo-damage at the cellular level.	Obagi Nu-Derm® Condition and Enhance System, launched in July 2006, is designed to improve patient outcomes when used in conjunction with Botox injections.

Obagi-C Rx System is a patented, prescription-based system, which reduces the early effects of sun damage and evens skin tones.
Obagi Professional-C includes patented high
potency Vitamin C serums, that provide
antioxidant benefits to the skin, helping to
counteract the effects of ultraviolet radiation
and other environmental influences.

While cosmetic skin care products generally work only on the surface of the skin, the Obagi Systems repair the damage
caused by sun, stress, age, the environment and toxins.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

In this prospectus, we use the terms "Obagi Medical Products," "Obagi," "OMP," "we," "us" and "our" to refer to Obagi Medical Products, Inc., OMP, Inc. or OMP Acquisition Corporation, as applicable.

OMP, Inc., Obagi, Nu-Derm, Obagi Nu-Derm, Obagi Blue Peel, Cffectives, Obagi-C, Blender, Sunfader, Exfoderm, Action, Tolereen and Penetrating Therapeutics are our trademarks. This prospectus also contains trademarks and tradenames of other companies.

i

Prospectus summary

This summary highlights information about our company and the common stock that we are offering. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the "Risk factors" section and the financial statements and notes to those statements, which are included elsewhere in this prospectus.

Obagi Medical Products

We are a specialty pharmaceutical company focused on the aesthetic and therapeutic skin health markets. We develop and commercialize prescription-based, topically applied skin health systems that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles. Our leading product line is the Obagi Nu-Derm System, which we believe is the only clinically proven, prescription-based, topical skin health system on the market that has been shown to enhance the skin's overall health by correcting photo-damage at the cellular level. Our skin health systems are dispensed by physicians and generally consist of a series of creams to be applied one after another.

We also believe that many of our products have applications in areas beyond their current uses. For example, we are conducting studies to evaluate the adjunctive use of our systems with commonly performed cosmetic procedures such as laser therapy, Botox (a registered trademark of Allergan, Inc.) injections and basal cell carcinoma excisions. In July 2006, we launched our Nu-Derm Condition and Enhance System, for use initially with Botox injections. We initiated a clinical study for use of this system in conjunction with various cosmetic procedures in January 2006. To date, preliminary results have shown enhanced patient outcomes, but we have not completed a study designed to show that the system is effective in improving the results of Botox injections.

We focus our research and new product development activities on improving the efficacy of established prescription and over-the-counter, or OTC, therapeutic agents by enhancing the penetration of these agents across the skin barrier using our proprietary technologies collectively known as Penetrating Therapeutics. We are currently evaluating new systems which are designed to address acne and skin elasticity and comprised of OTC products as well as products classified as cosmetics. Based on positive interim clinical results to date and the assumption that completed clinical trial results will substantially replicate the interim results, we plan to introduce these new systems to the market in late 2006 or early 2007; however, there can be no assurance that the results of the completed clinical trials for these new systems will be positive or that we will be able to introduce the new systems by such dates, if at all.

We are the market leader with the most prominent brand in the growing physician-dispensed skin care channel, according to an independent 2005 study by Kline & Co. We market and sell our skin care systems and complementary products through plastic surgeons, dermatologists and other physicians who are focused on aesthetic skin care. In the United States, we use our own team of 85 dedicated sales professionals, while outside the United States, we utilize experienced distribution partners. Our net sales have grown from approximately $35.6 million in 2001 to approximately $64.9 million in 2005.

Our position in the skin care market

In 2005, the global skin care market was estimated to be $36.2 billion, of which over 62% were facial skin care products, according to Global Industry Analysts, Inc., a market research firm. Additionally, the independent research firm, Kalorama Information, estimates that from 2005 to 2010, over 70 million people in the United States will receive cosmetic facial procedures for which they will pay over $60 billion. We believe this reflects a growing desire and acceptance among the aging population to seek aesthetic facial products and procedures from their physicians. With our leading position in the physician-dispensed channel, the clinically proven aesthetic benefits of our products, and the potential of our systems to enhance or complement many other facial procedures, we believe we are well positioned to meet this growing patient demand.

Our products are differentiated by their active ingredients and prescription-strength efficacy. Skin care products sold through mass market channels are cosmetics by definition under the U.S. Food, Drug and Cosmetic Act, consisting largely of inactive ingredients that are designed to mask the effects of aging and skin disorders, rather than treat the underlying health of the skin. Further, the ingredients in these cosmetic products lack the ability to effectively penetrate the skin barrier, reducing their ability to improve the health of the skin at the epidermis and dermis level. As a result of using these cosmetic skin care products, consumers may see temporary skin surface improvements, but underlying skin restoration, i.e. skin health, often does not occur.

We believe the effects of aging and skin disorders are best addressed not on the surface of the skin but at a deeper level, where the skin's natural regeneration processes occur. Our Obagi Systems improve the overall health of the skin by improving cellular processes such as collagen and elastin production, keratinocyte clearing and melanocyte regulation. With improved underlying skin health, we believe a patient's skin shows fewer signs of aging and is less susceptible, and better able, to combat disease. Furthermore, the products within our systems are formulated to work synergistically, using our proprietary Penetrating Therapeutics technology in formulations that enhance stability and efficacy. When this system of products is applied within a physician-directed protocol, tailored to the patient's skin health needs, overall penetration of the active ingredient to the appropriate layer of skin is improved.

Our current products and products in development

Our leading product line is the Obagi Nu-Derm System (which consists of cleanser, toner, 4% hydroquinone and sunscreen with a sun protection factor, or SPF, of 35), which accounted for over 70% of our net sales in 2005. This system was launched in 1988, and since that time, we have made substantial enhancements to the system through the application of our Penetrating Therapeutics technology. We have further leveraged our Penetrating Therapeutics technology through the following systems that we market: In 2004, we launched the Obagi-C Rx System (which consists of cleanser, toner, 4% vitamin C, 4% hydroquinone, and sunscreen with an SPF of 35), which we believe is the only prescription-based system that reduces the early effects of sun damage and evens skin tones through the use of 4% hydroquinone combined with Vitamin C serum. In 2005, we launched Professional-C, a series of high potency Vitamin C serums (concentrations of 5%, 10%, 15% and 20%), which are antioxidants that help to counteract the effects of ultraviolet radiation and other environmental influences. Professional-

C represents an improved product line with more effective skin barrier penetration to complement our Vitamin C serum offerings under the Cffectives and Obagi-C brands that we introduced in 2000. In addition, we offer tretinoin, a generic equivalent to Retin-A, which has been among the most widely used acne treatments for approximately 25 years. We currently distribute an FDA-approved generic equivalent in the physician-dispensed channel under an exclusive license agreement. We also sell the Obagi Blue Peel, cited by Kline & Co. as one of the most well known brands for use in physician-performed facial peel procedures. The Obagi Blue Peel products are not dispensed for daily home use in a system and are therefore not a significant source of our revenue.

We believe that our products have the potential to be used in a number of applications and procedures beyond their current uses. For example, our Obagi Systems may complement and enhance commonly performed cosmetic procedures, such as Botox injections, as well as shorten healing times and reduce the post-inflammatory hyperpigmentation that typically follow laser therapy and basal cell carcinoma. We are conducting clinical studies to evaluate the adjunctive use of our systems before and after these types of procedures. We expanded this initiative in 2005, and in January 2006, we announced an alliance with the American Society of Plastic Surgeons, or ASPS, wherein we have provided an unrestricted grant to ASPS for independent clinical research on the use of our Obagi Nu-Derm System in enhancing skin healing in ablative laser procedures. Additionally, we are conducting a clinical use study targeting more than 5,000 patients and supporting independent clinical research on our systems. The study we are conducting will broadly assess the outcomes experienced by, and practice patterns of, patients who use our Obagi Nu-Derm System as an adjunct therapy to a wide variety of commonly performed cosmetic procedures. Based on the early results of the study, in which physician and patient observations of enhanced skin quality have been documented for over 2,550 of the patients to date, we launched new systems for use before and after commonly performed cosmetic procedures in July 2006. The systems are positioned under the Nu-Derm Condition and Enhance brand, with an initial focus on use in conjunction with Botox injections. We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion, laser resurfacing and basal cell carcinoma excisions.

We further engage in an active development program using our proprietary Penetrating Therapeutics technology to enhance the efficacy of established FDA-approved prescription and OTC active ingredients. We seek to demonstrate the enhanced efficacy of these products when used as a part of our systems through clinical studies. Based on positive interim clinical results to date, we plan to launch new systems to address acne and skin elasticity to the market in late 2006 or early 2007; however, there can be no assurance that the results of the completed clinical trials for these new systems will be positive or that we will be able to introduce the new systems by such dates, if at all. We will continue to seek additional market opportunities where we believe we can improve the effectiveness of existing products through the application of our Penetrating Therapeutics technology to address conditions such as fungal infections, dermatitis, hair loss and hair removal.

Our strategy

Our objective is to become the leading specialty pharmaceutical company dedicated to developing and commercializing topical systems that enable physicians to improve skin health. Key elements of our strategy include:

•
Leveraging the strength of our physician-dispensed marketing and distribution channel to increase market share and introduce new Obagi Systems and products.    We believe that our market-leading position in the physician-dispensed channel presents us with the opportunity to increase the market share of our existing products and to launch a range of new Obagi Systems and products.

•
Continuing to develop and market new indications for Obagi Systems.    We believe a significant opportunity exists to use current Obagi Systems as non-invasive adjunctive therapies to improve certain current skin care procedures, resulting in overall better patient outcomes and satisfaction.

•
Creating additional clinically proven Obagi Systems that increase the efficacy of commonly prescribed dermatological agents in addressing existing and new areas of skin disease.    We engage in an active new product development program using our Penetrating Therapeutics technology to enhance the efficacy of several established FDA-approved and OTC active ingredients. We are currently developing new systems to address acne and skin elasticity and, based on early positive interim clinical results achieved to date, we anticipate introducing these systems to the market in late 2006 or early 2007; however, there can be no assurance that the results of the completed clinical trials for these new systems will be positive or that we will be able to introduce the new systems by such dates, if at all.

•
Establishing new strategic collaborations and relationships.    We intend to continue accessing new and complementary products through in-licensing, strategic collaborations and strategic acquisitions. We plan to target new products and physician specialty channels, which will expand the Obagi brand and System concept.

•
Continuing to expand intellectual property protection.    Our intellectual property protection is based on a combination of approved patents, patent applications, licensed patents, licensed product methods and technologies and trade secrets. As of June 30, 2006, we were the sole licensee of four U.S. patents, and have filed more than 30 additional U.S. provisional and non-provisional patent applications since the beginning of 2004.

Risks associated with our business

We are subject to a variety of risks to our competitive position and business strategy. For example:

•
We rely heavily on sales of the Obagi Nu-Derm System. We rely heavily on sales of our Obagi Nu-Derm System and any failure on our part to supply the Obagi Nu-Derm System to our customers or an inability to maintain physician and patient acceptance of the system would severely harm our business.

•
We may fail to expand or develop new product lines. If we fail to expand and develop new product lines or successfully expand the use of our current product lines, our business will suffer. Development activities for additional and/or expanded applications will require significant commitments of personnel and financial resources, as well as clinical studies, which must be completed and yield positive results before these products can be marketed and sold.

•
Our products are subject to regulation by the U.S. Food and Drug Administration, or FDA. Our products are subject to regulation by the FDA in terms of their manufacture, labeling, distribution, claims and recordkeeping. We believe several of our currently marketed drug products are not subject to FDA approval as they are generally recognized as safe and effective for their intended uses and are commercialized under an FDA Compliance Policy Guide for marketed unapproved drugs, including Drug Efficacy Study Indication, or DESI drugs. The FDA may at any time disagree with our position and take enforcement action to remove our affected products from the market and/or require the submission of New Drug Applications, or NDAs, to permit their continued marketing.

•
The FDA has recently issued a notice of proposed rulemaking regarding OTC hydroquinone. The FDA has recently issued a notice of proposed rulemaking, or NPRM, focusing on OTC hydroquinone, an active ingredient used at different strengths in our prescription product systems. The NPRM cites evidence that hydroquinone may be a carcinogen and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots. If these or other side effects associated with any of our products were to be reported to or observed by the FDA or other regulatory authorities, we could be required to suspend our marketing of the products, conduct additional safety tests, potentially cease the sale of the products, or be subject to potential product liability claims. The NPRM may lead to a requirement for NDA submission for prescription hydroquinone products, which we sell.

See "Risk factors" beginning on page 9 for a discussion of various factors you should consider before investing in our common stock.

Corporate information

Dr. Zein Obagi founded WorldWide Product Distribution, Inc. in 1988. OMP Acquisition Corporation was formed as a California corporation in October 1997 to purchase substantially all of the assets and to assume the accounts payable and related operating liabilities of WorldWide Product Distribution, Inc. and subsequently changed its name to Obagi Medical Products, Inc. in December 1997. OMP, Inc. was incorporated in Delaware in November 2000 and, in January 2001, Obagi Medical Products, Inc. was merged into OMP, Inc., with OMP, Inc. as the surviving corporation. In December 2004, the stockholders of OMP, Inc. exchanged their shares of OMP, Inc. for an equal number of shares in a newly formed holding company incorporated in Delaware, Obagi Medical Products, Inc., which became the parent holding company for all existing operations.

Our principal executive offices are located at 310 Golden Shore, Long Beach, California 90802 and our telephone number is (562) 628-1007. Our website address is http://www.obagi.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The offering

Common stock offered by Obagi Medical Products	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	To repay approximately $ of debt; to increase the scope of our research and development programs; and to fund working capital and other general corporate purposes.
Risk factors	See "Risk factors" beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed Nasdaq Global Market symbol	OMPI

The number of shares of common stock to be outstanding after this offering is based on 21,359,013 shares outstanding as of June 30, 2006. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

The number of shares of common stock to be outstanding after this offering excludes:

•
652,130 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2006 at a weighted average exercise price of $7.77 per share;

•
2,500,000 shares of common stock reserved for issuance under our 2000 Stock Option/Stock Issuance Plan; and

•
shares of common stock reserved for issuance under our 2005 Stock Incentive Plan.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with "Selected consolidated financial data," "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our summary statement of income data for the years ended December 31, 2003, 2004 and 2005 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our summary balance sheet data as of June 30, 2006, and the summary statement of income data for the six months ended June 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements. The financial information for the years ended December 31, 2004 and 2003 has been restated as discussed in footnote 1 below.

	Year ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2003(1)	2004(1)	2005	2005	2006

	(-------restated-------)			(----unaudited----)
Consolidated statements of income data:
Net sales	$49,261	$56,256	$64,941	$30,987	$35,926
Cost of sales	7,893	9,484	11,572	5,372	5,789

Gross profit	41,368	46,772	53,369	25,615	30,137
Selling, general and administrative expenses	23,338	25,377	32,285	14,394	22,703

Income from operations	18,030	21,395	21,084	11,221	7,434
Interest income	75	161	61	61	—
Interest expense	(145)	(20)	(6,146)	(2,745)	(3,123)
Gain on legal settlements	218	230	—	—	—

Income before provision for income taxes and minority interest in subsidiary net loss	18,178	21,766	14,999	8,537	4,311
Provision for income taxes	(6,891)	(7,685)	(6,043)	(3,073)	(1,737)

Net income before minority interest in subsidiary net loss	11,287	14,081	8,956	5,464	2,574

Minority interest in subsidiary net loss	42	—	—	—	—

Net Income	$11,329	$14,081	$8,956	$5,464	$2,574

Dividends on mandatorily redeemable convertible preferred stock	(1,400)	(1,363)	(140)	(137)	—

Net income attributable to common stockholders	$9,929	$12,718	$8,816	$5,327	$2,574

Net income attributable to common shares:
Basic	$0.51	$0.66	$0.42	$0.26	$0.12
Diluted	$0.48	$0.61	$0.41	$0.25	$0.12
Weighted average common shares outstanding:
Basic	19,486,629	19,225,375	21,027,128	20,754,734	21,373,628
Diluted	20,945,077	20,785,335	21,319,500	21,264,439	21,401,024
Common stock dividends declared	$—	$—	$63,088	$63,088	$—

(1)
The accompanying consolidated financial statements for the years ended December 31, 2004 and 2003 have been restated to properly reflect amortization expense on trademarks over the period which the assets are expected to contribute directly or indirectly to our future cash flows. We had previously concluded that our trademarks had an indefinite life and as a result, ceased amortization of trademark upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." Furthermore, the accompanying consolidated financial statements for the years ended December 31, 2004 and 2003 have also been restated to properly reflect the consolidation of Obagi Singapore Pte. Ltd. ("Obagi (S)"). We had previously determined, based on materiality considerations, that our 51% ownership of Obagi (S) should not be consolidated. We have now determined that Obagi (S) should have been consolidated in our consolidated financial statements.

The following unaudited pro forma consolidated balance sheet data give effect to our receipt of approximately $              million in net proceeds from our sale of             shares of our common stock in this offering at an assumed initial public offering price of $             per share, after deducting the underwriting discounts and commissions and offering expenses payable by us, as if it had occurred as of June 30, 2006, and the following unaudited pro forma as adjusted consolidated balance sheet data also give effect to the application of our net proceeds from this offering to repay approximately $              million of outstanding indebtedness and the write down of $             of related debt issuance costs. The unaudited pro forma as adjusted consolidated balance sheet data do not purport to represent what our financial condition would have been if the issuance of the common stock had occurred as of or on the dates indicated and do not purport to represent a projection of our future results.

	As of June 30, 2006
(in thousands)	Actual	Pro forma	Pro forma as adjusted

	(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$3,167
Working capital	11,495
Total assets	46,793
Liability for shares subject to repurchase and Long-term debt less current portion	79,966
Redeemable preferred stock	—
Total stockholders' equity (deficit)	$(46,160)

Risk factors

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks related to our business

Our revenues and financial results depend significantly on sales of our Obagi Nu-Derm System. If we are unable to manufacture or sell our Obagi Nu-Derm System in sufficient quantities and in a timely manner, or maintain physician and/or patient acceptance of our Obagi Nu-Derm System, our business will be materially and adversely impacted.

To date, substantially all of our revenues have resulted from sales of our principal product line, our Obagi Nu-Derm System and related products. Our Obagi Nu-Derm System and related products accounted for approximately 72% of our net sales for the year ended December 31, 2004, approximately 72% of our net sales for the year ended December 31, 2005 and approximately 70% of our net sales for the six months ended June 30, 2006. Although we have introduced new products such as Obagi-C Rx, and intend to introduce additional products, we expect sales of our Obagi Nu-Derm System and related products to account for a significant majority of our sales for the foreseeable future. Because our business is highly dependent on our Obagi Nu-Derm System and related products, factors adversely affecting the pricing of, or demand for, these products could have a material and adverse effect on our business. Additionally, our commercial success depends in large part on our ability to sustain market acceptance of our Obagi Nu-Derm System. If existing users of our products determine that our products do not satisfy their requirements, or if our competitors develop a product that is perceived by patients or physicians to better satisfy their respective requirements, sales of our Obagi Nu-Derm System and related products may decline, and our total net sales may correspondingly decline. We cannot assure you that we will be able to continue to manufacture these products in commercial quantities at acceptable costs. Our inability to do so would adversely affect our operating results and cause our business to suffer.

We face intense competition, in some cases from companies that have significantly greater resources than we do, which could limit our ability to generate sales.

The market for aesthetic and therapeutic skin health products is highly competitive and we expect the intensity of competition to increase in the future. We also expect to encounter increased competition as we enter new markets and as we attempt to penetrate existing markets with new products. We may not be able to compete effectively in these markets, we may face significant pricing pressure from our competitors and we may lose market share to our competitors. Our principal competitors are large, well-established companies in the fields of pharmaceuticals, medical devices, cosmetics and health care. Our direct competitors include Allergan, Inc., IS Clinical, La-Roche Posay, PhotoMedex, Inc., Skin Medica, Inc., SkinCeuticals, a division of L'Oreal S.A., and Valeant Pharmaceuticals International.

We believe our indirect competitors, who generally sell skin care products directly to consumers, consist of large cosmetic companies, including but not limited to, The Estee Lauder Companies Inc., Helene Curtis Industries, Inc., L'Oreal S.A., Matrix Essentials, Inc., a division of L'Oreal S.A, Procter & Gamble Company, Neutrogena, a division of Johnson & Johnson, Revlon, Inc. and Unilever N.V. We also face competition from medical device companies offering products used to enhance the skin's appearance to physicians, such as Candela, Cool Touch, Cynosure, Lumenis, Reliant Technologies, Syneron and Thermage.

We may not be able to successfully expand the use of our current product lines or develop new products.

We are working to improve, extend and reformulate many of our existing products. Continued market acceptance of our products will depend on our ability to successfully develop additional applications of our existing products. The development of additional applications will require significant commitments of personnel and financial resources and we cannot assure you that they will be successful. If the attempted extensions of our product lines are not commercially successful, our business will be adversely affected.

We are also developing new product lines by applying our Penetrating Therapeutics technology to new agents. We also have acquired rights to certain patents covering additional methods and formulations. New products, in various stages of development, include acne and skin elasticity products and systems. These development activities, as well as clinical studies, which must be completed before these products can be marketed and sold, will require significant commitments of personnel and financial resources. We cannot assure you that we will be able to develop new products or technologies in a timely manner, or at all. Delays in the development or testing processes will cause a corresponding delay in revenue generation from those products. Regardless of whether such new products or technologies are ever released to the market, the expense of such processes, which may be considerable, will have already been incurred and we may not be able to recover such expenses.

We reevaluate our development efforts regularly to assess whether our efforts to develop a particular new product or technology are progressing at a rate that justifies our continued expenditures. On the basis of these reevaluations, we have abandoned in the past, and may abandon in the future, our efforts on a particular product or technology. New products that we develop may not be successfully commercialized. If we fail to take a product or technology from the development stage to market on a timely basis, we may incur significant expenses without a near-term financial return or any financial return.

Our failure to successfully in-license or acquire additional products and technologies would impair our ability to grow.

We intend to in-license, acquire, develop and market new products and technologies. Because we have limited internal research capabilities, our business model depends in part on our ability to license patents, products and/or technologies from third parties. The success of this strategy also depends upon our ability and the ability of our third-party formulators to formulate products under such licenses, as well as our ability to manufacture, market and sell such licensed products.

We may not be able to successfully identify any new products to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of products. We may not be able to acquire or in-license the rights to such products on terms that we find acceptable, or at all. As a result, our ability to grow our business or increase our profits could be adversely impacted.

Our marketed products and our products under development could be rendered obsolete by technological or medical advances.

Our marketed products and our products under development may be rendered obsolete or uneconomical by the development of medical advances to treat the conditions that our products are designed to address. The treatment of skin conditions and the enhancement of the appearance of skin, which is what all of our products target, are the subjects of active research and development by many potential competitors, including major pharmaceutical companies, such as Johnson & Johnson and Galderma, specialized biotechnology firms, such as Allergan and Medicis, universities and other research institutions. Competitive advances may also include the potential development of new laser or radio frequency therapies being developed by manufacturers such as Candela, Syneron and Thermage, aimed at treating hyperpigmentation and photo-damaged skin. While we intend to expand our technological capabilities to remain competitive, research and development by others may render our technology or products obsolete or noncompetitive or result in treatments superior to any therapy we develop, as our competitors may develop and patent products which are better than ours, which could harm our competitive position.

If we lose key personnel or are unable to attract and retain other qualified personnel, we may be unable to execute our business plan and our business would be materially adversely affected.

As of June 30, 2006, we had 132 employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management, business development, sales and marketing, product development and other personnel. In the future we may not be able to recruit and retain qualified personnel, particularly for senior sales and marketing and research and product development positions due to intense competition for personnel among businesses like ours, and the failure to do so could have a significant negative impact on our future product sales and business results. Our success depends in large part on the efforts and abilities of Steven Carlson, our Chief Executive Officer, Stephen Garcia, our Chief Financial Officer, Curtis Cluff, our Executive Vice President of Corporate Development, and David Goldstein, our Executive Vice president of Sales, as well as other members of our senior management and our scientific and technical personnel. Aside from Mr. Carlson, we have not entered into employment agreements with any of these officers. We may not be able to retain their services. In addition, we do not have "key person" insurance policies on any of our executive officers that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, finding a replacement could be difficult, may take an extended period of time and could significantly impede the achievement of our business objectives. This may have a material adverse effect on our results of operations and financial condition.

To sustain our continued growth, we will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

If we are able to successfully develop additional products and extend the use of our current products, we may experience growth in the number of our employees and the scope of our operations. To the extent that we acquire and launch additional products, the resulting growth and expansion of our sales force will place a significant demand on our financial, managerial and operational resources. Since many of the new products or systems we are working on may involve new technologies or entering new markets, we may not be able to accurately forecast the number of employees required, the timing of their hire or the associated cost. Our success will also depend on the ability of our executive officers and senior management to continue to implement and improve our operational, information management and financial control systems, particularly in light of our status as a newly public company subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we are currently anticipating and adversely affect our results of operations.

Because we have limited research and development capabilities, we will be dependent on third parties to perform research and development for us.

We have limited internal research and development capabilities and currently outsource all of our product research and development to third-party research labs. In particular, we have licensed patents that may issue under certain patent applications filed by JR Chem LLC, and have relied heavily on services provided by JR Chem LLC, in the development of new products to address acne and skin elasticity. We have received sufficient support from our third-party research labs to drive our current new product development, and we expect to continue to rely on third parties to research and develop new products.

There are a limited number of third-party research and development companies that specialize or have the expertise required to achieve our product development objectives. As a result, it may be difficult for us to engage research and development labs and personnel for our anticipated future needs. If we are unable to arrange for third-party research and development of our products, or to do so on commercially reasonable terms, we may not be able to develop new products or expand the application of our existing products.

Reliance on third-party research and development labs entails risks to which we would not be subject if we performed the research and development ourselves, including reliance on the third party for maintaining the propriety of the product being developed and quality assurance, the possibility of breach of the research and development agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party.

Dependence upon third parties for the research and development of our future products may limit our ability to commercialize and deliver products on a timely and competitive basis.

Because we currently have no commercial manufacturing capabilities, we will continue to be dependent on third parties to manufacture products for us for some time.

We have no commercial manufacturing experience and currently outsource all of our product manufacturing to third-party contract manufacturers. Although we have received sufficient material from our manufacturers to meet our current needs, we do not have long-term contracts with most of these third parties. Triax Pharmaceuticals, LLC is our sole supplier and manufacturer of tretinoin pursuant to a contract that has an initial termination in 2010. The termination of that agreement or any loss of services under that agreement would be difficult for us to replace. We expect to continue to rely on third parties to produce materials required for clinical trials and for the commercial production of our products.

There are a limited number of third-party manufacturers that operate under the FDA's current Good Manufacturing Practices, or cGMP, regulations and that have the necessary expertise and capacity to manufacture our products. As a result, it may be difficult for us to locate manufacturers for our anticipated future needs. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of, market and sell our new products.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party, and the possibility of termination or non-renewal of the agreement by the third party.

We are currently investing in a limited manufacturing site as part of our new product development activities. We are also planning to expand the capabilities of that manufacturing site and may in the future elect to manufacture certain new products developed or certain existing products without the assistance of third parties. However, in order to make that election, we will need to invest substantial additional funds and recruit qualified personnel in order to operate our development manufacturing facility on a commercial basis. There can be no assurance that we will successfully manufacture our own products and if we are not able to make or obtain adequate supplies of our products, it will be more difficult for us to launch new products and compete effectively.

Dependence upon third parties for the manufacture of our products may reduce our profit margins, or the sale of our products and may limit our ability to develop and deliver products on a timely and competitive basis.

Our growth may suffer if an economic downturn in any of our major markets inhibits people from spending their disposable income on aesthetic and skin health products.

Our growth depends significantly on continued economic growth in the markets where we sell our products. Because many treatments in which our products are used are considered cosmetic in nature, they are typically paid directly by the patient out of disposable income and are not subject to reimbursement by third-party payers such as health insurance organizations. As a result, an economic downturn in any of our major markets, such as North America, the Pacific Rim and the Middle East, could have an adverse effect on the sales and profitability of our products.

Our products may cause undesirable side effects that could limit their use, require their removal from the market or prevent further development.

The most common side effects associated with our therapeutic products are temporary redness, stinging, burning sensation, skin peeling, flaking, acne flare-ups and photo-sensitivity normally experienced within approximately the first ten weeks of use. While these side effects generally are not severe, they may limit the use of our products, particularly if physicians or patients perceive that the risks or discomfort outweigh the benefits or if they perceive that the side effects of competitive products are less significant.

Undesirable side effects caused by our products could interrupt, delay or halt our development programs, including clinical trials, and could result in adverse regulatory action by the FDA or other regulatory authorities. More severe side effects associated with our products may be observed in the future. Even if we are able to complete the development of a new product and obtain any required regulatory approval, undesirable side effects could prevent us from achieving or maintaining market acceptance of the product or could substantially increase the costs and expenses of commercializing the product. Negative publicity concerning our products, whether accurate or inaccurate, could also reduce market or regulatory acceptance of our products, which could result in decreased product demand, removal from the market or an increased number of product liability claims, whether or not such claims have merit.

The FDA has issued a notice of proposed rulemaking which cites evidence that an active ingredient contained in some of our Obagi Nu-Derm and Obagi-C Rx Systems may have negative side effects.

In August 2006, the FDA issued a notice of proposed rulemaking which cites some evidence that hydroquinone, an active ingredient contained in our Obagi Nu-Derm and Obagi-C Rx Systems, may be a carcinogen, if orally administered, and may be related to a skin condition called ochronosis, which results in the darkening and thickening of the skin, and the appearance of small bumps and grayish-brown spots. The FDA also concluded that it could not rule out the potential carcinogenic risk from topically applied hydroquinone. After further review of the evidence cited in the notice, or if additional evidence of cancer or ochronosis, or other side effects associated with any of our products were to be reported to or observed by the FDA or other regulatory authorities, we could be required to suspend the marketing of our products, conduct additional safety tests and potentially cease the sale of our products, which would harm our business. In addition, patients who experience side effects from our products may bring product liability claims against us. The FDA may also conclude that the continued use of prescription-based hydroquinone products will require the submission and approval of a New Drug Application.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

Our business exposes us to the risk of product liability claims that are inherent to the development, clinical testing and marketing of aesthetic and skin health products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products.

Although we maintain general liability and product liability insurance in an amount that we believe is reasonably adequate to insulate us from potential claims, this insurance may not fully cover potential liabilities. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business.

We are subject to risks associated with doing business internationally.

Our international sales currently depend upon the marketing efforts of and sales by certain distributors and licensees, particularly Rohto Pharmaceuticals, a licensee of certain of our trademarks and products for the retail drug store channel in Japan, from whom we receive royalties that accounted for 5% of our net sales and 6% of our gross margin in 2005, and 4% of our net sales and 5% of our gross margin in the six months ended June 30, 2006. Because incremental costs associated with this agreement are minimal, a material decline in licensing revenues from or termination of this agreement would have a material adverse effect on our net income. While no other international distribution or license partner accounted for more than 3% of our net sales in 2005, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

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adverse changes in tariff and trade protection measures;

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unexpected changes in foreign regulatory requirements;

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potentially negative consequences from changes in tax laws;

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the potential business failure of one or more of our distribution partners;

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changing economic conditions in countries where our products are sold or manufactured in other countries;

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exchange rate risks;

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potential political unrest and hostilities;

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differing degrees of protection for intellectual property; and

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difficulties in coordinating foreign distribution.

Any of these factors could adversely affect our business, financial condition and results of operations. We cannot assure you that we can successfully manage these risks or avoid their effects.

Potential business combinations could require significant management attention and prove difficult to integrate with our business, which could distract our management, disrupt our business, dilute stockholder value and adversely affect our operating results.

If we become aware of potential business combination candidates that are complementary to our business, we may decide to combine with such businesses or acquire their assets in the future. Business combinations generally involve a number of additional difficulties and risks to our business, including:

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failure to integrate management information systems, personnel, research and development and marketing, operations, sales and support;

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disruption of our ongoing business and diversion of management's attention from other business matters;

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potential loss of the acquired company's customers;

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failure to develop further the acquired company's technology successfully;

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unanticipated costs and liabilities; and

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other accounting consequences.

In addition, we may not realize benefits from any business combination we may undertake in the future. If we fail to successfully integrate such businesses, or the technologies associated with such business combinations into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process would require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully evaluate or utilize the acquired technology or accurately forecast the financial impact of a combination, including accounting charges or volatility in the stock price of the combined entity. If we fail to successfully integrate other companies with which we may combine in the future, our business could be adversely affected.

Risks related to regulatory matters

Our ability to commercially distribute our products and our business may be significantly harmed if the regulatory environment governing our products changes, if the FDA takes enforcement action against us or our competitors marketing similar products, or if a third party obtains FDA approval of a New Drug Application, or NDA, for 4% hydroquinone for the same uses for which we market our hydroquinone products.

The FDA and comparable agencies of other countries regulate our products. In the United States, FDA regulations govern, among other things, the activities that we perform, including product development, product testing, product labeling, product storage, manufacturing, advertising, promotion, product sales, reporting of certain product adverse events and failures, and distribution.

In addition, the Obagi Nu-Derm and Obagi-C Rx systems contain products that include 4% hydroquinone as an active ingredient and are marketed in the United States without an FDA-approved marketing application. We believe that these products are not currently subject to FDA pre-market approval. In August 2006, the FDA issued a notice of proposed rulemaking that, if adopted in its current form, would establish that OTC skin bleaching drug products, such as hydroquinone, are not generally recognized as safe and effective and are misbranded, and could seek to require NDAs for new products using skin bleaching drug products. The FDA has indicated that upon adoption of the final rule it intends to consider all skin bleaching drug products, whether currently marketed on a prescription or OTC basis, to be new drugs requiring an approved NDA for continued marketing. This may require us to withdraw the Obagi Nu-Derm and Obagi-C Rx systems until required clinical trials are performed and new drug approvals are obtained, in effect foreclosing us from selling the Obagi Nu-Derm and Obagi-C Rx Systems. If we are required to seek new drug approval for these products, our attention and resources will be dedicated to the process of obtaining new drug approval, which may be time-consuming and expensive. In addition, we may not successfully obtain such approval. If we are unable to obtain such approval, we would be prohibited from selling the Obagi Nu-Derm and Obagi-C Rx systems, which would have a material adverse impact on our business.

Finally, as discussed above, the August 2006 notice of proposed rulemaking cites some evidence that hydroquinone may be a carcinogen and may be related to ochronosis. If new studies are published that corroborate such evidence, or based on further review of the current evidence, the FDA determines that such potential health risks warrant a ban on the sale of 4% hydroquinone, such determinations would have a material adverse effect on our sale of the Obagi Nu-Derm and Obagi-C Rx Systems.

FDA and Federal Trade Commission, or FTC, regulations limit the type of marketing claims we can make about our products. If the FDA determines that any of our marketing claims are false or misleading, or suggest a clinical benefit that is not supported in the studies we have done, we may be required to cease making the challenged marketing claims, issue corrective communications, pay fines, or stop selling products until the incorrect claims have been corrected. FDA or FTC enforcement actions regarding promotional claims, including warning letters, would also divert management attention and create public relations issues for our customers and opportunities for our competitors.

We are also subject to review, periodic inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Our manufacturing processes, any clinical trials that we perform, and our promotional activities are subject to ongoing regulatory obligations. If the FDA finds that we have failed to comply with these requirements or later discovers previously unknown problems with our products, including unanticipated adverse events of unanticipated severity or frequency, or our manufacturer or manufacturing processes, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, including:

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fines, injunctions and civil penalties;

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recall or seizure of our products;

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restrictions on our products or manufacturing processes, including operating restrictions, partial suspension or total shutdown of production;

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denial of requests for approvals of product candidates;

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withdrawal of approvals already granted;

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disgorgement of profits; and

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criminal prosecution.

Any of these enforcement actions could affect our ability to commercially distribute our products in the United States and may also harm our ability to conduct the clinical trials necessary to support the marketing, clearance or approval of these products and could materially and adversely affect our business.

New regulations could prohibit physicians from dispensing our products directly.

In our primary market, the United States, we market our products and systems directly to physicians to dispense in their offices. Most of the products and systems we sell are dispensed by physicians directly to their patients in their offices, although some patients choose to have prescriptions for our products filled by pharmacies instead of the treating physician. In the event state regulations change to limit or prohibit the ability of physicians to dispense our products directly to patients in their offices, patients may be required to purchase our products in pharmacies, as opposed to directly from their physicians. If patients are unable to purchase our products directly from physicians, it could result in patients purchasing less of our product than they otherwise would, which would harm our business.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

We market our products outside of the United States. In order to market our products in many non-U.S. jurisdictions we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In others, we do not have to obtain prior regulatory approval but do have to comply with other regulatory restrictions on the manufacture, marketing and sale of our products. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval in non-U.S. jurisdictions may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. If we get approval by the FDA, that does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business.

If any of our third-party manufacturers do not operate in accordance with current Good Manufacturing Practices, we could be subject to FDA enforcement actions, including the seizure of our products and the halt of our production.

Third-party manufacturers that we currently rely on or will rely on in the future must continuously adhere to the current cGMPs set forth in the FDA's regulations and guidance documents. In complying with cGMPs, we and our third-party manufacturers must expend significant time, money and effort in development, testing, production, record keeping and quality control to assure that our products meet applicable specifications and other regulatory requirements. The failure to comply with these specifications and other requirements could result in an FDA enforcement action, including the seizure of products and shutting down of production. Our third-party manufacturers may also be subject to comparable or more stringent regulations of foreign regulatory authorities. If our third-party manufacturers are unable to comply with cGMPs and applicable foreign regulatory requirements, our ability to develop, produce and sell our products could be impaired.

Risks related to intellectual property

If we are unable to protect our proprietary rights, we may not be able to compete effectively.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely primarily on maintaining the confidentiality of our trade secrets and the protection of trade secret laws, as well as a combination of patent, copyright, and trademark (including common law trademark) laws, and nondisclosure, confidentiality and other contractual restrictions, to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our trade secrets may be misappropriated by current or former employees, contractors, or parties with whom we partner, or may be inadvertently disclosed or obtained by breach of a confidentiality agreement. We have recently applied for several patents both in the United States and abroad. These patent applications may not issue as patents at all, or the applications may not issue as a patent in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated or rendered unenforceable. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive. Competitors may be able to design around our patents or develop products that provide outcomes comparable to ours even without misappropriating our trade secrets. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Further, the parties with whom we enter into confidentiality and intellectual property assignment agreements could dispute the ownership of intellectual property developed under these agreements. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

If we are involved in intellectual property claims and litigation, the proceedings may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

In order to protect or enforce our patent rights, we may initiate patent litigation. In addition, others may initiate patent litigation against us. Companies against whom we might initiate litigation or who might initiate litigation against us may be better able to sustain the costs of litigation because they have substantially greater resources. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions. There are numerous issued and pending patents in the skin care product field. The validity and breadth of such patents may involve complex legal and factual questions for which important legal principles may remain unresolved. If third parties file oppositions to our patent applications in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our filed foreign patent applications.

Litigation may be necessary for us to assert or defend against infringement claims, enforce our issued and licensed patents, protect our trade secrets or know-how or determine the enforceability, scope and validity of the proprietary rights of others. Our involvement in intellectual property claims and litigation could:

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divert existing management, scientific and financial resources;

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subject us to significant liabilities;

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result in a ruling that allows our competitors to market competitive products without obtaining a license from us;

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require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or

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force us to discontinue selling or modify our products, or to develop new products.

If any of these events occur, our business will be materially and adversely affected.

We and our manufacturers and suppliers license certain technologies and patents from third parties. If these licenses are breached, terminated or disputed, our ability to commercialize products dependent on these technologies and patents may be compromised.

We have licensed four patents, including patents related to our Vitamin C serums, from Avon. We entered into the license in June 2003, for an initial three-year term, and the license is renewed year to year thereafter, at our option through the life of the last patent to expire (which will be in 2018). These licensed patents contain claims that cover our Obagi C Rx
C-Clarifying serum, Professional C 5% serum and Professional C 10% serum. If one or more of these licenses terminate, if we violate the terms of our licenses or otherwise lose our rights to these patents, we may be unable to continue developing and selling our products that are covered by claims in the patents we license. Our licensors or others may dispute the scope of our rights under any of these licenses. The licensors under these licenses may breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially and adversely affect our financial condition and operating results.

Further, we purchase products from manufacturers and suppliers who have licensed patent rights to use and sell these products from third-party licensors, and if any dispute arises as to these licensed rights, the third-party licensors may bring legal actions against us, our respective licensees, suppliers, customers or collaborators, and claim damages and seek to enjoin the manufacturing and marketing of such products.

In addition, if we determine that our products do not incorporate the patented technology that we have licensed from third parties, or that one or more of the patents that we have licensed are not valid, we may dispute our obligation to pay royalties to our licensors. Any dispute with a licensor could be complex, expensive and time-consuming and an outcome adverse to us could materially and adversely affect our business and impair our ability to commercialize our patent-licensed products.

Risks related to our capital requirements and finances

If we fail to generate sufficient cash flow from our operations, we will be unable to continue to develop and commercialize new products.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercialization, clinical trials, research and development and manufacturing activities. We believe that our net cash provided by operating activities and existing cash and cash equivalents will be sufficient to fund our operations for at least the next two years. However, our present and future funding requirements will depend on many factors, including, among other things:

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the level of research and development investment required to maintain and improve our competitive position;

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the success of our product sales and related collections;

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our need or decision to acquire or license complementary businesses, products or technologies or acquire complementary businesses;

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costs relating to the expansion of the sales force, management and operational support;

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competing technological and market developments; and

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costs relating to changes in regulatory policies or laws that affect our operations.

As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Our quarterly operating results are variable, which may cause our stock price to decline.

Our quarterly results of operations have varied in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:

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demand for and market acceptance of our products;

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the development of new competitive products by others;

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changes in regulatory classifications of our products;

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changes in physician or patient acceptance of the use of physician-dispensed products;

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changes in treatment practices of physicians who currently prescribe our products;

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delays between our expenditures to acquire new product lines or businesses and the generation of revenues from those acquired products or businesses;

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the timing, release and competitiveness of our products;

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increases in the cost of raw materials used to manufacture our products;

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the mix of products that we sell during any time period;

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increased price competition; and

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adverse changes in the level of economic activity in the United States and other major regions in which we do business.

Due to the factors summarized above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful and should not necessarily be relied upon to predict future results of operations. It is also possible that in future periods, our results of operations will not meet the expectations of investors or analysts, or any published reports or analyses regarding our company. In that event, the price of our common stock could decline, perhaps substantially.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus. For example, the Financial Accounting Standards Board, or FASB has adopted a new accounting pronouncement requiring the recording of expense for the fair value of stock options granted. Beginning January 1, 2006, we have adopted Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, which required us to change our accounting policy to record expense for the fair value of stock options granted, and as a result, our operating expenses will increase. We rely on stock options to motivate current employees and attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a recruitment or motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our operating expenses may increase.

Impairment of our significant intangible assets may reduce our profitability.

The costs of our goodwill, acquired product rights, distribution rights, and trademark are recorded as intangible assets and all, except for goodwill, are amortized over the period that we expect to benefit from the assets. As of June 30, 2006, acquired net intangible assets and goodwill comprised approximately 24% of our total assets. We evaluate periodically the recoverability and the amortization period of our intangible assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and changes in them could result in an impairment of our long-lived assets. Any impairment of our intangible assets may reduce our profitability and have a material adverse effect on our results of operations and financial condition.

Fluctuations in demand for our products could create inventory maintenance uncertainties and could adversely affect our business.

As a result of customer buying patterns, a substantial portion of our revenues has been recognized in the last month of each quarter and the last month of the year. We schedule our inventory purchases to meet anticipated customer demand. As a result, relatively small delays in the receipt of manufactured products by us could result in revenues being deferred or lost. Our operating expenses are based upon anticipated sales levels, and a high percentage of our operating expenses are relatively fixed in the short term. Consequently, variations in the timing of sales could cause significant fluctuations in operating results from period to period and may result in unanticipated periodic earnings shortfalls or losses.

If we overestimate demand, we may be required to write off inventories and increase our reserves for product returns. If we underestimate demand, we may not have sufficient inventory of products to ship to our customers. Our products have expiration dates that range from 24 to 36 months from the date of manufacture. We establish reserves for potentially excess, dated or otherwise impaired inventories. We may not be able to accurately estimate the reserve requirement that will be needed in the future. Although our estimates are reviewed quarterly for reasonableness, our product return, rebate or chargeback activity could differ significantly from our estimates. Judgment is required in estimating these reserves and we rely on data from third parties, including, but not limited to, distributor forecasts and independent market research reports. The actual amounts could be different from our estimates, and differences are accounted for in the period in which they become known. If we determine that the actual amounts exceed our reserve amounts, we will record a charge to earnings to approximate the difference. A material reduction in earnings resulting from a charge could have a material adverse effect on our net income, results of operations and financial condition.

We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations of such debt may restrict our operations and adversely affect our business.

As of June 30, 2006, assuming that this offering and the application of the net proceeds from this offering as described under "Use of proceeds" had been completed by that date, we would have had approximately $                    million of pro forma outstanding indebtedness. In addition, the covenants governing our credit facilities permit us to incur additional debt under certain circumstances.

The incurrence of substantial amounts of debt may:

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make it more difficult for us to satisfy our financial obligations;

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require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes;

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increase our vulnerability to general adverse economic and industry conditions;

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limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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place us at a competitive disadvantage compared with some of our competitors that have less debt; and

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limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

The agreements governing our credit facilities impose restrictions on our business that may limit our business opportunities and hinder our ability to execute our business strategy.

Our senior secured credit facilities contain, and other agreements we may enter into in the future may contain, covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things, incur additional debt, create liens, make investments, enter into transactions with affiliates, sell assets, guarantee debt, declare or pay dividends, redeem common stock or make other distributions to stockholders, and consolidate or merge.

Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt.

We have identified material weaknesses in our internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified by management as of December 31, 2005:

1.
We did not maintain a sufficient complement of personnel with appropriate skills, training and company-specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with our financial reporting requirements. This control deficiency contributed to the material weaknesses noted below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness and contributed to the following weaknesses.

2.
We did not maintain effective controls over the valuation of our intangible assets. Specifically, we did not maintain effective controls to ensure that appropriate useful lives were assigned to certain purchased intangible assets and that amortization on these assets were calculated and recorded in accordance with generally accepted accounting principles. This control deficiency resulted in the restatement of our 2003 and 2004 consolidated financial statements and audit adjustments to the 2005 consolidated financial statements. Additionally this control deficiency could result in a misstatement of intangible assets and amortization expense that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly management has concluded that this control deficiency constitutes a material weakness.

3.
We did not maintain effective controls over the completeness and accuracy of accounts payable and accrued expenses. Specifically, we did not maintain effective controls over the completeness and accuracy of accounts payable and accrued expenses to ensure that such expenses were recorded in the proper period in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to the 2005 consolidated financial statements. Additionally this control deficiency could result in a misstatement of accounts payable, accrued expenses, cost of sales and selling and administrative expenses that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly management has concluded that this control deficiency constitutes a material weakness.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. For the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and our auditors will be required to deliver an attestation report on management's assessment of, and the operating effectiveness of, our internal control over financial reporting. We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. As discussed above, we have identified several material weaknesses in our internal controls over financial reporting. We have not, to date, corrected these material weaknesses, and we cannot give any assurances that all material weaknesses will be corrected or that additional material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning in the year ending December 31, 2007. The existence of one or more material weaknesses would preclude a conclusion by management that we maintained effective internal control over financial reporting.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

We will incur increased costs as a result of being a public company.

As public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley

Act of 2002. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In order to comply with these requirements, we need to address the material weaknesses we have identified. While we have taken some steps to improve our financial accounting organization and processes to date, we still need to make a number of additional changes, including adding staff in the areas of finance, tax, internal controls and internal audit. We also need to adopt and implement additional policies and procedures to strengthen our financial reporting capability and plan to invest in an enterprise resource planning system. However, the process of designing and implementing an effective financial reporting system is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments. All of this will also require us to expend significant resources. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our board of directors can issue preferred stock without stockholder approval of the terms of such stock.

Our amended and restated certificate of incorporation will authorize our board of directors, without stockholder approval, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights, and the number of shares constituting any series or the designation of a series. Our board of directors will be able to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. At the completion of this offering, no shares of preferred stock will be outstanding and we have no present plan to issue any shares of preferred stock.

Risks related to this offering

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Prior to this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

•
changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

•
quarterly variations in our or our competitors' results of operations;

•
the announcement of new products or service enhancements by us or our competitors;

•
announcements related to litigation;

•
developments in our industry; and

•
general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

Your interests as holders of our common stock may conflict with those of our controlling stockholder.

As of the date of this prospectus, Stonington Capital Appreciation 1994 Fund, L.P., or Stonington, beneficially owns approximately 60.7% of the outstanding shares of our voting capital stock and, after the offering, will continue to own approximately    %, in each case, without giving effect to the exercise of outstanding options and to the exercise of the underwriters' over-allotment option. As a result, Stonington has and will continue to have control over the outcome of matters requiring stockholder approval, including the power to:

•
elect all of our directors and the directors of our subsidiaries; and

•
approve or prevent mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries' assets or purchases of our common stock that could give holders of our common stock the opportunity to realize a premium over the then-prevailing market price of their shares of common stock.

Stonington will therefore be able to prevent or cause a change of control of the company. Furthermore, we can be considered a controlled company under the Nasdaq rules, and can therefore take advantage of exemptions of certain independence requirements with respect to our board and board committee composition. Currently, John A. Bartholdson, Albert J. Fitzgibbons III and Bradley J. Hoecker, all of whom serve on our board of directors, are employees of Stonington and serve on the board of directors of Stonington's general partner. Stonington's control over us and our subsidiaries, and its ability to prevent or cause a change in control relating to the company, may delay or prevent a change in control of the company, which could adversely affect the market price of our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have             shares of our common stock outstanding. In addition, we will have outstanding options to purchase a total of             shares under our 2000 Stock Option/Stock Issuance Plan and 2005 Stock Incentive Plan of which             will be vested. We intend to file a Form S-8 registration statement to register all the shares of common stock issuable under our option plans, including the 2005 Stock Incentive Plan. Our current stockholders and holders of options to acquire our common stock, on a fully-diluted basis assuming exercise of all outstanding options, are expected to own       % of the outstanding shares of our common stock after completion of this offering, or       % if the underwriters' over-allotment option is exercised in full. Following the expiration of a 180-day "lock-up" period to which a substantial percentage of our outstanding shares and shares issuable upon the exercise of outstanding options are subject, the holders of those shares will generally be entitled to freely transfer those shares. Please see "Shares Eligible for Future Sale." Moreover, JPMorgan Securities Inc. may, in its sole discretion and at any time without notice, release those holders from the sale restrictions on their shares. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our common stock or other equity securities.

After this offering, Stonington, the holder of approximately 12,974,742 shares of our common stock will have rights to demand the registration of its shares or include its shares in registration statements that we may file on our behalf or on behalf of other stockholders. The partnership through which Stonington holds its shares has a termination date of March 29, 2007. Although Stonington may return the investment through a distribution of shares to the fund's investors, Stonington has also exited its investments in publicly traded companies through a combination of sales under Rule 144, registered secondary offerings, and the distribution of shares to the fund's investors. By exercising its registration rights and selling a large number of shares, Stonington could cause the price of our common stock to decline, which could impede our ability to make acquisitions through the issuance of additional shares of our common stock. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by Stonington or other holders of registration rights, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

Provisions in our charter documents and Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

Provisions in our certificate of incorporation and our bylaws, as amended and restated upon the closing of this offering, and Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•
advance notification procedures for matters to be brought before stockholder meetings;

•
a limitation on who may call stockholder meetings;

•
a prohibition on stockholder action by written consent; and

•
the ability of our board of directors to issue up to 10 million shares of preferred stock without a stockholder vote.

We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. Any of these restrictions could have the effect of delaying or preventing a change in control.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Based on an assumed offering price of $         , the midpoint of the range set forth on the cover of this prospectus, investors who purchase shares in this offering will contribute    % of the total amount of funds raised by our company but will own only    % of the outstanding share capital and    % of the voting rights. Further, assuming an offering price of $                    , the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $                    in the net tangible book value per share of the common stock from the price you paid. We also have outstanding stock options to purchase 652,130 shares of our common stock at a weighted average exercise price of $7.77 per share as of June 30, 2006. To the extent these options are exercised, there will be further dilution.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, under our credit agreement with Merrill Lynch Capital, OMP, Inc. (our operating subsidiary) is prohibited from making certain distributions, including payment of dividends, except in certain circumstances.

Forward-looking statements

We have made forward-looking statements in this prospectus, including the sections entitled "Management's discussion and analysis of financial condition and results of operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention to update forward-looking statements after we distribute this prospectus. You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements.

Use of proceeds

Our estimated net proceeds from the sale of common stock in this offering will be approximately $              million, or $              million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming an initial public offering price of $              per share, the midpoint of the range on the cover of this prospectus. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

We expect to use the net proceeds of this offering for the following purposes:

•
repayment of approximately $              million of our outstanding debt under our Credit Agreement with Merrill Lynch Capital. The term loan borrowings under this agreement mature on January 28, 2010 and January 1, 2011 for Term Loan A and Term Loan B, respectively. The loans under the agreement bear variable interest based on a margin over prime rate or LIBOR. As of June 30, 2006, the applicable margins were 2.25% and 2.50% for prime rate borrowings and 3.75% and 4.00% for LIBOR borrowings, for Term Loan A and Term Loan B, respectively. As of June 30, 2006, Term Loan A was bearing interest at LIBOR of 9.01% and Term Loan B was bearing interest at both LIBOR and prime rate of 9.26% and 10.5%, respectively.

•
approximately $             for increasing the scope of our research and development programs and operational support for our Penetrating Therapeutics technology that may enhance the efficacy of established FDA-approved prescription and OTC active ingredients, which may address such conditions as fungal infections, dermatitis, hair loss and hair removal; and for new indications of our existing products; and

•
the balance for working capital and other general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our product development and sales and marketing efforts, our operating costs and capital expenditures. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above as a result of contingencies such as the amount of proceeds raised in this offering, the results of our sales and marketing efforts, the progress and results of our product development activities and competitive developments. Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments. We believe that our net cash provided by operating activities and existing cash and cash equivalents will be sufficient to fund our operations for at least the next two years.

Dividends

In the year ended December 31, 2005, we paid a $3.00 per share dividend, totaling approximately $63.1 million, to holders of our common stock as of February 7, 2005. On February 10, 2005, we redeemed $11.8 million, or 100% of our then outstanding Series A preferred stock and paid the holders of that stock an additional $9.3 million, or 100% of the Series A preferred stock dividend that had accrued since it was issued in December 1997. These are the only dividends we have paid in the past, and we anticipate that in the future, we will retain earnings to support operations and to finance the expansion of our business. Therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, financial condition, the requirements of any financing agreements to which we may be a party and on other factors considered relevant by our board of directors. Under our credit agreement with Merrill Lynch Capital, OMP, Inc. (our operating subsidiary) is prohibited from making certain distributions, including payment of dividends, except in certain circumstances. For more information, please see the section entitled "Management's discussion and analysis of financial condition and results of operations."

Capitalization

The following table sets forth our capitalization as of June 30, 2006:

•
on an actual basis;

•
on a pro forma basis to give effect to our receipt of approximately $              million in estimated net proceeds (net of underwriting discounts, commissions and offering costs) from our sale of             shares of our common stock in this offering assuming an initial public offering price of $              per share; and

•
on a pro forma as adjusted basis to give effect to the filing of our amended and restated certificate of incorporation for an authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, our receipt of approximately $              million in estimated net proceeds from our sale of             shares of our common stock in this offering assuming an initial public offering price of $              per share, as well as the repayment of approximately $             in debt and the write down of debt issuance costs of $             .

The number of shares of common stock to be outstanding after this offering excludes:

•
652,130 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2006 at a weighted average exercise price of $7.77 per share;

•
2,500,000 shares of our common stock reserved for issuance under our 2000 Stock Option/Stock Issuance Plan; and

•
shares of common stock reserved for issuance under our 2005 Stock Incentive Plan.

You should read this table in conjunction with the "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2006
(in thousands, except per share data)	Actual	Pro forma	Pro forma as adjusted

Total debt and liability for shares subject to repurchase	$84,900

Shareholders' equity (deficit)
Preferred stock, par value $0.001 per share, 500,000 shares authorized; no shares issued and outstanding actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted and pro forma as adjusted; Common stock, par value $0.001 per share, 35,000,000 shares authorized; 21,359,013 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, as adjusted and pro forma as adjusted	21
Additional paid-in capital	1,040
Accumulated deficit	(24,689)
Repurchase obligation	(22,500)
Accumulated other comprehensive income	(32)

Total stockholders' equity (deficit)	(46,160)

Total capitalization	$38,740

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon the completion of this offering. As of June 30, 2006, our historical net tangible book value (deficit) was $(57.4) million, or $(2.69) per share of common stock. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of June 30, 2006. Our pro forma net tangible book value as of June 30, 2006 was approximately $             , or $              per share of common stock. Pro forma tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the as adjusted number of shares of our outstanding common stock. After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $              per share, the midpoint of the range on the cover of this prospectus, our receipt of approximately $              million in estimated net proceeds from this offering, and the repayment of approximately $             of debt, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been $              million, or $              per share, representing an immediate increase in the as adjusted net tangible book value of $             to existing stockholders and an immediate dilution of $              per share to new investors purchasing our common stock in this offering.

The following table summarizes this per share dilution:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of June 30, 2006		$(2.69)
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value (deficit) per share as of June 30, 2006	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors			$

The following table summarizes, on the as adjusted basis described above as of June 30, 2006, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and new investors at an assumed initial public offering price of $              per share, the midpoint of the range on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

The tables and calculations above assume no exercise by the underwriters of their over-allotment option and no exercise of stock options outstanding on June 30, 2006. As of June 30,

2006, there were 21,359,013 shares of common stock outstanding, which excludes 652,130 shares of common stock issuable upon exercise of outstanding stock options, as of June 30, 2006 at a weighted average exercise price of $7.77 per share.

To the extent any of these options is exercised, there will be further dilution to new investors. If all of these outstanding options had been exercised as of June 30, 2006, our pro forma as adjusted net tangible book value per share after this offering would be $             and total dilution per share to new investors would be $              per share.

Selected consolidated financial data

The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statements of income data for the years ended December 31, 2003, 2004, and 2005, and consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements for such years and as of such dates, which are included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003, are derived from our unaudited consolidated financial statements for such years and as of such dates, which are not included in this prospectus. The table also sets forth selected historical financial information and other data for the six months ended June 30, 2005 and 2006, which are derived from our unaudited interim consolidated financial statements. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods.

The information in the following table should be read together with "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The financial information for the years ended December 31, 2004 and 2003 has been restated as discussed in footnote 1 below.

	Year ended December 31,					Six months ended June 30,
(in thousands, except per share amounts)
	2001	2002	2003(1)	2004(1)	2005	2005	2006

	(---unaudited---)		(-----restated-----)			(----unaudited----)

Consolidated statements of income data:
Net sales	$35,634	$46,316	$49,261	$56,256	$64,941	$30,987	$35,926
Cost of sales	9,787	11,554	7,893	9,484	11,572	5,372	5,789

Gross profit	25,847	34,762	41,368	46,772	53,369	25,615	30,137
Selling, general and administrative expenses	23,126	21,684	23,338	25,377	32,285	14,394	22,703

Income from operations	2,721	13,078	18,030	21,395	21,084	11,221	7,434
Interest income	10	69	75	161	61	61	—
Interest expense	(1,118)	(403)	(145)	(20)	(6,146)	(2,745)	(3,123)
Gain on legal settlements	—	—	218	230	—	—	—

Income before provision for income taxes and minority interest in subsidiary net (income) loss	1,613	12,744	18,178	21,766	14,999	8,537	4,311
Provision for income tax	(675)	(4,829)	(6,891)	(7,685)	(6,043)	(3,073)	(1,737)

Net income before minority interest in subsidiary net (income) loss	938	7,915	11,287	14,081	8,956	5,464	2,574

Minority interest in subsidiary net (income) loss	(52)	10	42	—	—	—	—

Net Income	$886	$7,925	$11,329	$14,081	$8,956	$5,464	$2,574

Dividends on mandatorily redeemable convertible preferred stock	(1,609)	(1,538)	(1,400)	(1,363)	(140)	(137)	—

Net income attributable to common stockholders	$(723)	$6,387	$9,929	$12,718	$8,816	$5,327	$2,574

Net income attributable to common shares:
Basic	$(0.05)	$0.36	$0.51	$0.66	$0.42	$0.26	$0.12
Diluted	$(0.05)	$0.34	$0.48	$0.61	$0.41	$0.25	$0.12
Weighted average common shares outstanding:
Basic	14,501,421	17,920,465	19,486,629	19,225,375	21,027,128	20,754,734	21,373,628
Diluted	14,785,008	19,115,562	20,945,077	20,785,335	21,319,500	21,264,439	21,401,024

	As of December 31,					As of June 30,
(in thousands)	2001	2002	2003	2004(1)	2005	2006

	(---------unaudited---------)			(restated)		(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$1,792	$8,830	$8,739	$18,234	$3,367	$3,167
Working capital	(4,255)	9,755	13,771	25,839	15,397	11,495
Total assets	26,794	34,397	35,468	48,704	45,947	46,793
Liability for shares subject to repurchase less current portion						21,000
Long-term debt less current portion	2,163	34	44	30	63,195	58,966
Redeemable preferred stock	21,187	22,409	22,175	22,511	—	—
Total stockholders' equity (deficit)	$(9,667)	$3,143	$6,390	$20,083	$(26,361)	$(46,160)

(1)
The accompanying consolidated financial statements for the years ended December 31, 2004 and 2003 have been restated to properly reflect amortization expense on trademarks over the period which the assets are expected to contribute directly or indirectly to our future cash flows. We had previously concluded that our trademarks had an indefinite life and as a result ceased amortization of trademarks, upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." Furthermore, the accompanying consolidated financial statements for the years ended December 31, 2004 and 2003 have also been restated to properly reflect the consolidation of Obagi Singapore Pte. Ltd. ("Obagi (S)"). We had previously determined, based on materiality considerations, that our 51% ownership of Obagi (S) should not be consolidated. We have now determined that Obagi (S) should have been consolidated in our consolidated financial statements.

The following is a summary of the effects of the restatement on our selected consolidated financial data (see footnotes to the accompanying consolidated financial statements):

	As of December 31, 2004
(in thousands)	As previously reported	As restated

Consolidated balance sheet data:
Cash and cash equivalents	$18,209	$18,234
Prepaid expenses and other current assets	1,195	1,212
Deferred incomes taxes	2,578	3,006
Intangible assets, net	8,775	7,698
Total assets	49,311	48,704
Accounts payable	3,221	3,274
Current portion of long-term debt	9	33
Accrued liabilities	2,339	2,505
Total liabilities	5,867	6,110
Additional paid-in capital	4,547	4,986
Accumulated earnings (deficit)	21,710	20,445
Accumulated other comprehensive income (loss)	102	78
Total stockholders' equity (deficit)	$20,933	$20,083

	For the year ended December 31, 2004		For the year ended December 31, 2003
(in thousands, except per share amounts)	As previously reported	As restated	As previously reported	As restated

Consolidated statements of income data:
Net sales	$56,210	$56,256	$48,901	$49,261
Cost of sales	9,484	9,484	7,666	7,893
Gross profit	46,726	46,772	41,235	41,368
Selling, general and administrative expenses	25,008	25,377	22,724	23,338
Income from operations	21,718	21,395	18,511	18,030
Interest expense	(17)	(20)	(137)	(145)
Income before provision for income taxes and minority interest in consolidated subsidiary net loss	22,092	21,766	18,667	18,178
Provision for income taxes	7,832	7,685	7,032	6,891
Net income before minority interest in consolidated subsidiary net loss	14,260	14,081	11,635	11,287
Minority interest in consolidated subsidiary net loss	—	—	—	42
Net income	14,260	14,081	11,635	11,329
Net income attributable to common shares	12,897	12,718	10,235	9,929
Basic loss per share	$0.67	$0.66	$0.53	$0.51
Diluted loss per share	$0.62	$0.61	$0.49	$0.48

Management's discussion and analysis of financial
condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a specialty pharmaceutical company focused on the aesthetic and therapeutic skin health markets. We develop and commercialize prescription-based, topical skin health systems that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles.

Current products.    Our primary product is the Obagi Nu-Derm System, which we believe is the only clinically proven, prescription-based, topical skin health system on the market that has been shown to enhance the skin's overall health by correcting photo-damage at the cellular level, resulting in a reduction of the visible signs of aging. The primary active ingredients in this system are 4% hydroquinone and OTC skin care agents. In April 2004, we introduced the Obagi-C Rx system consisting of a combination of prescription and OTC drugs and adjunctive cosmetic skin care products to treat skin conditions resulting from sun damage and the oxidative damage of free radicals. The central ingredients in this system are 4% hydroquinone and Vitamin C. In October 2005, we launched the Obagi Professional-C products, a complete line of proprietary, non-prescription products, which consists of Vitamin C serums used to reduce the appearance of damage to the skin caused by ultraviolet radiation and other environmental influences. In July 2006, we launched our Nu-Derm Condition and Enhance System, for use in conjunction with commonly performed cosmetic procedures including Botox injections. We also market tretinoin, used for the topical treatment of acne in the United States, and Obagi Blue Peel products, used to aid the physician in the application of skin peeling actives.

Future products.    We focus our research and new product development activities on improving the efficacy of established prescription and OTC therapeutic agents by enhancing the penetration of these agents across the skin barrier using our proprietary technologies collectively known as Penetrating Therapeutics. We are currently evaluating new systems to address acne and skin elasticity and, based on positive interim clinical results, we plan to introduce them to the market in late 2006 or early 2007; however, there can be no assurance that the results of the completed clinical trials for these new systems will be positive or that we will be able to introduce the new systems by such dates, if at all.

U.S. distribution.    We market all of our products through our direct sales force in the United States primarily to plastic surgeons, dermatologists and other physicians who are focused on aesthetic skin care. As of June 30, 2006, we sold our products to over 4,100 physician-dispensing accounts in the United States, with no single customer accounting for more than 5% of our net sales. Our current products are not eligible for reimbursement by Medicare or other third-party payors. We generated U.S. net sales of $52.9 million during the year ended December 31, 2005, and $29.4 million during the six months ended June 30, 2006.

International distribution.    We market our products internationally through 12 international distribution partners that have sales and marketing activities in approximately 35 countries outside of the United States. Much like our business model in the United States, these distributors sell our products through direct sales representatives to physicians, or through alternative distribution channels depending on regulatory requirements and industry practices. We generated international net sales of $8.7 million during the year ended December 31, 2005, and $4.8 million during the six months ended June 30, 2006.

Licensing.    We market our product in the Japanese retail markets through a trademark and know-how license agreement with Rohto Pharmaceutical Co., Ltd., or Rohto. Under our agreement, Rohto is licensed to manufacture and sell a series of OTC products under the Obagi brand name in the Japanese drug store channel, and we receive a royalty based upon sales of Obagi branded products in Japan by Rohto. Rohto's Obagi branded products are sold through approximately 5,000 high-end drug stores. We have other licensing arrangements in Japan to market and sell OTC product systems under the Obagi brand, both for in-office use in facial procedures, as well as for sale as a take-home product kit in the spa channel. We receive royalties based upon these arrangements. We generated licensing revenue of $3.4 million during the year ended December 31, 2005, and $1.8 million during the six months ended June 30, 2006.

Sales growth.    Our total net sales have grown from $49.3 million for the year ended December 31, 2003 to $56.3 million and $64.9 million for the years ended December 31, 2004 and 2005, respectively. Our sales growth has been driven primarily by continued Obagi Nu-Derm System sales growth, Obagi-C Rx system sales following its launch in April 2004 and Professional-C sales following its launch in October 2005. We believe that the key factors underlying the growth of our sales include:

•
Our professional marketing efforts to physicians.    Our professional sales force targets physicians who are providing aesthetic treatments and educates them on how to best provide our products to their patients. Our professional sales force also provides education to physicians, aestheticians, other staff and patients about the benefits of promoting skin health. We have increased our sales force from 41 employees as of January 1, 2003 to 85 employees as of June 30, 2006. We will continue to invest in expanding our sales force as warranted by the success of new product offerings and continued core product growth.

•
Strong growth in the aesthetic skin care market.    In 2005, the global skin care market was estimated to be $36.2 billion, of which over 62% were facial skin care products, according to Global Industry Analysts, Inc., a market research firm. Additionally, the independent research firm, Kalorama Information, estimates that from 2005 to 2010, over 70 million people in the United States will receive cosmetic facial procedures for which they will pay over $60 billion. We believe this reflects a growing desire and acceptance among the aging population to seek aesthetic facial products and procedures from their physicians. With our leading position in the physician-dispensed channel, the clinically proven aesthetic benefits of our products and the potential of our systems to enhance or complement many other facial procedures, we believe we are well positioned to meet this growing patient demand.

•
Conducting clinical studies on our products.    We have completed 15 clinical studies since 2003 to demonstrate the efficacy of our products. We believe that these clinical studies provide our products added scientific credibility in the physician-dispensed market. We are currently conducting four clinical studies on new and existing products and plan on initiating four additional clinical studies by December 31, 2006.

•
International.    We have formal distribution agreements with 12 distribution partners covering over 50 countries and a trademark and product know-how license agreement in the OTC market of Japan. Currently, those distributors have sales activities in approximately 35 countries, with growth in 2005 and the first half of 2006 coming primarily from Canada and Southeast Asia.

Results of operations.    We commenced operations in 1997, and as of June 30, 2006, we had an accumulated deficit of $24.7 million. The accumulated deficit arose when we paid a $63.1 million common stock dividend in February 2005. At December 31, 2004, we had accumulated earnings of $20.4 million. We reported net income of $9.0 million and $2.6 million for the year ended December 31, 2005, and six months ended June 30, 2006, respectively.

Seasonality.    Sales of our products have historically been higher between September and March. We believe this is due to increased product use and patient compliance during these months. We believe this increased usage and compliance relates to several factors such as higher patient tendencies toward daily compliance inversely proportionate to their tendency to travel and/or engage in other disruptive activities during summer months.

Future growth.    We believe that our future growth will be driven by increased direct sales coverage and ongoing marketing efforts to create increased awareness of the Obagi brand and the benefits of skin health. We plan to continue to invest significant resources on the commercialization of new applications of our current products, the continuing development of our pipeline products and the in-licensing or acquisition of new product opportunities. Our on-going profitability is primarily dependent upon the continued success of our current product offerings.

Controls and procedures.    We have restated our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004 in order to correct errors that we identified during the preparation of this registration statement in connection with our initial public offering and the performance of the associated audit for our year ended December 31, 2005. We also identified control deficiencies in our internal controls that were deemed to be "material weaknesses" in our internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As of December 31, 2005, we did not maintain effective controls over the preparation, review and presentation and disclosure of our consolidated financial statements. This failure caused three material weaknesses. These material weaknesses were:

(i)    We did not maintain a sufficient complement of personnel with appropriate skills, training and company-specific experience in the selection, application and implementation of generally accepted accounting principles commensurate with our financial reporting requirements and control procedures necessary for SEC registrants. This control deficiency contributed to the material weaknesses noted below. Additionally, this control deficiency could result in a misstatement of accounts and disclosures that would result in a misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness and contributed to the following material weaknesses.

(ii)   We did not maintain effective controls over the valuation of our intangible assets. Specifically, we did not maintain effective controls to ensure that appropriate useful lives were assigned to certain purchased intangible assets and that amortization on these assets were calculated and recorded in accordance with generally accepted accounting principles. This control deficiency resulted in the restatement of our 2003 and 2004 consolidated financial statements and audit adjustments to the 2005 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of intangible assets and amortization expense that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly management has concluded that this control deficiency constitutes a material weakness.

(iii)  We did not maintain effective controls over the completeness and accuracy of accounts payable and accrued expenses. Specifically, we did not maintain effective controls over the completeness and accuracy of accounts payable and accrued expenses to ensure that such expenses were recorded in the proper period in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to the 2005 consolidated financial statements. Additionally this control deficiency could result in a misstatement of accounts payable, accrued expenses, cost of sales and selling and administrative expenses that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly management has concluded that this control deficiency constitutes a material weakness.

These control deficiencies led to the restatement of our financial statements for the years ended December 31, 2003 and December 31, 2004, resulting in a $0.3 million decrease in our net income for the year ended December 31, 2003 and a $0.2 million decrease in our net income for the year ended December 31, 2004. These control deficiencies also led to the recordation of audit adjustments to the 2005 consolidated financial statements. See note       to the audited consolidated financial statements included elsewhere in this prospectus for further details. These control deficiencies could result in more than a remote likelihood that a material misstatement to our annual or interim financial statements would not be prevented or detected. Accordingly, we have concluded that each of these control deficiencies constitute a material weaknesses.

None of the material weaknesses described have been corrected, although we have taken steps toward correcting the material weaknesses. To improve our financial accounting organization and processes, we have hired a controller and assistant controller, intend to create an audit committee comprised entirely of independent directors, have appointed an independent director to be the chairman of the audit committee and have hired additional accounting support staff. We are in the process of adding five new positions in the areas of finance, tax, internal controls and internal audit. We are adopting and implementing additional policies and procedures to strengthen our financial reporting capability including a planned investment into an enterprise resource planning system. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See "Risk Factors—Risks related to our capital requirements and finances—We have identified material weaknesses in our internal control over financial reporting."

Restatement.    We have restated our consolidated balance sheet at December 31, 2004 and our consolidated statements of income, our consolidated statements of stockholders' equity and our consolidated statements of cash flows for the fiscal years ended December 31, 2004 and 2003. Additionally, all affected amounts described in the Notes to the Consolidated Financial Statements have been restated. The restatements were performed for the following reasons:

•
We have determined that we should not have ceased amortizing our trademarks in 2002 and that our trademarks should have continued to be amortized over the period which the asset was expected to contribute directly or indirectly to our future cash flows.

•
We have determined that we should have been consolidating the results of Obagi (S) Pte. Ltd., a Singapore-based entity of which we hold a 51% interest, into our consolidated financial statements.

The details of these restatements are fully presented in the Notes to the Consolidated Financial Statements and presented in the Selected consolidated financial data above.

Critical accounting policies and use of estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, sales and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, sales return reserve, accounts receivable, inventory and goodwill and other intangible assets. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. By their nature, these estimates are subject to an inherent degree of uncertainty. As a result, we cannot assure you that actual results will not differ significantly from estimated results. Our significant accounting policies are further described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition.    We recognize revenues in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. Our shipment terms are FOB shipping point as outlined in our sales agreements.

Our domestic sales agreements do not provide for rights of return or price protection. However, we may approve returns on a case-by-case basis at our discretion. Certain international distribution agreements do provide for rights of return and price protection. Generally, such return rights are for a period of not more than 90 days after the products have been shipped to the distributors. In accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, we continuously monitor and track product returns and record a provision for the estimated future amount of such future returns, based on historical experience and any notification we receive of pending returns. We do not grant any warranty provisions on our products. We provide for discounts and allowances based on historical experience at the time revenue is recognized as a reduction to revenue. To date such provisions have approximated management's estimates. Other than our provision for future returns, the only estimates that we have to make regarding revenue recognition pertain to the collectibility of the resulting receivable, both of which are discussed below.

We grant price protection rights to certain international distributors. Such price protection rights require us to pay the distributor if there is a reduction in the list price of our products. Price protection payments would be required for the distributor's inventory on-hand or in-transit on the date of the price reduction, for a period not to exceed 90 days prior to the date of the price reduction. We have not recorded a liability in connection with such price protection rights as we have never reduced the list prices of our products.

In September 2002, we entered into a licensing agreement with Rohto (see Note 9 to our financial statements), a large Japan-based company that specializes in the distribution and marketing of OTC medical oriented products in the drug store and retail channels. We recognize royalty revenue related to the licensing agreement based on Rohto's sale of related products. This royalty revenue is recognized as earned and is based upon a predetermined rate within the licensing agreement.

Sales returns and allowances.    When we sell our products, we reduce the amount of revenue recognized from such sales by an estimate of future product returns and other sales allowances. Sales allowances include cash discounts, rebates and sales incentives relating to products sold in the current period. Factors that are considered in our estimates regarding sales returns include the historical rate of returns and current market conditions. We maintain a return policy that allows our customers to return product within a specified period after shipment of the product has occurred. Factors that are considered in our estimates regarding sales allowances include quality of product and recent promotional activity. If actual future experience for product returns and other sales allowances exceed the estimates we made at the time of sale, our financial position, results of operations and cash flow would be negatively impacted. To date, such provisions have approximated management's estimates.

Accounts receivable.    We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. Receivables are charged to the allowance for doubtful accounts when an account is deemed to be uncollectible, taking into consideration the financial condition of the customer and the value of any collateral. Recoveries of receivables previously charged off as uncollectible are credited to the allowance. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments and this exceeds our estimates of the balance sheet date, we would need to charge additional receivables to our allowances, and our financial position, results of operation and cash flow would be negatively impacted. Our credit losses have historically been within our expectations and the allowance established.

Inventory.    We state our inventories at the lower of cost or market, computed at actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of sales and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology, new product offerings and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins. To date, such reserves have approximated management's estimates.

Goodwill and other intangible assets.    Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles having an indefinite life are not amortized, but instead will be reviewed for impairment at least annually or if an event occurs or circumstances indicate the carrying amount may be impaired. Events or circumstances which could indicate an impairment include a significant change in the business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in our strategy or disposition of a reporting unit or a portion thereof. Goodwill impairment testing is performed at the reporting unit level.

SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to such reporting units, assignment of goodwill to such reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We have selected September 30 as the date on which we will perform our annual goodwill impairment test. Based on our analyses, no impairment charges were recognized for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003.

Other intangible assets consist of trademarks, distribution rights, covenants not-to-compete, patents, customer lists, and proprietary formulations. Other intangible assets are amortized over the expected period of benefit using the straight-line method over the following lives: trademarks (20 years); distribution rights (ten years); covenants not-to-compete (seven years); and other intangible assets (three to 17 years). Any unfavorable changes in market conditions or our product lines may result in the impairment of goodwill or an intangible asset, which could adversely impact our net income.

Leases.    We account for leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that our leases be evaluated and classified as either operating leases or capital leases for financial reporting purposes. Minimum base rents for our operating leases, which generally have scheduled rent increases over the term of the lease, are recorded on a straight-line basis over the lease term. The initial lease term includes the period from when we are given access and control over the lease property, whether or not rent payments are due under the terms of the lease.

For leases with renewal periods at our option, we generally consider the lease term to consist of the initial lease term, as exercise of the renewal options as determined at lease inception are not considered to be reasonably assured of exercise. However, if failure to exercise a renewal option imposes an economic penalty of sufficient magnitude to us, then the renewal, at inception, is reasonably assured and will be included in the determination of the appropriate lease term.

In certain instances, we disburse cash for leasehold improvements, furnishings, fixtures and equipment to renovate leased premises. If costs are paid directly by the landlord or reimbursed to us by the landlord, we record a deferred rent liability and amortize the deferred rent liability over the lease term as a reduction to rent expense. In other instances, we may expend cash for landlord additions that we make to lease premises that are reimbursed to us by the landlord. Based on the specifics of the leased space and the lease agreement, during the renovation period, amounts paid will be recorded as prepaid rent and any landlord reimbursement will be recorded as an offset to prepaid rent.

Stock-based compensation.    We account for stock-based compensation in accordance with the provisions of SFAS No. 123R Share-Based Payment. In connection with our January 2006 adoption of SFAS No. 123R, we adopted the modified prospective transition method in the first quarter of fiscal 2006, and as a result, did not retroactively adjust results from prior periods. Under this transition method, stock-based compensation is recognized for: (i) expense related to the remaining unvested portion of all stock option awards granted during the one year period preceding our initial public offering, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) expense related to all stock option awards granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with SAB No. 107, the remaining unvested options we issued prior to the one year period preceding our initial public offering are not included in the SFAS No. 123R option pool as they were valued using the minimum value method. As a result, unless subsequently modified, repurchased or cancelled, such unvested options will not be included in stock-based compensation. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant using any valuation model requires judgment. We use the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their stock options before exercising them ("expected term"), the estimated volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). We estimated our options' expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determine another method to estimate expected volatility or expected term was more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for stock-based awards could change significantly. Higher volatility and expected terms result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

As a result of adopting SFAS No. 123R, the impact to our Consolidated Statement of Income for the six months ended June 30, 2006 on income before income taxes and net income was $131,000 and $79,000, respectively, and does not have a material effect on basic and diluted earnings per share, respectively. In addition, prior to the adoption of SFAS No. 123R, we presented the tax benefit resulting from the exercise of stock options as operating cash inflows in our Consolidated Statements of Cash Flows. Upon the adoption of SFAS No. 123R, the excess tax benefits for those options are classified as financing cash inflows.

Given the absence of an active market for our common stock, our board of directors, the members of which we believe have extensive business, finance and investment experience, were required to estimate the fair value of our common stock at the time of each option grant for purposes of determining stock-based compensation expense for the periods presented herein. In response to that requirement, our board of directors appointed members of the compensation committee to analyze our stock value and recommend common stock valuation estimates. For economic reasons, we initially chose to value our options using a model based on multiples of EBITDA and revenue. If a valuation model using different input variables and assumptions had been used, our common stock valuation may have been different. Subsequent to December 31, 2005, we obtained retrospective valuations from an unrelated third-party valuation specialist. The estimated fair values determined by the valuation specialist were higher for each grant than our estimated fair values. Therefore, we have not adjusted our consolidated financial statements based upon the retrospective valuations obtained.

The committee considered numerous objective and subjective factors in determining the value of our common stock at each option grant date, including: (i) our stage of development and revenue growth; (ii) the timing of the anticipated launch of new products; (iii) available market data, including observable market transactions, and valuations for comparable companies; (iv) the fact that option grants involved illiquid securities in a private company; and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the date of grant.

The committee also considered the market capitalization of comparable public companies and other metrics, including revenue multiples and price/earning multiples, in determining the fair value of our common stock. Based on these factors, our board of directors granted employee stock options during 2005 at exercise prices ranging from $7.00 per share in March 2005 to $12.00 per share in October 2005. As the exercise price was determined to be equal to or greater than the fair value of the underlying common stock on the date of each grant, we recognized no stock-based compensation expense for options granted in 2005.

In connection with the preparation of the consolidated financial statements necessary for this prospectus, we have reassessed the fair value of our employee stock options granted during 2005. In making this reassessment, we considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This reassessment included the completion of retrospective valuations performed by an independent appraisal firm as of February 2005 and October 2005, the dates options were granted in 2005, as well as an evaluation of all information that was available at the time the grants occurred, including current information that did not exist at the time we originally granted the options. The retrospective valuations performed by the independent appraisal firm concluded that the fair value of our stock at February 2005 and October 2005 was $6.14, as presented in the table below.

We also engaged an independent valuation expert to conduct a contemporaneous valuation of our stock as of May 2006 to determine the fair value of shares subject to repurchase. We considered the May 2006 valuation to be a relevant, independent and reliable determination of fair value available at a single point in time given that is was performed contemporaneously while we were contemplating an initial public offering. As such, we analyzed the changes in fair value that occurred between the options granted in March 2005 and the options granted in October 2005, based on the retrospective valuations performed, and the fair value of $10.00 per share which we determined to be the fair value in May 2006, and was also the fair value determined in the May 2006 contemporaneous valuation.

The methodologies used by the retrospective valuations were similar to the methodologies used in the May 2006 valuation. The retrospective valuations used a market approach and discounted cash flow approach with the enterprise value then being derived from these approaches.

Given that we determined the fair value of our stock to be consistent with the May 2006 valuation, we used the following factors for evaluating the period of time that elapsed from the grant of options in February 2005 to May 2006. We considered the following in our analysis: (i) fluctuations in comparable company multiples between periods and market trends; (ii) our financial performance; (iii) our accomplishments during the period; and (iv) the marketability discount used.

We analyzed the change in multiples and correlated that change to overall market trends. The multiples declined between from February 2005 to October 2005. This was consistent with the market conditions during the same period. In addition, there were no notable transactions occurring during this period. The multiples increased between the period of October 2005 and May 2006, which correlated to heightened market interest in our industry and business model, related in part to acquisitions of competitive companies or product lines at premium multiples during that period. In each case, we concluded that the changes in multiples observed were supported by market activity, or inactivity.

We also analyzed our financial performance and accomplishments during the period. We experienced relatively low growth between the first and third quarters of 2005. During the fourth quarter of 2005 and the first two quarters of 2006, we experienced higher levels of quarter on quarter growth. This trend would support the decrease in implied multiples for the period between February 2005 and October 2005, and the increase in implied multiples for the period between October 2005 and May 2006. In addition, we also took into account significant factors that contributed to the differences between the fair value as of October 2005 and May 2006, including but not limited to the following:

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launch of Professional-C, a series of high potency Vitamin C serums, which are antioxidants that help to counteract the effects of ultraviolet radiation and other environmental influences, and which had significantly increased revenue growth rates and margins during the fourth quarter 2005 and the first and second quarters 2006;

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launch of new systems, under the Nu-Derm Condition and Enhance brand, for use before and after commonly performed cosmetic procedures, which contributed significant sales to 2005 fourth quarter results and provided significant research data for launching Condition and Enhance systems;

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final phase of development completed for new system to address acne primarily in the first and second quarters of 2006;

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development of new products to address skin elasticity primarily in the first and second quarters of 2006;

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securing licensing agreements with third parties regarding new products developed in the fourth quarter of 2005; and

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entering into licensing agreements securing penetration into international markets in the first quarter of 2006.

We also analyzed the non-marketability discount applied to the value of our common stock to reflect the fact that our stockholders cannot freely trade our stock in the public markets. The level of discount applied at each stock option grant date reflected the anticipated likelihood and timing of a future liquidity event, based on our management's expectations at that time. The illiquidity discount declined from approximately 20% at February 2005 to approximately 10% at May 2006. In the fourth quarter of 2005, we began contemplating an initial public offering of our common stock during 2006. As such, the illiquidity discount of approximately 10% for October 2005 and May 2006 reflected the anticipated near term liquidity event. We believe a non-marketability discount of 5% to 10% is generally appropriate when a liquidity event is anticipated within one year of the valuation date.

We also continued to monitor the fair market value of our common stock since May 2006 based on further improvements in our financial performance and business.

If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair market value of our common stock.

In order to promote the creation of incremental future value for the stockholders, the compensation committee priced the options granted in 2005 at exercise prices that were at or above their assessment of fair market value as of that date. After our re-evaluation of fair value in connection with the performance of retrospective valuations by an independent valuation firm, we determined the options to be at or above fair market value at the date of grant. Based on our review of the events that transpired during the intervening period from the fourth quarter of 2005 when options were granted to May of 2006, and our determination of the fair value of our stock in May 2006, we concluded that the exercise prices continue to reasonably approximate fair market value.

Information regarding our stock option grants, net of forfeitures, to our employees and non-employee members of our board of directors and advisory board for 2005 and 2006 is summarized below:

	Number of shares subject to option grant	Exercise price per share	Deemed fair market value per share

March 2005	345,000	$7.00	$6.14
October 2005	212,500	$9.00	$6.14
October 2005	50,000	$12.00	$6.14

Results of operations

Six months ended June 30, 2006 compared to six months ended June 30, 2005

The following table compares net sales by product line and certain selected products for the six months ended June 30, 2006 and 2005:

	Six months ended June 30,
(in thousands)	2006	2005	Change

	(---unaudited---)
Net Sales by Product Line:
Skin Health
Nu-Derm	$25,129	$22,797	10%
Vitamin C	5,140	3,787	36
Other	3,824	2,625	46

Total	34,093	29,209	17
Licensing fees	1,833	1,778	3

Total net sales	$35,926	$30,987	16%

United States	82%	80%
International	18%	20%

Net sales.    Net sales increased by $4.9 million, or 16%, to $35.9 million during the six months ended June 30, 2006, as compared to $31.0 million during the six months ended June 30, 2005. During the six months ended June 30, 2006, we experienced Nu-Derm sales growth of $2.3 million, a combined sales growth of $2.5 million in the Vitamin C and Other product lines and $0.1 million of growth in licensing fees. This sales growth was comprised of $4.6 million of growth in the United States and $0.3 million in growth from international markets. U.S. growth was fueled by the overall growth in the skin care market. Over 73% of the product line sales growth experienced was attributable to unit volume growth. The Nu-Derm product line growth was largely driven by the expansion of our sales force and the promotional and educational efforts of our professional sales force. The growth in the Vitamin C line was primarily due to the successful launch of a new Vitamin C line during 2005 and early 2006. The Other product line growth was driven by the system approach concept launched in early 2005. The system approach is designed to educate physicians on the benefits of prescribing the complete Nu-Derm system as opposed to partial systems. International sales growth was primarily in the Nu-Derm product line and came from two regions, $0.3 million from the Middle East, and $0.1 million from the Europe and Other region. This growth was partially offset by a $0.2 million decline in our North American region (excluding the United States). Our licensing fees increased $0.1 million due to $0.3 million of fees received under our new TBC agreement offset by a decline in Rohto licensing fees of $0.2 million. Our cost of sales includes the cost of our finished goods, which includes product and packaging materials purchased from third party vendors and bulk and fill purchased from independent manufacturers. Cost of sales also consists of outbound shipping and handling, work order scrap, licensing and royalty fees related to licensed intellectual property, depreciation and amortization attributable to products sold, and an inventory reserve for shrinkage and write-downs.

Gross margin percentage.    Our gross margin percentage increased to 83.9% for the six months ended June 30, 2006 compared to 82.7% for the six months ended June 30, 2005, primarily as a result of: (i) the $1.4 million increase in Vitamin C sales, which have an improved gross margin over the prior year; and (ii) improved margins on products in our Other product line due to new contract volume purchasing discounts with the manufacturer. We launched a new Vitamin C line in October 2005 and January 2006 to replace third-party-produced Vitamin C with our own branded product, which has significantly higher margins. The Nu-Derm product line gross margin percentage for the six months ended June 30, 2006 remained consistent when compared to the six months ended June 30, 2005.

Selling, general and administrative.    Selling, general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, stock based compensation, depreciation and amortization not attributable to products sold, warehousing costs, advertising, product development costs, travel expense and other selling expenses. Selling, general and administrative expenses increased $8.3 million to $22.7 million during the six months ended June 30, 2006, as compared to $14.4 million for the six months ended June 30, 2005. This increase is primarily due to the following: (i) a $2.6 million increase due to the employment of additional employees during the six months ended June 30, 2006, as compared to the six months ended June 30, 2005; (ii) a $2.3 million increase in development costs related to our acne product line and future product pipeline development; (iii) a $1.7 million increase in expenses related to an anticipated initial public offering; and (iv) a $1.3 million increase in market research and promotion activity aimed towards targeting physicians and patients; (v) a one-time payment of $0.4 million to Dr. Zein Obagi, or Dr. Obagi, one of our principal stockholders and one of our former officers and directors, under a non compete agreement; (vi) a $0.2 million increase in new indication sales research and promotions; (vii) a $0.2 million increase in sales and marketing volume driven activities; and (viii) a $0.1 million increase in non-cash compensation expense due to the adoption of SFAS No. 123R on January 1, 2006, which was partially offset by a $0.5 million decline in other research and development costs. As a percentage of net sales, selling, general and administrative expenses in the six months ended June 30, 2006 were 63% as compared to 46% in the six months ended June 30, 2005. We expect to incur additional operating costs, such as professional fees and insurance costs, related to the growth of our business and our operations as a public company. We expect selling, general and administrative expenses to decrease as a percentage of net sales.

Interest income and Interest expense.    Interest expense was $3.1 million during the six months ended June 30, 2006, as compared to $2.7 million for the six months ended June 30, 2005. Since we obtained a $70.0 million Credit Agreement on January 28, 2005, we only recorded five months of interest for the facility for the six months ended June 30, 2005 compared to six months of interest being recorded for the six months ended June 30, 2006.

Income taxes.    Income tax expense decreased $1.4 million to $1.7 million for six months ended June 30, 2006, as compared to $3.1 million for the six months ended June 30, 2005. The income tax expense for the interim periods was based upon an estimated effective annual tax rate. Our effective tax rate for the six months ended June 30, 2006 and 2005 was 40% and 36%, respectively. This rate differs from the 35% federal statutory corporate tax rate due to the inclusion of state income taxes.

Year ended December 31, 2005 compared to year ended December 31, 2004

The following table compares net sales by product line and certain selected products for the years ended December 31, 2005 and 2004:

	Year ended December 31,
(in thousands)	2005	2004	Change

		(restated)
Net Sales by Product Line:
Skin Health
Nu-Derm	$46,609	$40,567	15%
Vitamin C	8,438	6,974	21
Other	6,492	5,231	24

Total	61,539	52,772	17
Licensing fees	3,402	3,484	(2)

Total net sales	$64,941	$56,256	15%

United States	81%	80%
International	19%	20%

Net sales.    Net sales increased by $8.6 million, or 15%, to $64.9 million during the year ended December 31, 2005, as compared to $56.3 million during the year ended December 31, 2004. During 2005, we experienced Nu-Derm sales growth of $6.0 million, a combined sales growth of $2.7 million in the Vitamin C and Other product lines offset by a decline of $0.1 million in licensing fees. This sales growth was comprised of $7.7 million of growth in the United States and $0.9 million in growth from international markets. U.S. growth was fueled by the overall growth in the skin care market. Over 81% of the product line sales growth experienced was attributable to unit volume growth. The Nu-Derm product line growth was largely driven by the expansion of our sales force and the promotional and educational efforts of our professional sales force. The growth in the Vitamin C line was primarily due to the successful launch of a new Vitamin C line during 2005. International sales growth was primarily in the Nu-Derm product line and came from two regions, $0.8 million from the Far East, and $0.4 million from North America (excluding the United States). This growth was partially offset by a $0.3 million decline in our Europe and Other region. Our licensing fees declined $0.1 million primarily due to a 2% decrease in the average exchange rate of the U.S. dollar and Yen from 2004 to 2005 and a decrease in sales of one of the existing licensed product lines, which was offset by the launch of a new retinol product line in the drug store channel in Japan.

Gross margin percentage.    Our gross margin percentage decreased by 0.9 percentage points to 82.2% in 2005 compared to 83.1% in 2004. The decline is primarily a result of Nu-Derm product line gross margin percentage for the year ended December 31, 2005, which declined when compared to the year ended December 31, 2004, and the $1.5 million increase in Vitamin C and Other, due to launching two new concentrations of our own branded product, which has a higher margin than the third-party product that was replaced and Other sales, which have a lower gross margin percentage than our Nu-Derm sales. In addition, the percentage of licensing fees as a percentage of total net sales declined, which generally have a significantly higher gross margin percentage than our Other product lines.

Selling, general and administrative.    Selling, general and administrative expenses increased $6.9 million to $32.3 million during the year ended December 31, 2005, as compared to $25.4 million for the year ended December 31, 2004. This increase is primarily due to the following: (i) an increase of $2.7 million due to the employment of additional employees during 2005 as compared to 2004; (ii) an increase of $1.4 million in development costs related to our Vitamin C product line and future product pipeline development; (iii) an increase of $1.0 million in expenses related to an anticipated initial public offering; (iv) an increase of $1.0 million related to hiring employees to fill senior strategic positions; (v) an increase of $0.6 million due to sales and marketing volume driven activities; and (vi) increase of $0.2 million in professional and other consulting fees. As a percentage of net sales, selling, general and administrative expenses in the year ended December 31, 2005 were 50% as compared to 45% in the year ended December 31, 2004. We expect to incur additional operating costs, such as professional fees and insurance costs, related to the growth of our business and our operations as a public company.

Interest income and Interest expense.    Interest expense was $6.1 million during the year ended December 31, 2005, as compared to $20,000 for the year ended December 31, 2004. The increase in interest expense relates to outstanding loans under our Credit Agreement dated January 28, 2005, which mature in January 2010 and January 2011, respectively. Interest income decreased $100,000 to $61,000 during the year ended December 31, 2005, as compared to $161,000 for the year ended December 31, 2004. The decrease during the year ended December 31, 2005 is primarily due to our average cash balance of approximately $5.4 million during the year ended December 31, 2005, being lower as compared to approximately $12.1 million during the year ended December 31, 2004.

Gain on legal settlements.    In 2004 we recorded a $0.2 million gain on legal settlements due to a favorable outcome on an intellectual property infringement lawsuit brought against former employees. There were no such settlements during 2005.

Income taxes.    Income tax expense decreased $1.7 million to $6.0 million for the year ended December 31, 2005, as compared to $7.7 million for the year ended December 31, 2004. Our effective tax rate for the year ended December 31, 2005 was 40% compared to 35% for the year ended December 31, 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

The following table compares net sales by product line and certain selected products for the years ended December 31, 2004 and 2003:

	Year ended December 31,
(in thousands)	2004	2003	Change

	(----restated----)
Net Sales by Product Line:
Skin Health
Nu-Derm	$40,567	$37,749	7%
Vitamin C	6,974	2,831	146
Other	5,231	5,343	(2)

Total	52,772	45,923	15
Licensing fees	3,484	3,338	4

Total net sales	$56,256	$49,261	14%

United States	80%	78%
International	20%	22%

Net sales.    Net sales increased by $7.0 million, or 14% to $56.3 million during the year ended December 31, 2004, as compared to $49.3 million during the year ended December 31, 2003. During the year 2004, we experienced Nu-Derm sales growth of $2.8 million, a combined Vitamin C and Other product line growth of $4.1 million and Licensing fees growth of $0.1 million. This sales growth was comprised of $6.7 million growth in the United States and $0.3 million in growth from international markets. Over 77% of the product line sales growth experienced was attributable to unit volume growth. Growth in the U.S. was fueled by the overall growth in the skin care market, the successful launch of a new product offering in the Vitamin C product line, Obagi-C Rx, in April 2004, and the promotional and educational efforts of our professional sales force. The Nu-Derm sales growth was lower than prior years primarily due to the effect of the intense initial focus of the sales and marketing group on the launch of Obagi-C Rx. International sales growth primarily came from the North American region (excluding the United States) for $0.3 million, which was partially offset by a $0.1 million decline in Europe and Other regions. Licensing fees increased $0.1 million resulting from growth in the drug store channel of Japan due to the launch of a new 20% Vitamin C serum and continued growth of existing products.

Gross margin percentage.    Our gross margin percentage decreased by 0.9 percentage point to 83.1% in 2004 compared to 84.0% in 2003. Our gross margin percentage decreased in 2004 compared to 2003 primarily as a result of the $4.1 million increase in sales in Vitamin C and Other, which have a lower gross margin percentage than our Nu-Derm sales. In addition, the licensing fees as a percentage of total net sales declined, which generally have a significantly higher gross margin percentage than our other product lines. In addition, our Nu-Derm product line gross margin percentage for the year ended December 31, 2004 declined slightly when compared to the year ended December 31, 2003.

Selling, general and administrative.    Selling, general and administrative expenses increased $2.1 million to $25.4 million during the year ended December 31, 2004, as compared to

$23.3 million for the year ended December 31, 2003. This increase was primarily due to the following: (i) an increase of $1.1 million due to the increase of compensation and benefits for sales representatives to improve retention; (ii) an increase of $0.9 million related to advertising of clinical results in trade publications and other marketing expenses; (iii) an increase of $0.8 million in promotions and sales training; (iv) an increase of $0.8 million due to employing additional employees during 2004 as compared to 2003; and (v) an increase of $0.2 million due to employing additional marketing staff, including a vice president of marketing, to focus on the targeting of physicians and patients; offset by, (i) a $0.8 million decline in research and development activities due to the company conducting more research in 2003 with hydroquinone based products and (ii) a $0.9 million decline in litigation support and other consulting fees primarily due to higher legal costs arising from patent and contract litigation. As a percentage of net sales, selling, general and administrative expenses in the year ended December 31, 2004 were 45% as compared to 47% in the year ended December 31, 2003.

Interest income and Interest expense.    Interest expense decreased by $0.1 million to $20,000 during the year ended December 31, 2004, as compared to $145,000 for the year ended December 31, 2003. The increase in interest expense is a result of additional capital leases. Interest income increased $0.1 million to $0.2 million during the year ended December 31, 2004, as compared to $0.1 million for the year ended December 31, 2003. The increase during the year ended December 31, 2004 was primarily due to our average cash balance of approximately $12.0 million during the year ended December 31, 2004, compared to our average cash balance of approximately $6.2 million during the year ended December 31, 2003.

Gain on legal settlements.    In 2004 we recorded a $0.2 million gain on legal settlements due to a favorable outcome on an intellectual property infringement lawsuit brought against former employees. In 2003, we recorded a $0.2 million gain due to a favorable settlement of a lawsuit brought against the company for amounts owing under notes payable to a former distributor for distribution rights and a non-compete agreement.

Income taxes.    Income tax expense increased $0.8 million to $7.7 million for the year ended December 31, 2004, as compared to $6.9 million for the year ended December 31, 2003. Our effective tax rate for the year ended December 31, 2004 was 35% compared to 38% for the year ended December 31, 2003. In 2004, the Company conducted a study that identified additional R&D tax credits in prior years. These credits were applied to prior years resulting in income tax credits being available and taken in 2004.

Liquidity and capital resources

Management assesses our liquidity by our ability to generate cash to fund our operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; funds required for acquisitions; adequate credit facilities; and financial flexibility to attract long-term capital on satisfactory terms.

As of June 30, 2006, our accumulated deficit was $24.7 million. We currently invest our cash and cash equivalents in large money market funds consisting of debt instruments of the U.S. government, its agencies and high-quality corporate issuers. Historically, we have generated cash from operations in excess of working capital requirements and through private sales of common stock. In January 2005, we entered into a credit agreement pursuant to which we received $70.0 million as a term loan and established a revolving line of credit for up to $10.0 million under certain conditions. We have not had any outstanding balances under the revolving line of credit. The availability on the revolving line of credit ranged from $4.2 million to $9.6 million between January and December 2005. We had $6.8 million available on the revolving line of credit on December 31, 2005 and no availability on the revolving line of credit on June 30, 2006. Approximately $63.1 million of the proceeds from the term loan was used to pay a dividend to existing shareholders, redeem our series A preferred stock and pay fees associated with obtaining the Credit Agreement. As of June 30, 2006 we had $62.3 million in outstanding debt under the Credit Agreement and no outstanding amounts under the revolving line of credit. Borrowings under the Credit Agreement are subject to certain financial and operating covenants that include, among other provisions, maintaining a maximum Debt to EBITDA Ratio and minimum EBITDA levels and restrictions on our ability to pay dividends. Certain covenants also limit annual capital expenditures and use of proceeds from the issuance of debt and equity securities. We were in compliance with all financial and non-financial covenants as of December 31, 2005. Subsequent to year end, we were not in compliance with the financial reports covenant, requiring audited financial statements within 90 days after the end of the fiscal year. As of June 30, 2006, we were not in compliance with the minimum EBITDA, maximum Debt to EBITDA Ratio and Fixed Charge Ratio covenants. We obtained a waiver with respect to these covenants. Subsequent to June 30, 2006, the lender of the Credit Agreement modified the calculation of the EBITDA and Total Debt used in the covenant calculations on a prospective basis. We believe that we will be in compliance with all debt covenants as of September 30, 2006 and December 31, 2006.

As of June 30, 2006, our liability arising from the exercise of shares subject to repurchase was estimated to be $22.5 million. Mr. McNamara resigned as our director and employee, which was accepted by our board of directors on May 18, 2006. Subsequent to Mr. McNamara's resignation, he and trusts he established exercised their right to have us repurchase all of their shares of our common stock pursuant to an Investor's Rights Agreement. As defined in the Investor's Rights Agreement, the fair market value would be determined by two independent appraisal firms, with each party retaining their own independent appraisal firm. If the values differed by more than ten percent between the two, a third appraisal firm was to be selected by the two independent appraisal firms to perform a third valuation. The final determination of fair market value would be the average of the two closest valuations out of the three. The two independent appraisal firms that were retained returned valuations of $10.00 and $13.13. Since the valuations differed by more than ten percent, a third firm was retained.

On October 18, 2006, we received the report of the third appraisal firm retained to value the shares subject to repurchase discussed above. That firm's fair market value of the 2.25 million shares was $26.86 million. Pursuant to the Investor's Rights Agreement, because the third valuation was closer to $29.54 million (which was total value based on $13.13 per share as determined by the valuation firm obtained by Mr. McNamara and his trusts) than $22.5 million (which was the total value based on $10.00 per share as determined by the valuation firm we obtained), we will compute the average of the $26.86 million and $29.54 million valuations in order to determine the repurchase price. The total repurchase will be equal to $28.2 million, or approximately $12.53 per share, for the 2.25 million shares owned by Mr. McNamara and the trusts.

The liability for shares subject to repurchase is subordinated by the Credit Agreement, which restricts payments on the liability for shares subject to repurchase to a maximum of $1.5 million in any fiscal year, not to exceed $5.0 million in the aggregate while the Credit Agreement is in place. The obligation will accrue interest at prime rate plus 2.5%.

As of June 30, 2006 and December 31, 2005, we had approximately $3.2 million and $3.4 million, respectively, of cash, cash equivalents and working capital of $11.5 million and $15.4 million, respectively, which includes a current deferred tax asset of $0.9 million and $0.9 million, respectively, related primarily to the future benefit of our net operating losses for tax purposes.

We expect to increase our selling, marketing and administrative expenses, and our product development expenses. We anticipate our selling and marketing expenses to increase as we seek to: (i) expand our professional sales force; (ii) increase our efforts towards physician training and patient awareness; (iii) support the launch of new products or expanded application of existing products; and (iv) expand our distribution to new physician specialties. We anticipate that our administrative expenses will increase to support our current growth plans and allow us to comply with our obligations as a public company. Our product development expenses will likely increase as a result of our current plans to (i) research and develop new products and (ii) expand the application of current products. We believe that our cash outflows related to acquiring products and entering into licensing agreements may increase as we seek to expand our product portfolio. Additionally, if sales of our current products continue to increase and/or we increase the number of products in our portfolio, we may find it necessary to consider alternative manufacturing relationships, which may include the acquisition of our own manufacturing facilities or additional capital expenditures for facilities and equipment of third-party manufacturers that are dedicated to our products.

We continually evaluate new opportunities for therapeutic systems or products and, if and when appropriate, intend to pursue such opportunities through the acquisitions of companies, products or technologies and our own development activities. Our ability to execute on such opportunities in some circumstances may be dependent, in part, upon our ability to raise additional capital on commercially reasonable terms. There can be no assurance that funds from these sources will be available when needed or on terms favorable to us or our stockholders. If additional funds are raised by issuing equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of our common stock.

We have maintained a positive operating cash flow in each year since 2001, and we believe that the net cash provided by operating activities and existing cash and equivalents will provide us with sufficient resources to meet our expected working capital requirements, debt service and other cash needs for the foreseeable future.

Inflation

Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services that we use. The competitive environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

Foreign currency fluctuations

Approximately 5% of our net sales in 2005 were derived from operations outside the United States and were denominated in Japanese Yen. None of our international cost structure is denominated in currencies other than the U.S. dollar. As a result, we are subject to fluctuations in sales and earnings reported in U.S. dollars due to changing currency exchange rates. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Cash flow

Six months ended June 30, 2006.    For the six months ended June 30, 2006, net cash provided by operating activities was $5.9 million. The primary sources of cash were $2.6 million in net income, including the effect of: (i) adjusting for non-cash items; (ii) a decrease of accounts receivable through an improvement of days sales outstanding, or DSO, from 55 days to 48 days. The higher DSO in the fourth quarter was due to the significant sales volumes and related accounts receivable experienced in the fourth quarter. The fourth quarter is seasonally the strongest quarter of the year; (iii) a decrease in prepaids through the occurrence of previously funded promotional initiatives; (iv) an increase of inventory through added stocking levels of the Nu-Derm system in anticipation of peak seasonal sales between the months of September through March, and for the new products in our Other product line scheduled for launch in the latter part of 2006. Our inventory turn ratio decreased from 3.4 to 2.9; and (v) a net increase in accounts payable and current liabilities through increased costs associated with our initial public offering and timing, which was partially offset by the payment of 2005 accrued bonuses and the prepayment of rent to an affiliate of Dr. Obagi for the lease of our Marketing and Training Center.

Net cash used in investing activities was $1.8 million for the six months ended June 30, 2006, This was primarily through capital invested in a marketing and training center located within a building owned by Dr. Obagi, capital invested in our new manufacturing facility, and the cost of general leasehold improvements, information technology equipment and software upgrades. We anticipate spending approximately $1.5 to $2.0 million for total capital expenditures in 2006.

Net cash used in financing activities was $4.3 million for the six months ended June 30, 2006. This was primarily due to principal payments of $4.3 million under the Credit Agreement.

Year ended December 31, 2005.    Net cash provided by operating activities was $5.4 million. The primary source of cash was $9.0 million in net income, including the effect of: (i) adjusting for non-cash items; (ii) an increase of accounts receivable resulting from high sales volumes in December 2005 and an increase in DSO from 50 days to 56 days; (iii) an increase of inventory through added stocking levels of the new Vitamin C product launched in 2005 and an increase in our inventory turn ratio increased from 3.1 to 3.4; (iv) a prepayment of certain 2006 promotional initiatives; and (v) a net increase in accounts payable and current liabilities due to the accrual of 2005 bonus and IPO consulting fees, which was partially offset by the prepayments of certain 2006 promotional incentives and $1.2 million in rent to an affiliate of Dr. Obagi for lessor assets in connection with the lease of our Marketing and Training Center.

Net cash used in investing activities was $2.3 million for the year ended December 31, 2005, primarily due to a $0.9 million capital investment in our Marketing and Training Center leasehold improvements and equipment in our new manufacturing facility, and the cost of general leasehold improvements, information technology equipment and software upgrades.

Net cash used in financing activities was $17.9 million for the year ended December 31, 2005. We received $70.0 million of cash from a term loan under the Credit Agreement, which was offset by following: (i) the payment of $63.1 million in common stock dividends; (ii) the redemption of $11.8 million of Series A preferred stock; (iii) principal payments of $3.5 million under the Credit Agreement; (iv) the payment of $9.3 million in accrued Series A preferred stock dividends; and (v) the payment of $2.9 million in debt issuance costs.

Year ended December 31, 2004.    Net cash provided by operating activities was $15.1 million for the year ended December 31, 2004. The increase in net cash provided by operations during the year was primarily due to net income of $14.1 million, including the effect of: (i) adjusting for non-cash items; (ii) an increase of accounts receivable through high sales volumes in December 2004 resulting in a increase of days sales outstanding of 48 days to 50 days; (iii) an increase in related party receivables through the timing of payment from Cellogique, a distributor majority owned by Dr. Obagi; (iv) an increase in accounts payable through timing of payment; and (v) a decrease in related party payables through the timing of payment to Dr. Obagi and Lighthouse Venture Group, a consulting firm owned by Austin McNamara, the former chairman of our board of directors, president and chief executive officer.

Net cash used in investing activities was $2.7 million for the year ended December 31, 2004, primarily due to a $1.3 million purchase of patent licensing rights in the country of Japan, a $0.3 million capital investment in a leasehold improvements, and general costs of leasehold improvements, and information technology equipment and software upgrades.

Net cash used in financing activities was $2.9 million during the year ended December 31, 2004. Cash used in financing activities included the repayment of $1.9 million in term loans and $1.1 million in debt issuance costs related to the Credit Agreement entered into in January 2005.

Year ended December 31, 2003.    Net cash provided by operating activities was $9.1 million for the year ended December 31, 2003. The primary source of cash was $11.3 million in net income, including the effect of: (i) adjusting for non-cash items; (ii) an increase in accounts receivables through increased sales volume resulting in an increase in DSO from 43 days to 48 days; (iii) an increase in related party receivables due to timing of payments from Cellogique and Lighthouse Venture Group; (iv) an increase in inventory through a program to improve product availability resulting in a decrease in inventory turns from 6.8 to 2.7; (v) a decrease in accounts payable and accrued liabilities through timing of payment for product purchase volumes, payroll and general operating activities; and (vi) a decrease in related party payables through timing of payments to Lighthouse Venture Group and Dr. Obagi.

Net cash used in investing activities was $0.5 million for the year ended December 31, 2003, primarily due to a $0.4 million license fee for the first three years of a renewable patent license agreement for certain Vitamin C based formulations, and general costs of information technology equipment and software upgrades.

Net cash provided used in financing activities was $8.6 million during the year ended December 31, 2003. Cash used in financing activities primarily included the repurchase of

$7.5 million in outstanding common stock and the redemption of $1.0 million in redeemable preferred shares and accrued preferred dividends outstanding.

Commitments and contractual obligations

Our major outstanding contractual obligations relate to operating leases, long term debt and capital leases. These contractual obligations as of December 31, 2005 are as follows:

	Payments due by period
Contractual Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (including interest)	$88,607	$8,835	$18,817	$49,080	$11,875
Capital Lease Obligations	134	59	51	24	—
Operating Lease Obligations	1,619	626	993	—	—

Total	$90,360	$9,520	$19,861	$49,104	$11,875

Additionally, our contractual obligations as of June 30, 2006 are as follows:

	Payments due by period
Contractual Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (including interest)	$82,824	$6,278	$19,741	$56,805	$—
Capital Lease Obligations	161	45	72	44	—
Operating Lease Obligations	1,763	408	1,334	21	—
Dr. Obagi Services Agreement Obligation	3,250	770	1,340	1,140	—
Repurchase Obligation	22,500	1,500	3,000	500	17,500

Total	$110,498	$9,001	$25,487	$58,510	$17,500

Long term obligations.    In January 2005, we entered into an $80.0 million Credit Agreement which was structured utilizing two term loans and a revolving line of credit. Initial borrowings under the term loans consisted of $20.0 million ("Term Loan A") and $50.0 million ("Term Loan B") with scheduled payments due through January 2011. We made total interest and principal payments of $8.7 million through December 31, 2005, and $7.2 million through June 30, 2006. In addition, we have available to us a $10.0 million revolving credit facility which was unutilized at June 30, 2006. All borrowings under this Credit Agreement bear interest at a margin over, at our discretion, the prime rate or LIBOR. The interest portion of our long-term debt obligation is derived based on our interest rates as of December 31, 2005 of 8.12% and 8.37% for Term Loan A and Term Loan B, respectively. At June 30, 2006, Term Loan A was bearing interest at LIBOR of 9.01% and Term Loan B was bearing interest at both LIBOR and prime rate of 9.26% and 10.50%, respectively. This Credit Agreement is secured by a first priority lien on all of our personal and real property and requires that we maintain compliance with covenants as defined therein.

In May 2006, Mr. McNamara, as well as trusts he established, exercised their right under an Investor's Rights Agreement for us to repurchase their common stock. As defined in the Investor's Rights Agreement, the fair market value of the liability for shares subject to repurchase would be determined by two independent appraisal firms, with each party retaining their own independent appraisal firm. If the values differed by more than ten percent between the two, a third appraisal firm was to be selected by the two independent appraisal firms to perform a third valuation. The final determination of fair market value would be the average of the two closest valuations out of the three. The two independent appraisal firms that were retained returned valuations of $10.00 and $13.13. Since the valuations differed by more than ten percent, a third firm was retained.

On October 18, 2006, we received the report of the third appraisal firm retained to value the shares subject to repurchase discussed above. That firm's fair market value of the 2.25 million shares was $26.86 million. Pursuant to the Investor's Rights Agreement, because the third valuation was closer to $29.54 million (which was total value based on $13.13 per share as determined by the valuation firm obtained by Mr. McNamara and his trusts) than $22.5 million (which was the total value based on $10.00 per share as determined by the valuation firm we obtained), we will compute the average of the $26.86 million and $29.54 million valuations in order to determine the repurchase price. The total repurchase will be equal to $28.2 million, or approximately $12.53 per share, for the 2.25 million shares owned by Mr. McNamara and the trusts.

The liability for shares subject to repurchase is subordinated by the Credit Agreement, which restricts payments on the liability for shares subject to repurchase to a maximum of $1.5 million in any fiscal year, not to exceed $5.0 million in the aggregate while the Credit Agreement is in place. At the time the final value is determined, this subordination will require us to issue Mr. McNamara and the trusts a subordinated note for the final value with payment terms in accordance with the Credit Agreement. The note will bear interest at a rate to be determined. The obligation will accrue interest at prime rate plus 2.5%.

Capital leases.    We lease certain office equipment for use in our operations which are classified under capital leases. Our payment obligations under capital leases represent both principle and interest at implied fixed rates. The leases expire through July 2010. As of June 30, 2006, we amended one of our leases to expire in December 2010.

Operating leases.    We lease our corporate offices in Long Beach, California and distribution center in Carson, California under separate leases expiring through October 2008. We lease our manufacturing facility in Milford, Connecticut under a lease expiring in November 2006, with two one-year extensions. In addition, we lease automobiles for our sales representatives under 36-month contracts.

In June 2006, we leased our Marketing and Training Center in Beverly Hills, California from an affiliate of Dr. Obagi. We prepaid rent due under this five year lease expiring in July 2011. We have one five year extension. Since we have prepaid all amounts owing under this lease, no amounts from this lease were included in the table above.

On June 29, 2006, we entered into a services agreement with Zein E. Obagi, MD Inc. ("Obagi, Inc."), Dr. Obagi, Samar Obagi, the Zein and Samar Obagi Family Trust and Skin Health Properties, Inc. We have agreed to pay Obagi, Inc. an annual retainer of $570,000 for advising and formulating services and the marketing and support services. In addition, the Company has agreed to pay Obagi, Inc. an annual fee of $200,000 for the first two years of the agreement for the development of Proderm products. At the end of the two years, the Company has an option to continue sell Proderm products, in which case the Company will pay Obagi, Inc. an annual royalty payment of the greater of $200,000, or 5%, of the Company's net Proderm revenues. The Company will also pay Obagi, Inc. royalty fees for developing other products identified in the agreement equal to 5% of the Company's net revenues from sales of those products. In addition, the Company has agreed to reimburse up to 50% of all invoiced commercially reasonable marketing design and development expenses associated with the opening of the property in Beverly Hills, not to exceed $100,000. Unless otherwise terminated in accordance with its terms, the agreement's initial term is five years, and it may be renewed for additional terms upon the mutual consent of the parties upon six months' written notice prior to the end of the initial term.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We invest our excess cash primarily in U.S. government securities and investment-grade marketable debt securities of financial institutions and corporations. Except for the interest rate cap required by our Credit Agreement, we do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Although substantially all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the U.S. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Interest rate risk

Our interest income and expense is more sensitive to fluctuations in the general level of U.S. prime rate and LIBOR interest rates than to changes in rates in other markets. Changes in U.S. LIBOR interest rates affect the interest earned on our cash and cash equivalents and the interest expense on our debt. At June 30, 2006, we had approximately $62.3 million of variable rate debt. If the interest rates on the variable rate debt were to increase or decrease by 1% for the year, annual interest expense would increase or decrease by approximately $0.6 million.

We purchased a LIBOR interest rate cap agreement as an economic hedge against our Credit Agreement borrowings. The interest rate cap is 6.0% on a decreasing notional amount starting at $35.0 million decreasing to approximately $34.0 million. This agreement expires on January 1, 2008. We reflected the cap on the consolidated balance sheet at its fair market value and any change in fair value is reported in interest expense. As of June 30, 2006 the fair value of the interest rate cap was approximately $29,000.

Recent accounting pronouncements

New accounting standards

During October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") with respect to EITF Issue No. 04-10 ("EITF 04-10"), Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds, which clarifies the guidance in paragraph 19 of SFAS No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information. According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The effective date of EITF 04-10 is applicable for fiscal years ending after September 15, 2005. The adoption of EITF 04-10 did not have an impact on our segment analysis.

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes Accounting Principals Board, or APB, No. 25 Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The provisions of SFAS No. 123R, as supplemented by SAB No. 107, are effective no later than the beginning of the next fiscal year that begins after June 15, 2005. We adopted the new requirements using the modified prospective transition method in the first quarter of fiscal 2006, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock options recognized in the first quarter of fiscal 2006 includes: (i) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (ii) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. We apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then amortized on a straight-line basis over the requisite service period. As a result of adopting SFAS No. 123R, the impact to the Consolidated Statement of Income for the year ended December 31, 2006 on income before income taxes is approximately $262 and does not have a material effect on basic and diluted earnings per share.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Nonmonetary Assets, an amendment of APB No. 29. SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," ("APB No. 29") provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. This standard is effective as of December 31, 2005. The adoption of SFAS No. 153 did not have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143, Accounting for

Asset Retirement Obligations. This statement clarified the term conditional asset retirement obligation and is effective for our fourth quarter ending December 31, 2005. Adoption of FIN 47 did not have an impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. SFAS No. 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. We began applying the provisions of this statement during the fourth quarter of 2005.

In February 2006, the EITF issued EITF No. 06-3 ("EITF No. 06-3"), How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF No. 06-3 requires disclosures surrounding a company's accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF No. 06-3. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. EITF No. 06-3 is effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. We are currently evaluating the impact of adopting EITF No. 06-3.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48.

In September 2006, FASB issued SFAS No. 157 ("SFAS No. 157"), Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of SFAS No. 157 will have on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108 ("SAB No. 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company is currently evaluating the impact, if any, that SAB No. 108 may have on the Company's results of operations or financial position.

Business

Overview

We are a specialty pharmaceutical company focused on the aesthetic and therapeutic skin health markets. We develop and commercialize prescription-based, topical skin health systems that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles. Our products are designed to improve the underlying health of patients' skin, and our clinical studies have demonstrated that the use of our products results in skin that looks and acts younger and healthier. We focus our research and development activities on improving the efficacy of established prescription and over-the-counter, or OTC, therapeutic agents by enhancing the penetration of these agents across the skin barrier using proprietary technologies collectively known as Penetrating Therapeutics. Through our own sales force, we market and sell physician-dispensed skin care systems directly to plastic surgeons, dermatologists and other physicians who are focused on aesthetic and therapeutic skin care. We are the market leader in the growing physician-dispensed skin care channel, according to an independent 2005 study by Kline & Co. Our net sales have grown from approximately $35.6 million in 2001 to approximately $64.9 million in 2005.

We currently market and sell a range of systems and related products for the enhancement of skin health. Our leading product line is our Obagi Nu-Derm System. This system was launched in 1988, and since that time, we have made substantial enhancements to the system through the application of our Penetrating Therapeutics technology. We believe that our Obagi Nu-Derm System is the only clinically proven, prescription-based topical skin health system on the market that has been shown to enhance the skin's overall health by correcting photo-damage at the cellular level, resulting in a reduction of the visible signs of aging. We have further leveraged our Penetrating Therapeutics technology through the following systems that we market: In 2004, we launched the Obagi-C Rx System, which we believe is the only prescription-based system that reduces the early effects of sun damage and evens skin tones through the use of Vitamin C serum combined with 4% hydroquinone. We are the sole licensee of Avon patents relating to this technology; and in 2005, we launched Professional-C, a series of high potency antioxidant Vitamin C serums that help to counteract the effects of ultraviolet radiation and other environmental influences. Professional-C represents an improved product line with more effective skin barrier penetration to complement our Vitamin C serum offerings marketed under the Cffectives and Obagi-C brands that we introduced in 2000. In addition, we offer tretinoin, a generic equivalent to Retin-A, which has been among the most widely used acne treatments for approximately 25 years. We currently distribute an FDA-approved generic equivalent in the physician-dispensed channel under an exclusive license agreement with Triax Pharmaceuticals, LLC. We also sell the Obagi Blue Peel, cited by Kline & Co. as one of the most well known brands for use in physician-strength facial peel procedures. While the Obagi Blue Peel products are not dispensed for daily home use in a system and are therefore not a significant source of our revenue, they are used to aid the physician in skin peeling activities. Acceptance and awareness of the Obagi Blue Peel among physicians give it an intrinsic value as a marketing tool in driving new account growth.

We believe that our products have the potential to be used in a number of applications and procedures beyond their current use. For example, our Obagi Systems may complement and enhance commonly performed cosmetic procedures, such as Botox injections, as well as shorten healing times and reduce the post-inflammatory hyperpigmentation that typically follow laser therapy and basal cell carcinoma excisions, and we are conducting clinical studies to evaluate the adjunctive use of our systems before and after these types of procedures. We expanded this initiative in 2005, and in January 2006, we announced an alliance with the American Society of Plastic Surgeons, or ASPS, wherein we have provided an unrestricted grant to ASPS for independent clinical research of the use of our Obagi Nu-Derm System in enhancing skin healing in ablative laser procedures. Additionally, we are conducting a clinical use study targeting more than 5,000 patients and supporting independent clinical research on our systems. Based on the early results of the clinical use study, in which patient outcomes have been documented for over 2,550 of the patients to date, we launched new systems for use before and after commonly performed cosmetic procedures in July 2006. However, the study has not yet been completed, and there can be no assurance that the end results will be positive. The systems are positioned under the Nu-Derm Condition and Enhance brand, with an initial focus on use in conjunction with Botox injections (Botox is a registered trademark of Allergan, Inc.). We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion, laser resurfacing and basal cell carcinoma excisions.

We engage in an active development program using our Penetrating Therapeutics technology to enhance the efficacy of established FDA-approved and OTC active ingredients. We seek to demonstrate the enhanced efficacy of these products when used as a part of our systems through clinical studies. We are currently evaluating new systems to address acne and skin elasticity and, based on early positive clinical results, we plan to introduce them to the market in late 2006 or early 2007; however, there can be no assurance that the results of the completed clinical trials for these new systems will be positive or that we will be able to introduce the new systems by such dates, if at all. We will continue to seek additional market opportunities where we believe we can improve the effectiveness of existing products through the application of our Penetrating Therapeutics technology to address conditions such as fungal infections, dermatitis, psoriasis, hair loss and hair removal.

We also advance our development objectives through product and license agreements with third parties. These agreements may include exclusive patent and technology licenses, product licenses and new product collaboration agreements. For example, we have initiated development of products for the regeneration of elasticity in skin which are covered by claims contained in a patent application which we license from from JR Chem LLC. The initial focus will be centered on products applied around the eyes, on the neck and on the back of the hands, where the break down in skin elasticity is most visible in aging skin. In addition, in December 2005, we entered into a product supply and collaboration agreements with Triax Pharmaceuticals, LLC for the supply of certain of its tretinoin products and to develop Obagi-branded tretinoin products in various concentrations.

In the United States, we sell our systems and related products directly to physicians through our internal sales force, which as of June 30, 2006 consisted of 95 sales, marketing and education specialists, including 85 direct sales representatives and managers. Physicians dispense our products in-office, directly to their patients, a distribution method commonly referred to as the "physician-dispensed" channel. We believe that the physician-dispensed distribution model ultimately results in higher patient satisfaction because it is better suited to the provision of system-based skin care than traditional drug distribution channels. Our physician customer base consists primarily of plastic surgeons and dermatologists, but also includes an increasing number of physicians from other practice areas, such as obstetrics and gynecology, or OBGYN, and internal medicine, who are adding skin care to their practices. As of June 30, 2006, we sold our products to approximately 4,100 accounts in the United States, which we believe represented over 6,000 individual practicing physicians. Based on a 2005 study by Kline & Co., an independent market research firm, we are the leading skin health company in the physician-dispensing channel, with an estimated 29% market share. Outside the United States, we utilize distribution partners for the sale of our systems and related products. We currently have 12 distribution partners who sell our products through their own dedicated sales forces in approximately 35 countries.

We also compete in the Japanese retail skin care markets through a strategic licensing agreement with Rohto Pharmaceutical Co., Ltd., or Rohto. Rohto is a Japanese pharmaceutical manufacturer and distributor. Under our agreement, Rohto is licensed to manufacture and sell a series of OTC products under the Obagi brand name, including Obagi-C (a Vitamin C based topical serum in various concentrations) in the Japanese drug store channel and we receive a royalty based upon sales of Obagi branded products in Japan by Rohto. We have other licensing arrangements in Japan to market and sell OTC product systems under the Obagi brand, both for in-office use in facial procedures, as well as for sale as a take-home product kit in the spa channel. Our net royalty revenue from skin health systems and products in Japan was approximately $3.4 million in 2005.

Background

Skin damage and disorders

The skin is the largest organ in the body, consisting primarily of two layers: the epidermis, a thin outer layer; and the dermis, a relatively thick inner layer. The epidermis is comprised of specialized cells such as keratinocytes and melanocytes. Keratinocytes are formed in the epidermis and travel to the skin's surface and are exfoliated, or shed off, as they die in a maturation cycle which normally takes approximately six weeks. Buildup of excess keratinocytes can result in rough, thick or dry skin. Melanocytes produce melanin, the pigment that determines skin color and protects the body from ultraviolet radiation. The dermis is comprised largely of connective tissue fibers made of collagen and elastin. Collagen is a tough, fibrous protein that helps give skin its strength and resiliency. Elastin is a tissue that helps maintain healthy skin tension and gives skin its shape, but does not readily regenerate post-puberty and degrades over time. As the elastin degrades, skin tone and elasticity become diminished, resulting in loose, sagging skin.

The health and appearance of a person's skin is impacted by a variety of intrinsic and extrinsic factors, including pre-mature aging, photo damage, hormones, stress, pollutants, diets and skin diseases. These factors cause newly created cells to be damaged which leads to an increase in the skin cell maturation cycle. The result is that skin cells are disorganized and pigment cell activity is increased. The damaged epidermal cells cause a wide variety of conditions such as mottled pigmentation (varied pigment density across the skin), melasma (skin discoloration often caused by hormonal changes such as those from pregnancy), age spots, fine lines and dry thickened sallow skin. In the dermis of extrinsic or intrinsic aged skin, the amount of new collagen and elastin produced decreases, resulting in fibers that do not support the structure and the dermis becoming thinner. As a result deep lines, wrinkles and sagging skin make the appearance of skin significantly worse. Skin health is also impacted by diseases such as acne, rosacea, dermatitis, and psoriasis. Imbalanced production of skin oils such as sebum encourage accelerated growth of microbes in the skin such as Propionibacterium acnes, or P.acne. The skin can also become host to viral or fungal infections.

While these conditions and diseases are not life-threatening, they are readily apparent, sometimes disfiguring, usually chronic and can be debilitating in terms of a person's self image and confidence. As a result, people are often highly motivated to seek treatment programs to restore the look and feel of their skin.

The skin care market

In 2005, the global skin care market was estimated to be $36.2 billion, of which over 62% were facial skin care products, according to Global Industry Analysts, Inc., a market research firm. Additionally, the independent research firm, Kalorama Information, estimates that from 2005 to 2010, over 70 million people in the United States alone will receive cosmetic facial procedures for which they will pay over $60 billion. We believe this reflects a growing desire and acceptance among the aging population to seek aesthetic facial products and procedures from their physicians. A key driver of this trend is the aging of the "baby boomer" segment of the U.S. population. In addition, life expectancy in the United States has extended in recent years, leading to a further increase in the average age of the country's population. Because healthcare needs, including the treatment of skin disorders, tend to increase with age, we expect the demand for dermatologic products to continue to increase over time. In particular, women tend to demonstrate a higher motivation than men to improve their personal appearances. The number of women between the ages of 35 and 65, the primary users of our products, was estimated by the U.S. Census Bureau to have grown 35% between 1990 and 2004. With this segment's strong desire to reduce the signs of pre-mature aging, we expect the aging female population to continue to increase the market opportunity for skin care products.

Consumer demand for physician-dispensed skin care products and procedures has been steadily growing. We believe this growth is due to consumers realizing that many non-prescription consumer cosmetic products are unable to fully meet their needs. Consumers have increasingly turned to their physicians for products and simple in-office procedures that can provide better results than consumer cosmetics. For example, physician-directed cosmetic products and commonly performed cosmetic procedures such as Botox injections, laser hair removal and microdermabrasion (a cosmetic procedure that removes the outermost layer of the skin to promote skin rejuvenation), have experienced substantial growth as consumers learn that they can achieve positive cosmetic results with minimally invasive techniques. According to ASPS, the number of minimally-invasive cosmetic office procedures performed increased 53% from approximately 4.9 million in 2002 to approximately 7.5 million in 2004. This increase was led by facial procedures such as Botox, up 166% since 2002, and injectable fillers, which were first measured by ASPS in 2003, and increased 927% the following year.

Beyond anti-aging and aesthetic treatments, there is significant market demand for effective treatments of skin diseases such as acne, rosacea, psoriasis, and eczema (dermatitis). While a number of therapies and treatments exist for such diseases, most treatments consist of either topical applications with efficacy that is limited by their inability to cross the skin barrier effectively, or systemic (oral) applications that carry significant potential side effects.

According to Kline & Co., in 2005, there were approximately 22,000 practicing dermatologists and plastic surgeons in the United States. Based on our experience with physicians who have opened accounts with us, we believe a growing number of general practice, family practice and OBGYN physicians are also dedicating resources in their practices to skin care. We believe that these physicians are responding to the rapid increase in consumer demand for non-invasive skin care treatments. Furthermore, many of these physicians are dispensing prescription and non-prescription skin care products directly to their patients. According to a 2005 Kline & Co. study, a combined number of approximately 9,600 physicians dispensed skin care products directly to their patients.

Outside the United States, the physician-dispensed skin care market varies by country due to cultural differences and regulatory variations. Cultural desires for skin with lighter and more even pigmentation have created large and growing aesthetic skin care demand across the Pacific Rim countries, particularly Japan, China and Korea. European and certain South American countries such as Brazil also present large skin care markets due to the complementary growth in cosmetic procedures and willingness on the part of their consumers to spend discretionary income on aesthetic enhancements. We believe that the growth in major international markets will also be driven by cultural desires to remove skin darkening caused by exposure to sun, aging populations and a heightened awareness and acceptance of physician-dispensed products and procedures. Additionally, while physician dispensing is common in most countries, certain countries prohibit or limit the types of products that can by dispensed from the physician office, requiring physicians to either partner with a retail pharmacy or drug store, or to simply forgo dispensing.

Limitations of traditional products and procedures

Most of the cosmetic skin care products and procedures available today are designed to mask the effects of aging and skin disorders, rather than treat the underlying health of the skin. As a result of using these cosmetic skin care products, consumers may see temporary skin surface improvements, but underlying skin restoration often does not occur. We believe that the limitations of traditional products and procedures result primarily from the following causes:

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The outer layer of human skin is a highly effective protective barrier against the entry of foreign particles into the body. The active agents in many competing topical products and procedures lack the ability to effectively penetrate the skin barrier, reducing their ability to improve the health of the skin at the stratum corneum, epidermis and dermis level. The most commonly used skin care products are cosmetics by definition under the U.S. Food, Drug and Cosmetic Act, or the FDCA, consisting largely of surface covers and moisturizers, which only add water to the cells on the surface of the skin, providing superficial and temporary improvement in the appearance of the skin. Moisturizers are not capable of causing the skin to generate healthy new cells to replace older, damaged ones that make up the epidermis.

•
Most traditional approaches to skin care are not comprehensive programs designed to integrate complementary products. As a result, individual products, even those that are widely used by consumers (such as facial soaps or sunscreens) are not generally designed to work together, and therefore may cause unintended side effects or reduced effectiveness when used in combination. Furthermore, the range of skin types in any given patient population is highly varied and different skin types respond differently to treatment, yet few products are capable of treating the specific needs of the individual patient's overall skin health.

The Obagi Medical Products approach

We believe the effects of aging and skin disorders are best addressed not at the surface of the skin but at a deeper level, where the skin's natural regeneration processes occur. Our Obagi Systems improve the overall health of the skin by improving cellular processes such as collagen and elastin production, keratinocyte clearing, and melanocyte regulation. With improved underlying skin health, we believe a patient's skin shows fewer signs of aging, is less susceptible to disease, and better able to combat exposure to the elements. We have developed skin care systems that we believe address the limitations of traditional skin care products and procedures, including the following:

•
Our Obagi Systems are drug-based systems designed to penetrate below the skin's surface to correct damage in all layers of the skin (the stratum corneum, the epidermis and the dermis) and accelerate cellular turnover. We have demonstrated in clinical studies that by enhancing the penetration of the intended active ingredient (tretinoin), more of this drug gets to the targeted tissue, improving patient outcomes. The increased penetration of a system of active ingredients triggers a therapeutic cascade that (i) pushes fresher cells to the surface faster, for smoother skin, reduced wrinkles and increased tolerance, (ii) corrects current hyperpigmentation (including freckles and age spots) and prevents the appearance of new hyperpigmentation, (iii) promotes more uniform cells at the deepest layer for better skin structure and balanced, even skin tone, (iv) helps stimulate collagen and elastin for firmer, more resilient skin, and (v) helps increase natural hydration and circulation for supple, healthy-looking skin. The result is the correction of the skin's cellular function to help it look and act younger and healthier.

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To achieve improved skin health, our Penetrating Therapeutics technology integrate proprietary formulations of existing prescription and non-prescription skin care products into treatment programs specially designed and physician-tailored to address the unique needs of each patient's skin. The individual products within our systems are formulated to work synergistically using our proprietary Penetrating Therapeutics technology in formulations that enhance the stability and efficacy of what are often otherwise unstable molecules. When this system of products is applied within a physician directed protocol tailored to the patient's skin health needs, overall penetration of the active ingredient to the appropriate layer of skin is achieved, resulting in greater efficacy and improved patient outcomes.

Our business strategy

Our objective is to become the leading specialty pharmaceutical company dedicated to developing and commercializing systems that enable physicians to improve skin health at the cellular level. Key elements of our strategy include:

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Leveraging the strength of our physician-dispensed marketing and distribution channel to increase market share and introduce new Obagi products.    We believe that our market-leading position in the physician-dispensed channel presents us with the opportunity to increase the market share of our existing products and to launch a range of new Obagi Systems and products. We have built long-term relationships with skin health professionals based on the success of our products during the 18 years since the first Obagi Systems and products were launched. We will continue our sales and marketing efforts aimed at helping physicians understand how our systems products can meet growing patient demand for effective skin care treatments, thereby generating additional sources of revenue for physician practices. Furthermore, we believe that our systems product offerings, and our experienced sales force, uniquely position us to benefit from growth in the number of physicians who dispense skin care products directly to their patients. According to Kline & Co., in 2005 only about 42% of the approximately 22,000 practicing plastic surgeons and dermatologists in the United States dispense professional skin care products. According to the results of a study we sponsored by Wirthlin Worldwide Company, an additional 40% of non-dispensing surveyed physicians indicated that they are considering dispensing skin care products.

•
Continuing to develop and market new indications for Obagi Systems.    We believe a significant opportunity exists to use current Obagi Systems as non-invasive adjunctive therapies to improve certain current skin care procedures, resulting in overall better patient outcomes and satisfaction. Many cosmetic procedures are limited in their ability to provide healthier skin and an overall enhanced aesthetic outcome. For example, Botox injections for cosmetic wrinkles affect mostly the forehead and have no effect on the skin's color, hyperpigmentation, age spots, acne or the overall health of the skin. We believe patients who are treated with our Obagi Systems following Botox injections will achieve greater overall aesthetic outcomes and satisfaction, and we are conducting clinical studies to evaluate the adjunctive use of our systems before and after these types of procedures. We expanded this initiative in 2005, including a clinical use study targeting more than 5,000 patients and supporting independent clinical research on our systems. Based on the results of the clinical use study, in which patient outcomes have been documented for over 2,550 of the patients to date, we launched new systems for use before and after commonly performed cosmetic procedures in July 2006. However, the study has not yet been completed, and there can be no assurance that the end results will be positive. The systems are positioned under the Nu-Derm Condition and Enhance brand, with an initial focus on use in conjunction with Botox injections. We plan to continue to build clinical support for the benefits of our systems in conditioning the skin and enhancing the outcomes of the most commonly performed cosmetic procedures, such as chemical peels, dermabrasion, laser resurfacing and basal cell carcinoma excisions.

•
Creating additional clinically proven Obagi Systems that increase the efficacy of commonly prescribed dermatological agents in addressing new areas of skin disease.    We focus our research and development efforts on increasing the ability of FDA-allowed skin agents to penetrate the skin barrier, thereby increasing the effectiveness of such agents within the Generally Recognized As Safe, or GRAS, OTC or Drug Efficacy Study Indication, or DESI, classification as defined by the FDA. This approach accelerates the commercialization timeline and avoids the lengthy clinical development processes typically required to obtain new drug approvals. We intend to further differentiate our products and systems by supporting them with randomized and comparative clinical studies conducted by leading experts in the markets in which we are developing products. Supporting this strategy we initiated more than eight clinical studies between 2005 and 2006 in the areas of acne and elasticity.

•
Establishing new strategic collaborations and relationships.    We intend to continue accessing new and complementary products through in-licensing, strategic collaborations and strategic acquisitions. We also intend to explore new product distribution partnerships in high growth channels such as the spa and salon channel, in which manufacturers' sales of skin care products are estimated at over $420 million in 2005, according to Kline & Co. We plan to target new products and channels, which will expand the Obagi brand and System concept but will not compete directly with the physician-dispensed channel or products. We believe that skin health professionals will be receptive to new products we introduce under the Obagi brand name, and that the brand credibility that exists among skin health professionals will allow for more rapid trial and acceptance. This belief is supported by a 2003 study we sponsored by Wirthlin Worldwide Company of 1,000 medical professionals (primarily consisting of plastic surgeons, dermatologists, and medical skin care professionals), which found that the Obagi brand had the highest total awareness, at 97%, among leading physician-dispensed brands.

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Continuing to expand intellectual property protection.    Our intellectual property protection is based on a combination of approved patents, patent applications, licensed patents, licensed product methods and technologies and trade secrets. As of June 30, 2006, we were the sole licensee of four patents, and have filed more than 30 additional U.S. provisional and non-provisional patent applications since the beginning of 2004. We will continue to pursue additional invention and method patents as we find new applications and improvements to our existing intellectual property. We also pursue an aggressive trademark registration policy as a means to increase brand recognition and product differentiation in the market.

Our Obagi Systems and related products

We currently market and sell our systems and related products to physicians for the treatment of age-related skin disorders, incorporating a range of individual prescription and non-prescription therapeutic agents, as well as cosmetic ingredients. The individual components of each system have been formulated to complement one another, enhancing the effectiveness of the system as a whole and allowing the physician to tailor the treatment program to the specific needs of the patient. The design of our systems is proprietary to us, and we are the sole licensee of U.S. patents and have patent applications for the composition of the products.

System and related products	Segment / product line	Description	Applications	Launch date

Obagi Nu-Derm System	Skin Health / Nu-Derm	Comprehensive system of six products including prescription and OTC drugs	Fine lines, wrinkles, acne, photo damage, hyperpigmentation, melasma, laxity, skin sallowness	1988
Obagi-C Rx System	Skin Health / Vitamin C	Highly stable Vitamin C serum with 4% hydroquinone system; prescription-based	Fine lines, wrinkles, hyperpigmentation, skin sallowness	2004
Professional-C and Cffectives	Skin Health / Vitamin C	Highly stable Vitamin C serums; non-prescription	Antioxidant protection, fine lines, wrinkles, hyperpigmentation	2005 2000
Tretinoin	Skin Health / Other	Generic equivalent of Retin-A available in the United States through an exclusive license	Acne	2002
Obagi Blue Peel System	Skin Health / Other	Acid delivery system for chemical peels	Fine lines, wrinkles, hyperpigmentation	1988

Obagi Nu-Derm System

Our Obagi Nu-Derm System consists of a combination of six prescription and OTC drugs and adjunctive cosmetic skin care products to treat visible skin conditions such as photo damage and hyperpigmentation resulting from extrinsic damage and intrinsic changes to the skin. The Obagi Nu-Derm cosmetic skin care products include cleansers and exfoliating creams. Three of these products contain the drug hydroquinone in a 4% prescription concentration, which acts as a bleaching agent that is designed to correct skin pigmentation problems by normalizing the production of new melanin in the epidermis. Physicians also prescribe the drug tretinoin as part of the system, in various concentrations, depending on the physician's judgment of patient need. We believe that the use of these prescription drugs, the ability of the drugs to penetrate the skin's surface and the order of application distinguishes our Obagi Nu-Derm System from other commonly prescribed regimens. While we have designed our Obagi Nu-Derm System to include products that patients can use in a systematic treatment regimen, we also make the component products available for individual sale. We believe that physicians who dispense the Obagi Nu-Derm System generally encourage their patients to use the component products together in a systematic treatment regimen. However, we also believe that some patients elect to use the products that make up the system individually. Products that are used individually at times include the sun screen products and Obagi Nu-Derm Clear, which physicians may dispense on occasion to address localized pigmentation problems. Side effects from use of the products may include redness, mild to moderate irritation and/or excessive flaking or sloughing of the outer layers of the treated skin. Side effects generally resolve after the first 10 days of use, or in cases with certain sensitive individuals, in a few days upon discontinuance of use.

In 2003, we sponsored a 301-subject, six-month, randomized, controlled, two-center, clinical use study that was independently designed and conducted by Thomas J. Stephens & Associates to compare the efficacy, side effects and tolerability of our Obagi Nu-Derm System with other commonly prescribed regimens of tretinoin, hydroquinone and OTC moisturizer. One of our minority stockholders assisted in the preparation of the study. Improvements in perioral (around the mouth) and periocular (around the eyes) fine wrinkles, facial mottled hyperpigmentation, clarity, sallowness, laxity, and tactile roughness were measured. After 24 weeks of treatment, the mean changes observed with our Obagi Nu-Derm System were consistently larger than, and statistically superior to, the changes produced with the other treatment regimens. Of particular note were the changes in the perioral fine wrinkles, mottled pigmentation and laxity. While treatment with all regimens was generally well tolerated, there was a higher level of both objective and subjective irritation with the Obagi Nu-Derm System that largely resolved by the end of the study.

The Obagi Nu-Derm System accounted for over 70% of our consolidated net revenues in 2005. We sell our Obagi Nu-Derm System primarily as a single-price bundle of component products. Although volumes of sales for each individual product within the system varies, we believe the majority of our sales of each component product is due to the fact that they are sold as part of the system.

Obagi-C Rx System

The Obagi-C Rx system consists of a combination of four prescription and OTC drugs and adjunctive cosmetic skin care products to treat skin conditions resulting from sun damage and the oxidative damage of free radicals. The central ingredients in the system are 4% hydroquinone, a prescription drug and Vitamin C. This combination distinguishes Obagi-C Rx from other Vitamin C based products available in the physician office. Two Obagi-C Rx System products contain this concentration of hydroquinone, which is designed to correct skin pigmentation problems by normalizing the production of new melanin in the epidermis. The Obagi-C Rx System includes cosmetic skin care cleansers and exfoliating lotions. When combined in a system, we believe hydroquinone, Vitamin C and a sunscreen provide correction of, and protection against, premature skin aging. As with the Obagi Nu-Derm system, the products that make up the Obagi-C Rx system are generally used together in a coordinated regimen by the majority of patients. Side effects from use of these products may include redness and/or mild to moderate irritation of the treated skin. Side effects generally resolve after the first 10 days of use, or in cases with certain sensitive individuals, in a few days upon discontinuance of use. We sponsored an in vitro study at the University of California, Irvine in September 2003 to evaluate the percutaneous absorption and bioavailability of our patented 10% Vitamin C and 4% hydroquinone combination product compared with the leading Vitamin C competitor, SkinCeuticals 20 Vitamin C. Our product demonstrated, with statistical significance, more Vitamin C in all layers of the skin than SkinCeuticals 20 Vitamin C serum.

Obagi Professional-C

The Obagi Professional-C products are a complete line of proprietary, non-prescription products, which consist of Vitamin C serums used to reduce the appearance of damage to the skin caused by ultraviolet radiation and other environmental influences. Vitamin C (L-ascorbic acid) acts as a potent antioxidant. Our Professional-C contains the most therapeutic and stable topical form of Vitamin C, L-ascorbic acid. While L-ascorbic acid is the most readily absorbed form of Vitamin C for human skin, it is also difficult to formulate with reliable stability in a serum, causing it to oxidize rapidly and turning it from clear to yellow to brown, thus losing its potency and effectiveness. Our serums are highly penetrating, but also relatively more stable than other leading L-ascorbic acid serums that are commercially available. The Obagi Professional-C line consists of a 5% serum for the area around the eyes and 10%, 15% and 20% serums for the face, neck and chest. Professional-C represents an expanded line to complement our 5% and 10% Vitamin C serum offerings marketed under the Cffectives brand domestically, and Obagi-C brand internationally, as introduced in 2000. Obagi Professional C products are sold individually and are used on their own, or in combination with other Obagi system products. These products are classified as cosmetics and side effects are not generally associated with their use, however certain sensitive individuals may experience mild irritation of the skin where product is applied. In addition, the product has been shown in studies we sponsored at the University of California, Irvine in September 2003 and July 2005 to penetrate all levels of skin better than SkinCeuticals 20 Vitamin C serum.

Tretinoin

Tretinoin creams and related adjunctive acne care products are used for the topical treatment of acne in the United States. Tretinoin, the active ingredient in the prescription acne drug Retin-A, is a vitamin A derivative and has been the primary prescription acne therapy for approximately 25 years. Topical tretinoin normalizes the growth rate of skin cells, disrupting the onset of acne. We offer FDA-approved formulations of tretinoin through an exclusive license in the physician-dispensed channel. Our Tretinoin cream line is available in concentrations of 0.1%, 0.05% and 0.025%. These products are sold individually and are used by doctors as a single therapy, in combination with Obagi Nu-Derm, or in combination with other acne therapies including but not limited to salicylic acid and clindamyacin. Side effects include excessively red, edematous, blistered, or crusted skin for certain sensitive individuals. If these effects occur, the medication should either be discontinued until the integrity of the skin is restored, or the medication should be adjusted to a level the patient can tolerate. To date, generally adverse effects have been reversible upon discontinuation of therapy.

Obagi Blue Peel

Obagi Blue Peel is a delivery system for acid chemical peel procedures used to smooth the surface of skin, improve skin tone and color, diminish wrinkles and shrink pore sizes. Chemical peels are an in-office procedure performed either by a physician or a member of a physician's staff, depending on the skin depth of the peel. During the procedure, acidic solutions are combined in our delivery system and applied to the face to remove the thin surface layers of aged and damaged skin. After removal, the body will naturally replace the removed skin layers with new, healthy skin cells. The Obagi Blue Peel provides for an even application and slows the penetration of the solution into the skin, allowing physicians to more accurately monitor the peel. This produces a more uniform and consistent application, which reduces the risk of complications. We believe that the Obagi Blue Peel is especially effective as a complementary treatment to our Obagi Nu-Derm System. The Obagi Blue Peel products have no known side effects in and of themselves. Patients receiving blue peel products as part of an acid peel procedure can expect to experience side effects that are associated with such procedures.

Expanded applications for existing products

We believe that many of our products have applications in areas beyond their current uses. For example, we are conducting studies to evaluate the adjunctive use of our systems with commonly performed cosmetic procedures such as laser therapy, Botox injections and basal cell carcinoma excisions. In July 2006, we launched our Nu-Derm Condition and Enhance System, for use primarily with Botox injections.

Market opportunity.    According to ASPS, the number of minimally-invasive cosmetic office procedures performed increased 53% from approximately 4.9 million in 2002 to approximately 7.5 million in 2004. This increase was led by facial procedures such as Botox, up 166% since 2002, and hyaluronic acid injectable fillers, which were first measured by ASPS in 2003, and increased 927% the following year.

Our Obagi Nu-Derm System restores skin to a healthier state and helps regulate skin cell functions and improve circulation. This improves the skin's ability to constantly renew itself, repair damage, and act as an effective barrier. It also restores the skin to an active and tolerant state so that it responds better to the trauma of surgical procedures, heals faster and is less likely to exhibit an undesirable post-procedure response. Anecdotal evidence provided to us by clinicians who use our products suggests a decreased recovery period, improved rate of healing and reduction in post-inflammatory hyperpigmentation. Another proposed advantage of pre-treating patients undergoing laser resurfacing with our Obagi Nu-Derm System is that priming collagen might enhance the response to laser resurfacing, thereby improving cosmetic results. Further, our Obagi Nu-Derm System, when used as adjunctive therapy following Botox injections, has indicated the possibility of enhanced aesthetic outcomes and improved overall patient satisfaction as suggested to us anecdotally by several dermatologists and plastic surgeons and clinically supported by our ongoing clinical use study.

Clinical development.    In January 2006, we initiated a large, multi-center, clinical use study targeted for over 5,000 patients. This study will broadly assess the outcomes and practice patterns of our Obagi Nu-Derm System used as an adjunct therapy to a wide variety of commonly performed cosmetic procedures. To date, we have received procedure evaluations on over 2,550 of the patients. The results indicate enhanced patient outcomes and are achieved with several commonly performed cosmetic procedures including Botox and facial laser resurfacing.

System	Product line	Description	Applications	Launch date/target launch date

Obagi Nu-Derm Condition and Enhance	Condition and Enhance for Botox	Line extension of Nu-Derm System designed for use after soft tissue filler injections	Enhances outcomes for Botox and other injectible procedures	2006
	Condition and Enhance for Laser	Line extension of Nu-Derm System designed for use before and after cosmetic laser procedures	Enhances outcomes for cosmetic laser procedures	2007*
	Condition and Enhance for Basal Cell Carcinoma (BCC)	Line extension of Nu-Derm System designed for use before and after BCC excision and cutterage	Enhances outcomes for BCC treatment procedures	2008*

*
These target launch dates are forecasted on the assumption that results of our clinical studies will be favorable, which may not be the case.

Obagi Nu-Derm Condition and Enhance for Botox

According to ASPS, there were approximately 3.0 million Botox injections and 1.1 million soft tissue filler injections performed in 2004. Botox is a non-surgical, physician administered cosmetic treatment that can temporarily reduce moderate to severe frown lines between eye brows (glabellar lines associated with corrugator and/or procerus muscle activity) for up to four months. In order to maintain the results, a patient needs to be injected every three to four months. We will be conducting a 12-week multi-center, randomized, single-blind, post-market study comparing the aesthetic outcome of the application of Botox alone to the application of Botox with post treatment with our Obagi Nu-Derm System. The primary endpoints will be additive improvements in perioral and periocular fine wrinkles, facial mottled hyperpigmentation, clarity, sallowness, laxity, tactile roughness and overall patient satisfaction.

Obagi Nu-Derm Condition and Enhance for Laser

In January 2006, we announced an alliance with ASPS wherein we have provided an unrestricted grant to ASPS for independent clinical research of the use of Obagi Nu-Derm products in aiding skin healing in skin peel procedures and ablative laser procedures, which are procedures using lasers that work primarily by removing the top layer of the skin, while the subsequent layer is heated. ASPS will be conducting an independent 12-week multi-center, randomized, single-blind, post-market study comparing our Obagi Nu-Derm System to a standard care regimen of tretinoin and hydroquinone before and after ablative laser skin resurfacing. The primary endpoints are improved healing rates (time to complete re-epithelialization), reduction of post-inflammatory hyperpigmaentation and shortened recovery period (time to "healthy" skin) following ablation laser resurfacing. The study has not yet been completed, and there can be no assurance that the end results will be positive.

Obagi Nu-Derm Condition and Enhance for Basal Cell Carcinoma

According to the American Society for Dermatologic Surgery, approximately 1.7 million procedures to treat skin cancer were performed in the United States in 2005. Basal cell carcinoma is the most common skin cancer. Electrodessication and curettage is a commonly employed treatment in which superficial skin cancers are scraped with a curette followed by electrocautery of the site in three successive cycles. Electrodessication and curettage usually leaves a scar and hypopigmented, firm, and demarcated skin. We have initiated a multi-center, randomized, single-blind, controlled study comparing the efficacy of pre-treatment and post-treatment with our Obagi Nu-Derm System with a commonly prescribed regimen of gentle cleanser and emollient on skin healing. The primary endpoint will include an improvement in healing rates, less scar formation and less hypopigmented, firm, demarcated skin.

New products in development

Our product development strategy is to enhance the efficacy of established, widely prescribed, FDA-approved dermatology products (both prescription and OTC) by developing mechanisms that significantly enhance the penetration of these agents across the skin's protective barrier into the deeper layers of the skin, where therapeutic benefits are realized. We describe this enabling technology as Penetrating Therapeutics, in which the individual chemical characteristics of both active and inactive agents are addressed and then combined in a systematic manner based on their pharmacokinetic properties.

We seek to demonstrate through clinical studies the improved efficacy of various topical agents when used as part of our systems. We are conducting and plan to initiate numerous clinical studies to demonstrate the advantages of our products in both blinded, randomized controlled studies and direct comparative studies. We will seek to conduct clinical studies that provide both clinically and statistically significant results. We will work with leading researchers and clinicians in their respective fields of applications and markets. We intend to use these results in marketing our products.

The initial skin disorder areas we intend to address, outside of our historical focus of anti-aging, are acne and loss of elasticity. We also believe that our Penetrating Therapeutics technology may be applicable in areas such as fungal infections, dermatitis/seborrhea and hair growth/loss.

System	Description	Applications	Target launch date

Acne System	System of skin health products built around a novel formulation of benzoyl peroxide	Acne	Late 2006 or early 2007*
Elasticity System	System of skin health products build around a novel formulation of a mineral complex	Under-eye skin laxity	Late 2006 or early 2007*

*
These target launch dates are forecasted on the assumption that results of our clinical studies will be favorable, which may not be the case.

Acne

Market opportunity.    Acne is an inflammatory disease of the skin that results from a blockage of follicles or pores, as a consequence of accumulating dead skin cells and sebum, together which create a perfect medium for bacteria. The bacterium, P.acne, is a gram positive anaerobic bacterium that colonizes the sebaceous follicles and is implicated in the pathogenesis of acne. The prescription topical anti-acne market primarily includes Benzoyl Peroxide, or BPO, as a single active ingredient, or monotherapy product, BPO combination products (with antibiotics), topical retinoids, such as Retin-A, and topical antibiotics. Kalorama projects that the global market for prescription acne and rosacea drugs, including BPO, retinoids, and antibiotics, will increase 38% from $1.6 billion to $2.2 billion over the five years from 2003 to 2008.

Current formulations of BPO are emulsions, comprised of large, highly insoluble particles which do not pass easily into the skin follicle to treat the underlying causes of acne. As a result, the efficacy of existing formulations of currently marketed BPO products is limited. We have developed proprietary technologies that we believe will increase the ability of BPO to penetrate the epidermis and compromised sebaceous follicle.

Obagi product in development.    We are developing a system of products for acne treatment featuring a novel formulation of BPO which we believe will be able to penetrate more readily into the skin follicle than current creams or gels because it is in solution form (1/100th—1/1000th of the size of current particles). We believe that our solution-based acne system will be a more effective treatment for acne because a greater amount of the active ingredient, BPO, will penetrate the hair follicle to act on P.acne bacteria.

Clinical development.    We conducted an in-vivo, or live, three-day, split face, randomized pilot study to determine the in-vivo anti-P.acnes efficacy (speed and duration) of our novel BPO formulation after a single application both on the surface and at the base of the follicle compared with the BPO monotherapy product Brevoxyl 5% and BPO/antibiotic combination Benzaclin (5% BPO/1% Clindamycin). The results demonstrated comparable clinical improvement in P.acne reduction for all three products at three hours and eight hours post treatment, determined by follicular biopsies and bacteriological scrubs on the forehead and cheeks at 24, 48, 72 hours post single application.

Additionally, we have conducted a 16-day in-vivo anti-P.acnes pilot efficacy study with our novel benzoyl peroxide formulation (daily application) compared with Brevoxyl 5% BPO and Benzaclin 5% BPO/1% Clindamycin. The results demonstrated an overall improvement in the reduction of P.acne in the skin of patients using our novel benzoyl peroxide formulation, compared to the BPO monotherapy, and demonstrated parity compared to the BPO/antibiotic combination therapy.

At present we are undertaking controlled clinical studies of our novel BPO technology within an acne system to evaluate the ability to reduce non-inflammatory and inflammatory acne lesions. We expect the results of those studies by the end of 2006. In the event that these trials are successful, and there can be no assurance of that, we expect to launch an anti-acne system in late 2006 or early 2007.

Elasticity

Market opportunity.    Elastin is a protein found in the dermis which allows the skin to resume its normal shape after stretching. As skin ages, it loses its elasticity and begins to sag, particularly around the eyes, on the neck and on the hands. According to Kline & Co., in 2005, the eye, hand and neck skin care market in the spa and salon channel was estimated at over $150 million per year.

Obagi product in development.    We are developing a system of products for treatment of skin laxity featuring novel mineral complexes which may increase epidermal thickness, augment hypodermal fat and increase elastin levels by supplying increased local concentrations of natural mineral actives to the relevant tissue, thereby restoring the elasticity and skin tone around the eyes, neck and hands. We believe this will be the first clinically proven skin health system to regenerate elastin, which we believe will be a new therapeutic standard for anti-aging.

Clinical development.    A six-week treatment, randomized, double-blind clinical study was conducted with 26 subjects to determine the efficacy of our novel under eye elastin regeneration product. The primary endpoints were appearance in under eye skin surface texture, wrinkling, laxity (snap test), periorbital hollow/sunken appearance, surface roughness/dryness, and crepiness. The treatment improved the appearance of the under eye skin. We believe that a more rapid improvement in elasticity is essential to earning customer compliance and repurchase. In the event that our clinical trials are successful, and there can be no assurance of that, we expect to launch an elasticity system in late 2006 or early 2007.

Areas of future growth

We believe that our Penetrating Therapeutics technology may be applicable in other skin health areas. We are currently screening therapeutic candidates in related fungal infections, dermatitis/seborrhea, hair growth and topical hair removal. According to Kalorama, in 2004 these therapeutic areas represented markets from over $400 million to over $2.5 billion in size.

Clinical studies

Our products are designed to improve the underlying health of patients' skin, and clinical studies we have sponsored have demonstrated that the use of our products results in skin that looks and acts younger and healthier. Those studies include a randomized clinical study comparing four treatment groups over a 24-week period, involving 387 women with moderate photodamage assessments. The study was completed by 301 of the participating women. The study compared usage of Obagi Nu-Derm System (Group 1) versus other commonly prescribed therapies using tretinoin alone (Group 2) and hydroquinone alone (Group 3), as well as a leading facial moisturizer (Group 4). The mean changes observed in Group 1 (Obagi Nu-Derm System) were statistically significant and were consistently larger than, and statistically superior to, the changes produced with the other treatment groups, particularly with respect to perioral fine wrinkles, mottled hyperpigmentation, and laxity.

Mean values for clinical grading parameters at weeks one, two, 12, 18, and 24, and ultrasound measurements at weeks 12 and 24 were compared with mean baseline values. Changes from baseline were compared among the four test groups using analysis of variance with paired comparisons. P values less than or equal to 0.05 were considered statistically significant. Mean percent change from baseline and the incidence of improvement were calculated for all attributes at each time point. Silicone replicas taken at baseline and weeks 12 and 24 and 24-week biopsy samples were referred to reference laboratories.

Additionally, we have sponsored clinical studies in the development of new products and new product applications, involving between 15 and 60 subjects. The results of these studies support improved skin appearance, including the reduction in fine-lines, and more even skin tone health, and improved health and skin function, including reduced acne and acne lesions, improved moisture content, increased collagen and elastin content and increased fibroblast density.

Our clinical results provide objective and subjective support that our products contribute to skin that looks and acts younger and healthier, in that the improvement in attributes related to skin tone, tissue content, skin laxity and wrinkling, are directly consistent with attributes found in comparatively younger skin.

Sales and marketing

Domestic.    We believe we are the market leader in the physician-dispensed skin care channel with a 26% share according to a 2005 study by Kline & Co. As of June 30, 2006, we had approximately 4,100 active accounts in the United States. Each account has at least one licensed physician on-site and we estimate that there are approximately 6,000 physicians in total practicing under these active accounts. This includes physicians on-site at a small but rapidly growing number of medical spas.

The U.S. market accounted for 81% of our net sales in 2005. In the United States, we focus our sales and marketing efforts primarily toward plastic surgeons, dermatologists and other physicians with an aesthetic skin care focus using our direct sales force. As of June 30, 2006, we had 95 sales, marketing and education specialists, including 85 dedicated sales representatives and managers. We believe that we have sufficient sales representation to enable us to effectively target the plastic surgeons, dermatologists and aesthetic skin care physicians who dispense skin care products in the United States. According to a 2005 Kline & Co. study, there were approximately 9,600 of these physicians in the United States.

In addition to effective systems, we also offer turn-key practice building programs and patient events that help the physicians grow their practices. These resources help each physician practice improve their recurring patient visits and revenue streams.

Our marketing efforts have a dual focus. First, we market directly to physicians in an attempt to both create treatment awareness and encourage the use of our products by both new and existing physician clients. To support this effort, we use medical journal advertising, direct mail, sales aids, video, CD and slide demonstrations, physician-to-physician speaker presentations, trade shows, reminder items, educational and training support, internet resources, and telemarketing. Second, we attempt to create and then build upon the relationships with our physician clients by marketing our products to their patients through their medical practices. To support this effort, we provide patient education booklets and videos, funding for cooperative advertising, training and direct assistance in patient seminars and other programs, continuous product education and direct to consumer advertising and public relations programs for patient referrals.

In addition, our research and development staff is designing and coordinating clinical studies to support the application of our existing product lines in new markets and to enhance our current marketing efforts. We have conducted numerous studies with the Department of Dermatology at the University of California, Irvine and Education and Research Foundation, Lynchburg, Va. In addition, we are currently in discussions with leading dermatologists associated with numerous reputable institutions, to coordinate additional clinical studies for new product applications and formulations. We believe evidence from our clinical studies may validate the performance of our existing products and provide a platform for the development of new products and product applications.

International.    International markets accounted for 19% of net sales in 2005. We address international markets through 12 international distribution partners that have sales and marketing activities in approximately 35 countries outside of the United States, and two trademark and know-how license agreements for the drug store and aesthetic spa channel of Japan. We target distribution partners who are capable and willing to mirror our sales and distribution model in the United States and who have an established business and reputation in the physician channel. Much like our business model in the United States, these distributors address their territories through direct sales representatives selling to physicians, or through alternative distribution channels, depending on regulatory requirements and industry practices. The sale of skin health and restoration products through physician offices is not as widely established internationally as it is in the United States. For example, some of our more successful international distribution partners include our partners in the Southeast Asia, the Middle East and the Philippines. In these territories, our partners utilize Obagi-branded medical centers to employ trained physicians for patient sales, as well as a training center to provide product and sales training to regional physicians and their staff. Separately, some of our distribution partners, such as our partners for Mexico and Canada, leverage their existing complimentary product offerings to gain rapid account penetration for Obagi Systems in their territories. International sales are diversified, and our largest individual medical channel distribution partner purchased approximately $2 million from us during 2005.

We intend to continue expanding our international presence by entering into strategic relationships and adding staff in key locations such as Asia, Europe and South America. We believe that there is potential for significant sales growth of our products in international markets due to cultural emphasis on overall skin health and appearance and the continued development and acceptance of surgical and non-surgical cosmetic procedures throughout many countries of the world.

Licensing.    Where the physician-dispensed channel is underdeveloped we will look for alternative models to build a presence and brand awareness for our products. For example, in Japan we have pursued three separate distribution channels for our brand and product concepts. In 2002, we launched our first formal long-term relationship in Japan by entering into a 10-year trademark and know-how license agreement with Rohto to market and sell our Obagi-developed products in Japan. Rohto is a Japanese pharmaceutical manufacturer and distributor. Under our agreement, Rohto is licensed to manufacture and sell a series of OTC products under the Obagi brand name, including Obagi-C (a Vitamin C based topical serum in various concentrations) in the Japanese drug store channel. Rohto's Obagi branded products achieved retail annual sales of over $70 million in 2005 through approximately 5,000 high-end drug stores. We have additional licensing arrangements in Japan as well to market and sell OTC product systems under the Obagi brand, both for in-office use in facial procedures, as well as for sale as a take-home product kit. Separately, in early 2004, we entered into a distribution agreement with Koken Ltd., granting Koken exclusive rights to distribute certain prescription based Obagi Systems in the physician-dispensed channel. Our strategic partners in Japan have engaged in aggressive direct to consumer advertising, which we believe has raised consumer demand in Japan which creates greater brand awareness in the physician channel to the benefit of our core prescription lines. In 2005, these separate distribution channels in Japan generated approximately $3.4 million in net sales for us.

We will continue to look for credible partners to address new geographies, and to evaluate mass market channel opportunities in countries where it make sense in order to drive brand awareness and more rapid overall market penetration.

Manufacturing

We believe our manufacturing processes are a competitive advantage, which we have developed through years of experience formulating skin care products. We maintain manufacturing scalability and flexibility by maintaining manufacturing with five qualified contract manufacturers. For all of our proprietary product concepts, we also own the related manufacturing processes, methods and formulations. In the fourth quarter of 2005 we invested in our own manufacturing facility, in order to develop the ability to manage and protect the manufacturing process with respect to certain of our new product pipeline concepts. Currently, we plan to use this facility solely for the purpose of smaller scale product manufacturing in connection with new product technologies and smaller market introduction quantities. This facility will allow us to protect intellectual property related to our products in the initial stages unless and until we believe we can transfer such know-how to third-party manufacturers with full protection of related intellectual property.

We use only FDA compliant manufacturers who specialize in the manufacture of prescription and OTC pharmaceutical and/or cosmetic products. These parties manufacture products pursuant to our specifications. All of these manufacturers are required by law and by our manufacturing standards to comply with cGMP. We pre-qualify and continually monitor our manufacturers for quality and compliance. We also require documentation of compliance and quality from those manufacturers that we act as representative for in connection with the promotion and sale of their products. For most of our key products, we have two or more qualified manufacturers. Certain products, including some of our sun protection products, are supplied by a single source. We have one supplier for our Healthy Skin Protection and Sun Block sunscreen products. That supply arrangement can be terminated at any time, and there is no guarantee that we could replace the aesthetic qualities or exact formulation of those sun screen products.

In addition, while physicians can and in many cases do write a prescription for tretinoin to be fulfilled by a pharmacy in conjunction with our Obagi Nu-Derm System, we also purchase tretinoin directly from Triax Pharmaceuticals, LLC in order to provide physicians the option of dispensing tretinoin directly from the office along with the Obagi products. These products are currently purchased under a new five-year agreement, entered into in December 2005, which also provides Obagi with the right to develop an Obagi branded product offerings.

Intellectual property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We have pursued an aggressive trademark registration policy as a means to achieve brand recognition and product differentiation in the market. We own various U.S. and foreign trademark registrations and applications and common law marks. In connection with developing new products and product applications, we have filed more than 30 U.S. provisional and non-provisional patent applications. We have also licensed certain patent applications owned by JR Chem LLC. We have relied on services provided by JR Chem LLC in the development of new products to address acne and skin elasticity products, under a five-year contract. We also have licensed the rights to four patents owned by Avon, Inc., one of which expires in 2008 while the remaining three expire between 2013 and 2018, covering methods and formulations for stabilizing Vitamin C in a serum for facial skin benefits, which is in our Obagi C Rx C-Clarifying serum, Professional C 5% serum and Professional C 10% serum. We entered into the license in June 2003, for an initial three-year term, and the license is renewed year to year thereafter, at our option through the life of the last patent to expire.

We have acquired rights to market, distribute, sell and, in some cases, make products pursuant to license agreements with third parties. Such agreements contain provisions which require us to meet requirements under these agreements, such as payment or royalty obligations, in order to maintain the rights granted under the agreements.

Below is a table that includes the patents we license that are material to our business as of June 30, 2006:

Patent title	Country in which patent is issued	Licensor	Expiration date of patent/license

Cosmetic Preparation Incorporating Stabilized Ascorbic Acid	United States	Avon, Inc.	January 8, 2008
Use of Ascorbic Acid to Reduce Irritation of Topically Applied Active Ingredients	United States	Avon, Inc.	May 14, 2013
Ascorbic Acid Compositions for Reducing Irritation of Topically Applied Active Ingredients	United States	Avon, Inc.	April 26, 2013
Stable Ascorbic Acid Preparation for Topical Use	United States	Avon, Inc.	September 10, 2018

Competition

The market for skin health and restoration is highly competitive with many established manufacturers, suppliers and distributors engaged in all phases of the business. We believe that we face strong competition. Competitive factors in our market include:

•
product efficacy and uniqueness;

•
brand awareness and recognition;

•
product quality, reliability of performance and convenience of use;

•
cost-effectiveness;

•
breadth of product offerings;

•
sales and marketing capabilities and methods of distribution;

•
resources devoted to product education and technical support; and

•
speed of introducing new competitive products and existing product upgrades.

We face and will continue to face intense competition. A number of our competitors have greater research and development and marketing capabilities and greater financial resources than we do. These competitors may have developed, or could in the future develop, new technologies that compete with our products or render our products obsolete. We are also likely to encounter increased competition as we enter new markets and as we attempt to further penetrate existing markets. Some of our competitors have in the past and may in the future compete by lowering prices on their products. We may respond by lowering our prices, exiting the market or competing by investing in the development of new, improved products.

We believe our direct competitors in the physician-dispensed channel include BioMedic from La-Roche Posay, TNS from Skin Medica, Inc., Kinerase from Valeant Pharmaceuticals International, various products from SkinCeuticals a division of L'Oreal S.A., M.D. Forté and

PREVAGE from Allergan, Inc., Vitamin C and various products from IS Clinical, and Neova from PhotoMedex, Inc.

We believe our indirect competitors which generally sell skin care products directly to consumers consist of large cosmetic companies, including but not limited to The Estee Lauder Companies Inc., Helene Curtis Industries, Inc., L'Oreal S.A., Matrix Essentials, Inc., a division of L'Oreal, Procter & Gamble Company, Neutrogena, a division of Johnson & Johnson, Revlon, Inc. and Unilever N.V. Other companies use medical devices to treat facial aesthetics.

If launched, our acne product will compete with Triaz from Medicis Pharmaceutical Corporation, Benzaclin from Dermik Laboratories, Inc., Brevoxyl and Duac from Stiefel Laboratories Inc., Benzac® from Galderma Laboratories, L.P. and ZoDerm from Bradley Pharmaceuticals, Inc. Our acne product will also indirectly compete with OTC anti-acne products.

If launched, our elasticity products will have clinical evidence of restoration of elasticity to aged skin. We currently know of no products which have clinical evidence to support this claim. However, there are several products which claim to enhance elastin.

Our products also compete with current and future medical devices, such as lasers, which are or will be positioned for a variety of skin enhancements such as facial rejuvenation, dermal thickening, acne and other uses. We believe our Obagi Systems are complementary to many of these procedures.

Government regulation

Federal, state and local governmental authorities in the United States and other countries regulate, among other things, the testing, production, distribution and sale of prescription and over-the-counter drugs and cosmetics. In the United States, the Food and Drug Administration, or the FDA, acting under the FDCA and other federal statutes and Agency implementing regulations, regulates products primarily on the basis of their intended use, as determined by the labeling claims made for the product.

FDA regulation of cosmetics

The FDCA defines cosmetics as products and their components intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or any part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance. Cosmetic products are not subject to FDA pre-market approval authority, although the FDA can take enforcement action for marketed cosmetic products that are adulterated or misbranded, including violations of product safety requirements, use and quantity of ingredients, labeling and promotion and methods of manufacture. Additionally, the FDA monitors compliance of cosmetic products through random inspections of cosmetic manufacturers and distributors. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act and other FDA regulations.

We believe that many of our products in the Obagi Nu-Derm, Obagi-C Rx, Obagi Professional-C and other product lines, as labeled and intended for use, fall within the FDA definition of cosmetics and therefore do not require pre-market review and approval. Cosmetics may be sold both over the counter and through a physician's office, subject to state laws governing the commercial practices of physicians.

FDA regulation of drug products

The FDCA defines drugs as products intended to cure, mitigate, treat or prevent a disease or to affect the structure or any function of the human body. Drug products are subject to more comprehensive safety and effectiveness requirements of the FDCA and its implementing regulations. In general, products falling within the FDCA's definition of "new drugs" require pre-marketing clearance by the FDA. Products falling within the FDCA's definition of "drugs" that are not "new drugs" and that are generally recognized as "safe and effective" for the indication for which they are being marketed generally do not require pre-market review and approval from the FDA. Such drug products are commonly commercialized under the FDA Compliance Policy Guide entitled Marketed New Drugs Without Approved New Drug Applications or Abbreviated New Drug Applications and are subject to compliance with FDA regulations concerning manufacture, labeling, distribution, and recordkeeping for drug products.

We market a number of sunscreen products that are regulated by the FDA as OTC drug products subject to an FDA final monograph but not requiring FDA pre-market review or approval. We also market a number of products containing 4% hydroquinone that we believe are not "new drug" products and that are generally recognized as safe and effective for the indications for which they are being marketed. We also market a number of products containing 4% hydroquinone that are currently not subject to FDA pre-market approval. In August 2006, the FDA issued a notice of proposed rulemaking that stated that OTC skin bleaching products containing hydroquinone were not generally recognized as safe and effective, were misbranded, and new drugs within the meaning of the FDCA. The FDA proposed that because of the carcinogenic and ochronosis potential of hydroquinone, its use in skin bleaching drug products should be restricted to prescription use only, and users of such products should be closely monitored under medical supervision. The FDA also withdrew a tentative proposed monograph that concluded that hydroquinone products were generally recognized as safe and effective. Finally, our tretinoin prescription drug product offerings are licensed from and supplied by Triax Pharmaceuticals, LLC, which, through Spear Pharma, holds FDA approval of Abbreviated New Drug Applications, or ANDAs, for those products.

FDA regulation of "new drug" products

The steps required before a "new drug" may be marketed in the United States include (i) pre-clinical laboratory and animal testing, (ii) submission to the FDA of an Investigational New Drug, or IND, application which must become effective before clinical trials may commence, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug, (iv) submission to the FDA of a New Drug Application, or NDA, and (v) FDA approval of the NDA prior to any commercial sale or shipment of the drug. An Abbreviated New Drug Application, or ANDA, is required to be submitted and approved when the drug product intended for commercialization is bioequivalent to an already approved NDA product; an ANDA application does not need to repeat the clinical trials that were required for approval of the NDA, or reference listed drug. In addition to obtaining FDA approval for each product, each domestic drug-manufacturing establishment must be registered with the FDA. Drug product manufacturing establishments located in California also must be licensed by the State of California in compliance with separate regulatory requirements.

Pre-clinical testing is generally conducted on laboratory animals to evaluate the potential safety and the efficacy of a drug. The results of these studies are submitted to the FDA as a part of an IND, which must be approved before clinical trials in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile, the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease to provide sufficient data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical trials and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data that have been accumulated to that point and its assessment of the risk/benefit ratio to the patient.

The OTC monograph system

While FDA approval is generally required before a new drug product may be marketed in the U.S., many OTC drugs are exempt from the FDA's pre-marketing approval requirements. In 1972, the FDA instituted the ongoing OTC Drug Review to evaluate the safety and effectiveness of OTC drug ingredients in the market. Through this process, the FDA issues monographs for therapeutic product categories that set forth the specific active ingredients, dosages, strengths, indications for use, warnings and labeling statements for OTC drug ingredients that the FDA will consider generally recognized as safe and effective for OTC use and therefore not subject to pre-market approval.

OTC drug ingredients are classified by the FDA in one of three categories: Category I ingredients which are deemed generally recognized as "safe and effective and not misbranded" for OTC use; Category II ingredients which are deemed "not generally recognized as safe and effective or would result in misbranding" for OTC use; and Category III ingredients which are those for which "available data is insufficient" to classify them in Category I or II. Based upon the results of ongoing studies, the FDA may reclassify all Category III ingredients as Category I or Category II ingredients.

For most categories of OTC drugs not yet subject to a final monograph, the FDA usually permits such drugs to continue to be marketed until a final monograph becomes effective, unless the drug will pose a potential health hazard to consumers. The FDA's policy also generally applies to prescription drugs containing the same active ingredients as a marketed OTC product for the same or similar uses as the OTC product.

Drugs subject to final monographs, as well as drugs that are subject only to proposed monographs, are subject to various FDA regulations concerning, for example, manufacturing in accordance with cGMPs, general and specific labeling requirements and prohibitions against promotion for conditions other than those stated in the labeling. Drug manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties.

The active ingredient in Tolereen, hydrocortisone, the active ingredient in Bacitracin, bacitracin zinc and the active ingredient in Sunblock, zinc oxide, are currently classified by the FDA as Category I ingredients. We currently market these products and must do so in accordance with FDA's final monographs for their respective therapeutic categories.

FDA enforcement discretion for marketed unapproved drug products

The Obagi Nu-Derm, Blender and Sunfader products and the Obagi-C Rx product contain the active ingredient hydroquinone at a 4% concentration and are marketed as prescription drugs under the FDA Compliance Policy Guide, or CPG, entitled Marketed New Drugs Without Approved New Drug Applications or Abbreviated New Drug Applications. These hydroquinone products must be administered under the supervision of a physician but are not subject to prior FDA approval when formulated and labeled in accordance with guidelines for prescriber information under direction of a physician. 4% Hydroquinone is known as a DESI II drug, as its active ingredient was marketed prior to FDA's 1962 institution of drug effectiveness requirements. The FDA has not required NDA approval for the continued marketing of hydroquinone. In August 2006, the FDA indicated its intent to require NDA approval for 4% hydroquinone products. See risks related to regulatory matters beginning on page 17, and FDA regulation of drug products on page 91. If the FDA does approve an NDA filed by us or a third party for 4% hydroquinone drug product, then we will no longer be able to rely on the CPG to market its Obagi Nu-Derm and Obagi-C Rx Systems containing hydroquinone. FDA approval of a 4% hydroquinone drug product under an NDA may adversely affect our ability to continue to market our products under the CPG.

FDA regulation of drug manufacturing

We and the third-party manufacturers on which we rely for the manufacture of our products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMPs. To comply with cGMPs, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMPs.

Federal regulation of advertising and promotion

The FDA regulates the advertisement of prescription drug products. The U.S. Federal Trade Commission, or FTC, and state authorities regulate the advertising of OTC drugs and cosmetics, as well as exercise general authority to prevent unfair or deceptive trade practices.

In addition to FDA restrictions on marketing of prescription products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.

Also, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is overseen by the FDA and other governmental authorities under the Prescription Drug Marketing Act and regulations that include requirements concerning record keeping and control procedures.

Certain states, including California, have also recently begun regulating the promotion of prescription drug products and require compliance with annual certification and disclosure requirements regarding our policies for drug promotion and the amount of money we spend per prescribing physician on drug promotion. Compliance with changing federal and state laws and regulations on prescription product promotion requires a great deal of time and effort.

Other government regulation

We and our suppliers or third-party manufacturers may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

Employees

As of June 30, 2006, we had 132 employees, all of whom were located in the United States. Our employees include 95 in sales and marketing, 16 in product development, manufacturing and distribution and 21 in administrative functions. Our employees are all non-unionized, and we believe our relations with our employees are good.

Facilities

As of June 30, 2006, we leased the following facilities:

Function	Location	Square feet	Lease expiration

Headquarters	Long Beach, CA	16,000	July 2008
Distribution Center	Carson, CA	21,000	October 2008
Manufacturing	Milford, CT	2,400	November 2008
Marketing & Training Center	Beverly Hills, CA	2,100	July 2011

We believe our facilities are adequate for their intended use and are sufficient for our current level of operations.

Our skin health and licensing activities are initiated and coordinated from our Long Beach headquarters. Our skin health development efforts are based at our Long Beach headquarters, with development and manufacturing facilities in Milford Connecticut. The lease for our manufacturing facility expires in November 2006, with two one-year options. Our skin health training center for employees is also located at our Long Beach headquarters. Our cGMP compliance training for distribution personnel and sales training for customer service representatives is provided in Long Beach. We are opening a marketing and training center in Beverly Hills to train physicians and aestheticians in the U.S. and internationally. This facility is leased from an affiliate of Dr. Obagi.

Our skin health distribution center is strategically located for quick, convenient and reliable distribution with access to all major carriers in Southern California.

Legal matters

On March 8, 2006, Austin McNamara, the former chairman of our board, president and chief executive officer, filed a charge of discrimination against us with the California Department of Fair Employment and Housing ("DFEH"). Mr. McNamara alleges that we demoted, harassed and otherwise discriminated against him due to his purported physical disability and medical condition. Mr. McNamara requested an immediate right-to-sue notice. On March 20, 2006, the DFEH closed its case. The DFEH did not conduct an investigation or make a determination on the merits of the complaint. Mr. McNamara has the right to file a discrimination lawsuit in a state court action within one year of the DFEH's letter closing its case. While Mr. McNamara did not allege a specific amount of damages, the remedies available under California law include compensatory, emotional distress and punitive damages, as well as attorneys' fees and potential injunctive relief. Mr. McNamara has also threatened to file a wage claim with the California Labor Commissioner, though we are not aware of him actually filing the claim. Mr. McNamara alleges that we have not paid all wages, bonuses, and severance owed to him. Mr. McNamara served as the chief executive officer from September 2001 until July 2005, and as president from September 2001 until March 2005. He also served on our board of directors and as chairman from September 2001 until May 2006. We cannot determine the outcome of these matters at this time.

From time to time, we are involved in litigation and other legal matters in the normal course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management

Executive officers and directors

The following table sets forth information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)

Steven R. Carlson	49	Chief Executive Officer, President and Director
Curtis A. Cluff	40	Executive Vice President, Corporate Development and Operations and Secretary
Stephen A. Garcia	47	Chief Financial Officer
David Goldstein	45	Executive Vice President, Global Sales and Field Marketing
Judith C. Hattendorf	63	Senior Vice President, Product Development
Albert J. Fitzgibbons III(1)	61	Chairman of the Board of Directors
John A. Bartholdson(2)	35	Director
Bradley J. Hoecker(3)	44	Director
Edward A. Grant(1)(2)	56	Director
Albert F. Hummel(2)(3)	61	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating Committee.

Steven R. Carlson has served as our chief executive officer and president since July 2005 and one of our directors since May 2006. From March 2005 until July 2005, he served as our president. Prior joining us, Mr. Carlson held senior executive positions with several start-up ventures including ReVance Therapeutics (formerly Essentia Biosystems) from 2004 to 2005, and Orquest Inc. (acquired by Johnson and Johnson) from 1995 to 2003. Mr. Carlson began his career with 15 years at Allergan, where his management experience included Senior Vice President of Marketing and General Manager responsible for building the Botox Global business from 1987 to 1995. Mr. Carlson received his B.S. in biology and chemistry from the University of Minnesota.

Curtis A. Cluff has served as our executive vice president, corporate development and operations since June 2005. He joined us as chief financial officer and senior vice president, operations in January 2002. Previously Mr. Cluff served as the chief financial officer of Beyond Corporation from 2000 to 2002, and as a vice president, finance for Merisel Inc., a fortune 500 technology distribution company from 1996 to 2000. Beyond Corporation filed a voluntary petition for bankruptcy in January 2002, seeking both state and federal protection. Prior to his time with Merisel Inc., Mr. Cluff served from 1994 to 1996 as the financial controller for the U.S. Pacific division of Westburne Inc., a multi-billion dollar wholesale distributor based in Montreal. He began his career with Deloitte and Touche, LLP's Audit and Advisory Services group, specializing in distribution and high-tech manufacturing. Mr. Cluff is a CPA and received his B.S. in Business Administration from California Polytechnic University.

Stephen A. Garcia has served as our chief financial officer since July 2005. Mr. Garcia joined us as the director of finance in July 2003 and was promoted to Vice President of Finance in November 2004. Prior to that, Mr. Garcia served as the chief financial officer of Universal

Broadband Communications from 2002 to 2003 and the chief financial officer of CCC GlobalCom Corp. from 2001 to 2002. CCC Globalcom Corp.'s two subsidiaries filed for bankruptcy in December 2003 and January 2004. Mr. Garcia served as the chief financial officer of Incomnet Communications Corp from 1999 to 2001. Prior to that, Mr. Garcia served in senior and mid-level financial management positions for Incomnet Communications Corp., Melles Griot, Inc. and Focus/MRI, Inc. from 1991 to 1998. Mr. Garcia began his career in 1987 with Deloitte & Touche, LLP. Mr. Garcia is a CPA and received his B.S. in accounting from the University of Southern California.

David Goldstein has served as our executive vice president, global sales and field marketing since January 2004. He joined us as director of sales for the United States in October 1999. From 1991 to 1999, Mr. Goldstein served in sales management positions for Allergan. Prior to that, Mr. Goldstein worked with Johnson & Johnson, where he served in various sales positions with a particular focus on dermatology products such as Retin-A. Prior to beginning his career in sales, Mr. Goldstein served for four years in the United States Marine Corps, earning a Navy Commendation of Meritorious service. Mr. Goldstein received his B.S. in economics and M.B.A from National University of San Diego.

Judith C. Hattendorf has served as our senior vice president, product development since November 2004. She joined us as general manager for the United Kingdom in September 2000. Prior to joining us, Ms. Hattendorf served as Vice President Human Resources at Duramed Pharmaceuticals (acquired by Barr Laboratories), a company focused on developing hormone replacement therapy and oral contraceptive products, where she was responsible for business development for their European branch. Ms. Hattendorf has over 15 years experience working in major hospitals, including positions as the director of critical care services and women's health programs. Ms. Hattendorf received her B.A. from Xavier University in Cincinnati, Ohio and her R.N. from the City University of New York.

Albert J. Fitzgibbons III has served on our board of directors since September 2004 and as chairman of our board since August 2006. Mr. Fitzgibbons is a partner and a director of Stonington Partners, Inc., a position that he has held since 1993, and a partner and a director of Stonington Partners, Inc., II. He has also been a director of Merrill Lynch Capital Partners, Inc., or MLCP, a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co., since 1988 and a consultant to MLCP from 1994 to December 2000. He was a partner of MLCP from 1993 to 1994 and executive vice president of MLCP from 1988 to 1993. Mr. Fitzgibbons was a managing director of the investment banking division of Merrill Lynch & Co. from 1978 to July 1994. He is also currently a director of Merisel, Inc., a publicly traded provider of visual and brand imaging services. Mr. Fitzgibbons received his B.A. from Boston College and his M.B.A. from Columbia University.

John A. Bartholdson has served on our board of directors since June 2000. He has been a partner and director of Stonington Partners, Inc. since April 2006, having previously served as a principal since August 1999 and as an associate starting in June 1997. He has also been a partner and a director of Stonington Partners, Inc. II since April 2006. From 1994 to 1995 he worked for Stonington Partners as an analyst. From 1992 to 1994, Mr. Bartholdson worked for Merrill Lynch Capital Partners, Inc., a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co. Mr. Bartholdson is a director of several privately held companies. Mr. Bartholdson received his B.A. from Duke University and his M.B.A. from the Stanford Graduate School of Business.

Bradley J. Hoecker has served on our board of directors since 1999. He has been a partner and director of Stonington Partners since November 1997, having served as a principal of Stonington Partners since its formation in 1993. He has also been a partner and a director of Stonington II since November 1997. From 1994 to 2000, Mr. Hoecker worked as a consultant for Merrill Lynch Capital Partners, Inc., or MLCP, a private investment firm that is a wholly-owned subsidiary of Merrill Lynch & Co. He was a principal of MLCP from 1993 to 1994 and an associate of MLCP from 1989 to 1993. Mr. Hoecker was also an associate of the investment banking division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1989 to 1994. From 1984 to 1987, Mr. Hoecker was employed by Bankers Trust Company. Mr. Hoecker currently serves as director on several privately held corporations. He is also currently a director of Merisel, Inc. and Conihasset Capital Partners, Inc., a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Mr. Hoecker received his B.B.A. from Southern Methodist University and his M.M. from the Kellogg Graduate School of Management.

Edward A. Grant has served on our board since November 2005. He is a principal and practice director at Arthur Andersen LLP. He has been a professional at Andersen for thirty years. He was an audit partner with the firm for sixteen years, serving as the auditor to several public companies, including companies in the health care industry. Mr. Grant is a member of the board of directors of Merisel, Inc. and the chair of its audit committee. Mr. Grant received his bachelor's and two master's degrees from the University of Wisconsin-Madison and has been a CPA since 1976. He is a past member of the American Institute of Certified Public Accountants and the Illinois Certified Public Accountants Society and has served on several civic boards.

Albert F. Hummel has served on our board since November 2005. Mr. Hummel has served as chief executive officer of Pentech Pharmaceuticals Inc., a product development company, since 1998. From 1994 until 1998, Mr. Hummel was a co-founder and general partner of Affordable Residential Communities LLC. Since 1986, he has served as a director of Watson Pharmaceuticals Inc. and was its chief financial officer from October 1991 until December 1994. Mr. Hummel was co-founder of Bradley Hummel Inc., a NYSE firm, and began his career at Merrill Lynch & Co in 1970 as a member of the investment banking group.

Composition of the board

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will provide that our board of directors consist of          directors, each of whom will be elected annually. We currently have six directors.

Committees of the board of directors

Our board of directors currently has an audit committee, a compensation committee and a nominating committee.

Audit committee.    Our audit committee is solely responsible for the appointment of and reviewing and approving of fee arrangements with our independent registered public accounting firm, and approving any non-audit services by our independent registered public accounting firm. There are no preapproval limits currently in place. Our audit committee reviews and monitors our internal accounting procedures and reviews the scope and results of the annual audit and other services provided by our independent registered public accounting firm. Our audit committee currently consists of Messrs. Grant, Bartholdson and Hummel, and is chaired by Mr. Grant. Mr. Grant and Mr. Hummel are independent directors under the Nasdaq rules and Section 10A(m)(3) of the Exchange Act. We believe that each of the members of the audit committee is financially sophisticated and is able to read and understand our consolidated financial statements. Our board of directors has determined that Mr. Grant is an audit committee "financial expert" as defined under the regulations of the Exchange Act. We believe that upon the closing of this offering, the composition and functioning of our audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq rules, and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future. In 2005, our audit committee had three meetings.

Compensation committee.    Our compensation committee is primarily responsible for reviewing and approving the compensation and benefits of our executive officers and directors; evaluating the performance and compensation of our executive officers in light of our corporate goals and objectives; administering our employee benefit plans and making recommendations to our board of directors regarding these matters; and for administering our equity compensation plans. Our compensation committee currently consists of Messrs. Fitzgibbons and Grant and is chaired by Mr. Fitzgibbons. Mr. Grant is an independent director under the Nasdaq rules and Section 10A(m)(3) of the Exchange Act. We intend to appoint another independent director to our compensation committee prior to the closing of this offering, and we believe that upon the closing of this offering, the composition and functioning of our compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq rules, and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future. In 2005, our compensation committee had three meetings.

Nominating committee.    Our nominating committee makes recommendations to the board of directors concerning nominations to the board, including nominations to fill a vacancy (including a vacancy created by an increase in the board of directors). The nominating committee considers nominees for directors nominated by stockholders upon submission in writing to our corporate secretary of the names of such nominees in accordance with our bylaws. This committee is also charged with shaping corporate governance policies and codes of ethical and legal conduct, and monitoring compliance with such policies. Our nominating committee consists of Mr. Hoecker and Mr. Hummel, and is chaired by Mr. Hoecker. Mr. Hummel is an independent director under the Nasdaq rules and Section 10A(m)(3) of the Exchange Act. We believe that upon the closing of this offering, the composition and functioning of our nominating committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq rules, and SEC rules and regulations. We intend to comply with additional requirements to the extent they become applicable to us in the future. We did not have a nominating committee in 2005.

Compensation committee interlocks and insider participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. No member of our compensation committee has ever been an officer or employee of ours. There are no family relationships among any of our directors or executive officers.

Director compensation

Our director compensation policy provides that members of our board who are not our employees, will receive annual retainers of $30,000 and meeting fees of $1,500 per meeting for each in-person board meeting and $500 per meeting for each telephonic board meeting in excess of the four telephonic meetings that are covered by the annual retainers. Additionally, our non-employee directors who serve on any of our board's committees will receive $500 per committee meeting. Our audit committee chairman will receive an annual retainer of $10,000, and the chair of any other committee of the board will receive a $5,000 annual retainer. Any new non-employee director will receive a grant of restricted stock with a fair market value of $27,000. The restricted stock awards will be granted to each director upon election and will be vested on the first anniversary after the date of grant or upon a change of control of our company. Directors are also reimbursed for their out-of-pocket expenses related to their service on our board of directors.

Compensation of executive officers and other information

The following table shows the cash compensation paid or to be paid by us, and certain other compensation paid or accrued, during the fiscal year ended December 31, 2005 to our Chief Executive Officer and each of our four other most highly compensated executive officers, together the "Named Executive Officers."

Summary compensation table

					Long-term compensation awards
		Annual/compensation
					Shares underlying options (#)
						All other compensation
Name and principal position		Salary ($)		Bonus ($)

Austin T. McNamara Former Chairman of the Board of Directors, Chief Executive Officer and President(1)	2005	$500,000	(2)	—	—	—
Steven R. Carlson Chief Executive Officer and President(3)	2005	$380,000		$260,000	350,000	$65,000	(4)
Curtis A. Cluff Executive Vice President, Corporate Development and Operations	2005	$255,000		$133,000	50,000	—
David Goldstein Executive Vice President Global Sales and Field Marketing	2005	$235,000		$150,000	65,900	—
Stephen A. Garcia Chief Financial Officer	2005	$181,000		$108,000	50,000	—
Zein E. Obagi, M.D. Executive Medical Director(5)	2005	$330,000		$225,000	—	$200,000	(6)

(1)
Mr. McNamara served as our chairman until May 2006, our president until March 2005 and our chief executive officer until July 2005.

(2)
As required by Mr. McNamara's employment agreement, he received a base salary of $500,000 in 2005. Pursuant to an oral agreement between us, Mr. McNamara and Lighthouse Venture Group, an entity controlled by Mr. McNamara, historically, we have paid 50% of Mr. McNamara's salary and 50% of his bonus, and Lighthouse Venture Group has paid 50% of Mr. McNamara's salary and 50% of his bonus. This oral agreement terminated in December 2005. We and Lighthouse Venture Group each paid 50% of Mr. McNamara's salary in 2005, and we have paid 100% of his salary since the expiration of the oral agreement with Lighthouse Venture Group. We also had a written agreement with Lighthouse Venture Group, which expired in December 2005. Pursuant to the written agreement, we paid a monthly fee equal to 2% of our adjusted gross sales to Lighthouse Venture Group in 2005. To the extent the fees paid to Lighthouse Venture Group under the written agreement exceeded the amounts paid by Lighthouse Venture Group to Mr. McNamara for his salary in 2005, Lighthouse Venture Group remitted any such additional amounts back to us, except for $40,000 to cover certain expenses.

(3)
Mr. Carlson became our president and chief operating officer in March 2005 and became our chief executive officer and president in July 2005.

(4)
Consulting fees paid to Mr. Carlson for services prior to his joining us as an employee.

(5)
Dr. Obagi served as our executive medical director until June 2006. He is no longer one of our officers.

(6)
Royalties paid to Dr. Obagi under the Termination, License and Obligations Agreement dated December 17, 2002.

Option grants in last fiscal year

The following table sets forth information regarding stock options granted to each of the Named Executive officers during 2005.

					Potential realizable value at assumed annual rates of stock price appreciation for option term
	Number of securities underlying options granted (#)	Percentage of total options granted to employees in 2005
			Exercise price (per share)
				Expiration date
Name					5%	10%

Austin T. McNamara	—	—	$—	—	$—	$—
Steven R. Carlson	250,000	40%	7.00	3/1/2015
Steven R. Carlson	50,000	8%	9.00	10/31/2015
Steven R. Carlson	50,000	8%	12.00	10/31/2015
Curtis A. Cluff	20,000	3%	9.00	10/31/2015
David Goldstein	50,000	8%	7.00	3/1/2015
David Goldstein	10,000	2%	9.00	10/31/2015
Stephen A. Garcia	15,000	2%	7.00	3/1/2015
Stephen A. Garcia	35,000	6%	9.00	10/31/2015
Zein E. Obagi, M.D.	—	—	—	—	—	—

Aggregated option exercises in last fiscal year and fiscal year end option values

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during the year ended December 31, 2005 and the number of shares of common stock subject to exercisable and unexercisable stock options held by our Named Executive Officers as of December 31, 2005. The value of unexercised, in-the-money options at fiscal year end has been calculated using the difference between the option exercise price and the assumed initial public offering price of $             per share, multiplied by the number of shares underlying the option. An option is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price.

			Number of securities underlying unexercised options at December 31, 2005
					Value of unexercised in-the-money options at December 31, 2005 ($)
	No of shares acquired on exercise (#)	Value realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Austin T. McNamara	1,500,000	—	—	—	$—	$—
Steven R. Carlson	—	—	—	350,000
Curtis A. Cluff	15,000		—	50,000
David Goldstein	—	—	22,467	43,433
Stephen A. Garcia	—	—	5,000	45,000
Zein E. Obagi, M.D.	—	—	—	—	—	—

Employment agreements

On March 1, 2005, we entered an employment agreement with Steven R. Carlson, our Chief Executive Officer. Under the agreement Mr. Carlson is entitled to a base salary of $300,000 per year or such greater amount as the board or compensation committee thereof may determine. In addition, Mr. Carlson is entitled to receive an annual bonus of up to 50% of his base salary based on the achievement of performance based milestones. Mr. Carlson is entitled to relocation assistance in the amount of $100,000. Under the agreement, Mr. Carlson was granted a non-qualified option to purchase 250,000 shares of our common stock at fair market value. The option vests annually over three years.

If Mr. Carlson is terminated without cause, then he will be entitled to 18 months of his base salary and if he elects to continue his health coverage under COBRA we will pay Mr. Carlson's monthly premium as is consistent with senior executive COBRA coverage. In addition, the vesting of his unvested options will be accelerated by 12 months. If Mr. Carlson is terminated or terminates his employment due to a change in control, he will be entitled to the same severance benefits as above contingent upon his execution of a general release. Mr. Carlson is subject to a confidentiality covenant and a covenant not to solicit any employee to leave our employ during the term of the agreement and 18 months thereafter, and a covenant not to compete with us during the same period.

On August 29, 2006, we entered into severance agreements with four of our executive officers: Curtis A. Cluff, our Executive Vice President, Corporate Development and Operations, Stephen A. Garcia, our Chief Financial Officer, David Goldstein, our Executive Vice President, Global Sales and Field Marketing, and Judith Hattendorf, our Senior Vice President, Product Development. The severance agreements provide that if one of these officers employment with us is terminated within 12 months following a change of control without cause or by the officer with good reason, the officer will be entitled, upon execution of a release in a form acceptable to us, an amount equal to 100% of the officer's then current annual base salary, payable over 12 consecutive months. For purposes of the severance agreements:

•
change of control is defined as the acquisition by any person or entity of securities representing 50% or more of the combined voting power of our then outstanding securities; the nomination or election, during any consecutive 24-month period, of new members of our board so that the individuals who constitute the majority of our board at the beginning of the 24-month period cease to constitute a majority at the end of the 24-month period; a merger or consolidation with another entity that results in at less than 50% of our voting securities remaining outstanding after the merger or consolidation; or we sell or otherwise dispose of all or substantially all of our assets;

•
cause is defined as any act or omission that constitutes cause under any of our policies or employment agreements in existence between us and the officer; a dishonest, illegal or wrongful act involving fraud, misrepresentation, moral turpitude or misappropriation which causes damage to our business by the officer; the willful absence from employment or failure or refusal to perform duties by the officer; or the officer's willful failure or refusal to perform specific lawful directives we may give;

•
good reason is defined as a default in our obligation to pay compensation to the officer when it is due (if not cured within 30 days of written notice); failure by us to comply in any material respect with any provision of existing written employment agreements between us and the officer (if not cured within 30 days of written notice); a material diminution in the officer's compensation, benefits, title, authority, responsibilities or status without the officer's consent (if not cured within 30 days of written notice); or the move of the officer's workplace more than 50 miles.

Employee benefit plans

OMP, Inc.: 2000 Stock Option/Stock Issuance Plan

Introduction.    Our board of directors adopted the 2000 Stock Option/Stock Issuance Plan on November 13, 2000 and our majority shareholder approved the 2000 Plan on November 13, 2000. The 2000 Plan was amended by our Compensation Committee effective as of September 1, 2002.

Share reserve.    We have authorized 2,500,000 shares of common stock for issuance under the 2000 Plan of which, as of June 30, 2006, 652,130 shares were subject to outstanding options.

Eligibility.    Employees, consultants and directors of our company or our parent or subsidiaries are eligible to participate in the 2000 Plan. However, only employees may be granted "incentive stock options."

Administration.    The 2000 Plan is currently administered by our board of directors. However, any and all administrative functions otherwise exercisable by the board of directors may be delegated to a committee of two or more members of the board of directors appointed by the board of directors. Our board of directors determines, among other things, which eligible persons are to receive options and awards, the time or times when those options and awards are to be made, the number of shares to be covered by each option and award, the exercise schedule for each option, the vesting schedule for each share of common stock, and the other terms and conditions of each option and award, consistent with the provisions of the 2000 Plan and the terms of the written agreement with the recipient.

Options.    Options granted under the 2000 Plan may be either "incentive stock options" which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Internal Revenue Code, or "nonqualified stock options." Under the option grant program, the exercise price per share for incentive stock options shall be no less than 100% of the fair market value per share on the grant date. The exercise price per share for nonqualified stock options shall be no less than 85% of the fair market value per share on the grant date. However, for nonqualified stock options, the exercise price per share shall be no less than 110% of the fair market value per share on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of our stock. The right to exercise incentive stock options and nonqualified stock options vests at a rate in accordance with the individual stock option agreements. Options expire within a period of not more than ten years from the grant date. Incentive stock options granted to an employee, who at the time of grant own stock representing more than 10% of the total combined voting power of all classes of our stock, expire within a period of not more than five years from the grant date. The exercise price for an option generally may be paid by cash, by check or by delivering a full-recourse, interest-bearing promissory note payable in one or more installments and secured by the purchased shares, or if the common stock is registered under section 12 of the 1934 act at the time the option is exercised, by shares of common stock valued at fair market value on the exercise date or through a special sale and remittance procedure. Options granted under the 2000 Plan may be transferred only by will or by the laws of descent and distribution.

Stock issuance.    Shares of common stock may be issued through direct and immediate issuance without any intervening option grants. The purchase price per share shall not be less than 85% of the fair market value per share of common stock on the issue date. However, the purchase price issued to a 10% shareholder shall not be less than 110% of such fair market value. Shares of common stock issued under the 2000 Plan may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the participant's period of service or upon attainment of specified performance objectives. Shares of common stock that have not vested generally must be immediately surrendered by the recipient, without payment of any consideration by our company, if the recipient's employment or service terminates, or if the performance objectives have not been attained with respect to the unvested shares.

Certain corporate transactions; change in control.    In the event of certain corporate transactions, such as a merger or consolidation, in which 50% of the voting power of our securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or upon a sale or disposition of all or substantially all of the assets of our company, the 2000 Plan provides that each outstanding option shall automatically vest in full, except that each outstanding option will not vest on an accelerated basis where (a) such option is assumed by the successor corporation and our repurchase rights with respect to the unvested shares are concurrently assigned to the successor corporation, (b) such option is replaced with a comparable cash incentive program of the successor corporation or (c) the acceleration of such option is subject to other limitations imposed at the time of the option grant. Immediately following the consummation of the corporate transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation.

Amendment and termination.    The board of directors may amend or modify the 2000 Plan in any and all respects. However, no amendment may adversely affect the rights and obligations with respect to options or unvested stock issuances at the time outstanding under the 2000 Plan unless the recipient consents to such amendment or modification. The 2000 Plan will terminate upon the earlier of (a) November 13, 2010, (b) the date on which all shares available for issuance under the 2000 Plan shall have been issued as vested shares or (c) the termination of all outstanding options in connection with a corporate transaction described above.

Obagi Medical Products, Inc.: 2005 Stock Incentive Plan

Introduction.    Our board of directors adopted the 2005 Stock Incentive Plan on November 17, 2005, and the 2005 Plan became effective on November 17, 2005, and it was approved by our stockholders on May 9, 2006. The 2005 Plan was amended by our board on                           , 2006.

Share reserve.    We have authorized             shares of common stock for issuance under the 2005 Plan of which             shares are subject to outstanding options. The 2005 Plan provides that the number of shares authorized for issuance will be cumulatively increased on January 1, 2007 and on each January 1 thereafter for nine years by the least of             shares,       % of our outstanding common stock as of the preceding December 31 and a number of shares determined by our board of directors or compensation committee.

Eligibility.    Employees, consultants and directors of our company or our parent or subsidiaries are eligible to participate in the 2005 Plan. However, only employees may be granted "incentive stock options."

Administration.    The 2005 Plan is currently administered by our compensation committee. However, any and all functions delegated to the committee may be exercised by the board of directors. The committee determines, among other things, which eligible persons are to receive options and awards, the time or times when those options and awards are to be granted, the number of shares to be covered by each option and award, the exercise or vesting schedule for each option or award, and the other terms and conditions of each option and award, consistent with the provisions of the 2005 Plan and the terms of the written agreement with the recipient.

Options.    Options granted under the 2005 Plan may be either "incentive stock options" or "nonqualified stock options." The exercise price per share for all options may not be less than 100% of the fair market value per share of our common stock on the grant date. However, the exercise price per share may not be less than 110% of the fair market value of our common stock on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of our stock. Our compensation committee determines when options vest and become exercisable and in its discretion may accelerate the vesting or exercisability of any outstanding option. Options expire within a period of not more than ten years from the grant date, except that incentive stock options granted to an employee, who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock, expire within a period of not more than five years from the grant date. The exercise price for an option generally may be paid by cash, check or other property, or if the common stock is registered under section 12 of the 1934 act at the time the option is exercised, by shares of common stock valued at fair market value on the exercise date or through a special sale and remittance procedure or by any other form or method permitted by our compensation committee. Options granted under the 2005 Plan may be transferred only by will or by the laws of descent and distribution or to a designated beneficiary upon death.

Stock appreciation rights.    Stock appreciation rights may be granted under the 2005 Plan and confer on the holder upon exercise of the stock appreciation right the right to receive, as determined by the committee, cash or a number of shares of common stock equal to the excess of the fair market value of a specific number of shares of our common stock on the date of exercise (or, if the committee determines, at any time during a specified period before or after the date of exercise) over the grant price of the stock appreciation right as determined by the committee, which grant price will not be less than 100% of the fair market value of the shares on the date of grant of the stock appreciation right.

Stock issuances.    Shares of common stock may be issued through direct and immediate issuance without any intervening option grants. Shares of common stock issued under the 2005 Plan may, in the discretion of the committee, be subject to restrictions which lapse in installments or as our compensation committee deems appropriate. Shares of common stock that are subject to restrictions will be forfeited to and reacquired by us if the recipient's employment or service terminates.

Restricted stock units, performance awards, dividend equivalents, other stock grants, and other stock-based awards.    The committee also has the power to grant restricted stock units; cash or stock performance awards based on the achievement of performance goals during performance periods established by the committee; dividend equivalents under which the participant is entitled to receive payments equal to the amount of cash dividends paid by us to holders of shares with respect to a number of shares determined by the committee; and other stock-based awards.

Cash awards.    We may grant cash awards either alone, in addition to, or in tandem with other awards granted under the 2005 Plan. A cash award granted under the 2005 Plan may be made contingent on the achievement of performance conditions. The agreement for the cash award may contain provisions regarding the target and maximum amount payable to the participant as a cash award, performance conditions, restrictions on the alienation or transfer of the cash award prior to actual payment, forfeiture provisions and other terms and conditions determined from time to time by our compensation committee.

Change in control.    The 2005 Plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or another change of control transaction as determined by our board of directors or compensation committee, our board of directors or compensation committee may, in its discretion, provide for the assumption, substitution or adjustment of all outstanding awards, accelerate the vesting of options and terminate any restrictions on stock awards or cash awards or provide for termination of awards on terms our board of directors or compensation committee determines appropriate, including providing for the cancellation of awards for a cash payment to the participant.

Amendment, termination and term.    The board of directors may amend or discontinue the 2005 Plan at any time. However, no amendment may be made without the approval of the stockholders to the extent stockholder approval is required to comply with applicable laws or Nasdaq or stock exchange listing requirements. In addition, no amendment will be made without stockholder approval that would materially increase the maximum number of shares reserved for issuance, reprice options or change the class of persons eligible to receive awards under the 2005 Plan. The committee may amend awards granted under the 2005 Plan. However, no amendment may adversely affect a holder's rights with respect to an outstanding award unless the recipient consents to the amendment. We may not grant awards under the 2005 Plan after November 17, 2015. However, unless otherwise expressly provided in the 2005 Plan or applicable award agreement, any award granted before November 17, 2010 may extend beyond November 17, 2010, and the authority of the committee provided for in the 2005 Plan with respect to the 2005 Plan and any awards, and the authority of the board to amend the 2005 Plan, may extend beyond November 17, 2010.

401(k) plan

In 1999, we established an employee savings and retirement plan and a 401(k) defined contribution retirement plan, covering substantially all full-time employees. From 1999 through March 31, 2006, we matched 25% of employee contributions up to 6% of employee compensation. Beginning April 1, 2006 we changed our matching contribution program to match 100% of employee contributions up to 2% of employee compensation. We also may make discretionary contributions as set forth in the 401(k) plan, in an amount determined by our board of directors, subject to statutory limits. We contributed $42,000 to the plan during the fiscal year ended December 31, 2005.

Principal and selling stockholders

Set forth below is information relating to the beneficial ownership of our common stock as of June 30, 2006, by each person known by us to beneficially own more than 5% of our outstanding shares of common stock, the selling stockholders, each of our directors, each of our executive officers and all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of June 30, 2006. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal or selling shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned, subject to community property laws where applicable. As of June 30, 2006, we had 21,359,013 shares of stock outstanding and there were 31 holders of our common stock.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise indicated, the address for each of the persons listed in the table is c/o Obagi Medical Products, Inc., 310 Golden Shore, Long Beach, CA 90802.

				Shares beneficially owned after offering
	Shares beneficially owned before offering
			Number of shares being offered
Name of beneficial owner	Number	Percent		Number	Percent

Five percent stockholders:
Stonington Capital Appreciation 1994 Fund, L.P.(1) 540 Madison Avenue New York, New York 10022	12,974,742	60.7%
Zein and Samar Obagi Family Trust(2) 270 N. Canon Drive Beverly Hills, California 90210	5,363,000	25.1%
McNamara Family Irrevocable Trust under agreement dated December 17, 2004(3) 10202 Sycamore Circle Villa Park, California 92861	500,000	2.3%
McNamara Family Trust(3) 10202 Sycamore Circle Villa Park, CA 92861	1,750,000	8.2%

Executive officers and directors:
Steven R. Carlson(4)	83,333	*
Curtis A. Cluff(5)	60,000	*
Stephen A. Garcia(4)	5,000	*
David Goldstein(6)	53,167	*
Judith C. Hattendorf(7)	15,667	*
John A. Bartholdson(8)	—	*
Albert J. Fitzgibbons III(8)	—	*
Edward A. Grant	3,000	*
Bradley J. Hoecker(8)	—	*
Albert F. Hummel	3,000	*
Leroy Keith(9)	56,000	*
All officers and directors as a group (11 persons)(8)(10)	279,167	1.3%

*
Represents beneficial ownership of less than 1%.

(1)
Stonington Capital Appreciation 1994 Fund, L.P., or the Stonington Fund, is the record holder of 12,974,742 shares of common stock. The Stonington Fund is a Delaware limited partnership whose limited partners consist of certain institutional investors, formed to invest in corporate acquisitions organized by Stonington Partners, Inc. Stonington Partners, L.P., a Delaware limited partnership, is the general partner in the Stonington Fund with a 1% economic interest. Except for such economic interest, Stonington Partners, L.P. disclaims beneficial ownership of the shares set forth above. Stonington Partners, Inc. II is the general partner of, with a 1% interest in, Stonington Partners, L.P. Except for such economic interests, Stonington Partners, Inc. II disclaims beneficial ownership of the shares set forth above. Pursuant to a management agreement with the Stonington Fund, Stonington Partners, Inc. has full discretionary authority with respect to the investments of the Stonington Fund, including the authority to make and dispose of such investments. Furthermore, Stonington Partners, Inc. has a 1% economic interest in Stonington Partners, L.P. Stonington Partners, Inc. disclaims beneficial ownership of the shares set forth above. Messrs. Bartholdson, Fitzgibbons and Hoecker, together with James J. Burke, and Alexis P. Michas, serve on the board of directors of Stonington Partners, Inc., which has voting and dispositive authority for the Stonington Fund. The address for each of the entities listed in this footnote, as well as Stonington management included in the table above, is c/o Stonington Partners, Inc., 540 Madison Avenue, New York, NY 10022.

(2)
Dr. Zein Obagi, our former Executive Medical Director and member of our board, is Trustee of the Zein and Samar Obagi Family Trust. As Trustee, Dr. Obagi holds sole voting and investment authority over the shares.

(3)
We believe these trusts are controlled by Mr. McNamara and/or members of his immediate family. Information regarding these shares is based on our records.

(4)
Consists solely of shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of June 30, 2006.

(5)
Includes 15,000 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of June 30, 2006.

(6)
Includes 17,167 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of June 30, 2006.

(7)
Includes 8,467 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of June 30, 2006.

(8)
Excludes shares held by the Stonington Fund of which Mr. Fitzgibbons, Mr. Hoecker and Mr. Bartholdson may be deemed to be beneficial owners as a result of their ownership of Stonington Partners, L.P. Mr. Fitzgibbons, Mr. Hoecker and Mr. Bartholdson disclaim beneficial ownership in these shares.

(9)
Includes 6,000 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of June 30, 2006. Mr. Keith resigned as one of our directors in August 2006.

(10)
Includes 134,967 shares issuable upon exercise of outstanding options that are immediately exercisable or exercisable within 60 days of June 30, 2006.

Related party transactions

Transactions with Zein E. Obagi, M.D. and affiliated parties

2002 Employment agreement

On December 17, 2002, we entered into an amended and restated employment agreement with Zein Obagi, M.D., our former executive medical director and board member and one of our current principal stockholders. The employment agreement was effective until December 2, 2005 or upon triggering of the termination provisions of the agreement. The agreement was extended under a letter agreement until June 2006 when we entered into a new agreement with Dr. Obagi, described below. Under the agreement, Dr. Obagi was entitled to a base salary of $330,000 per year subject to an increase as determined by our compensation committee. In addition, Dr. Obagi was entitled to an incentive bonus of up to $225,000 as determined by our compensation committee. The compensation committee based its determination on Dr. Obagi's success concerning specific activities within his control and other company-wide measures. Under the agreement, Dr. Obagi was entitled to $200,000 which was applied as a credit to purchase our common stock at a purchase price of $0.0001 per share.

Under the agreement, if Dr. Obagi was terminated for cause, he would receive no severance. If Dr. Obagi was terminated without cause upon 30 days' prior written notice, then he would have been entitled to his then existing base salary for the entire period remaining on the term of his employment agreement and certain rights with respect to his stock. If Dr. Obagi terminated his employment upon 90 days' prior written notice, he would have been entitled to 90 days' salary although we could have required him to cease employment immediately.

2002 Termination, license, and obligations agreement

On December 17, 2002, we entered a Termination, License and Obligations Agreement with Dr. Obagi and the Zein and Samar Obagi Family Trust. Under the terms of the agreement we granted Dr. Obagi a nonexclusive and nontransferable license to use certain of our trademarks in his personal medical practice. We also granted Dr. Obagi the right to receive the maximum discount that we provide to independent third-party customers. This agreement was superseded by our new agreement with Dr. Obagi, which we entered into in June 2006, described below.

2006 Agreement

On June 29, 2006, we entered into an agreement with Zein E. Obagi, MD Inc., Dr. Obagi, Samar Obagi, the Zein and Samar Obagi Family Trust and Skin Health Properties, Inc. The agreement provides that Dr. Obagi (and his affiliates that entered into the agreement, including Zein E. Obagi, MD Inc., or Obagi Inc.) and/or Skin Health Properties (an entity controlled by Dr. Obagi and his affiliates) will promote and provide services to support the marketing of our products, including the oversight of property we are leasing in Beverly Hills, California. Additionally, Dr. Obagi (and his affiliates that entered into the agreement) will be available to advise and assist us in the formulation and clinical testing of new products on a retainer basis, and he will also provide training and/or education seminars on a fee basis and participate in at least one clinical study per year. We have agreed to pay Obagi Inc. an annual retainer of $570,000 for the advising and formulating services and the marketing and support services described above, as well as for Dr. Obagi's agreement to chair an annual Obagi Skin Health Alumni Symposium and up to two clinical advisory meetings per year. In addition, we have agreed to pay Obagi Inc. an annual fee of $200,000 for the first two years of the agreement for the development of Proderm products. At the end of the two years, we have an option to continue marketing the Proderm products, in which case we will pay Obagi Inc. an annual royalty payment of the greater of $200,000 or 5% of our net revenues from the sales of the Proderm products. We will also pay Obagi Inc. royalty fees for developing other products identified in the agreement equal to 5% of our net revenues from sales of those products. We have agreed to pay the following additional fees and expenses for services under the agreement:

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$5,000 per day for each day of training and education seminars for services provided by Dr. Obagi on behalf of Obagi Inc. outside of Dr. Obagi's practice and $2,500 per day for each day of training and education seminars for services provided by Dr. Obagi on behalf of Obagi Inc. within Dr. Obagi's practice;

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$2,500 per patient completed for clinical studies in which Dr. Obagi participates for clinical testing of products not already covered by the agreement;

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reimbursement of travel expenses when no training is conducted; and

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50% of all invoiced commercially reasonable marketing design and development expenses associated with the opening of the property in Beverly Hills, not to exceed $100,000.

We have also agreed to indemnify Dr. Obagi and his affiliates for any claims against our products, or any claims arising out of our acts or omissions or any breach of warranties given by us contained in the agreement.

Under the agreement, we have been granted a perpetual, royalty-free, non-exclusive license to all accounts, customer lists and other customer information and data (subject to Federal and state privacy laws) regarding Obagi Inc.'s patients, as well as a non-exclusive license to use and reproduce the marketing materials produced by Obagi Inc. and/or Skin Health Properties. We granted to Obagi Inc. and/or Skin Health Properties a limited, non-exclusive, irrevocable license for the use of certain of our trademarks, as well as a non-exclusive license to use and reproduce the marketing materials designated by us from time to time for the promotion and marketing services being provided under the agreement.

Under the agreement, the maximum discount that we provide to independent third-party physicians in the United States will apply to all products distributed by us that are supplied by us to Obagi Inc. and/or Skin Health Properties in connection with the promotion and marketing services under the agreement, as well as those supplied to Obagi Inc. in connection with Dr. Obagi's practice within the United States.

Unless otherwise terminated in accordance with its terms, the agreement's initial term is five years, and it may be renewed for additional terms upon the mutual consent of the parties upon six months' written notice prior to the end of the initial term.

2006 Separation, release and non-compete agreement

In connection with the 2006 Agreement with Dr. Obagi described above, we entered into a separation and release agreement with Dr. Obagi effective as of June 29, 2006. Under the agreement, Dr. Obagi agreed to voluntarily resign as one of our officers and directors. Additionally, in connection with the agreement, we made a lump sum payment to Dr. Obagi in the amount of $368,000. As part of the agreement, Dr. Obagi has also agreed to certain non-competition and non-solicitation restrictions. Dr. Obagi's obligations pursuant to this agreement survive for a period of five years from the execution date of the agreement.

2006 Lease agreement and letter agreement

In connection with the 2006 Agreement with Dr. Obagi described above, we entered into a lease agreement for the Beverly Hills property described above and letter agreement with Skin Health Properties (an entity controlled by Dr. Obagi and his affiliates) as landlord dated June 29, 2006. The lease has a term of five years beginning August 1, 2006 and can be extended or terminated earlier under the terms of the lease. The base rent under the lease is $87,000 per year, and will be raised at a rate of 3.5% per year thereafter.

The letter agreement in connection with the lease with Skin Health Properties relates to leasehold improvements and prepayment of rent. Under the letter agreement, Skin Health Properties acknowledges that we have paid approximately $2.2 million in respect of leasehold improvements and prepaid rent under the lease and we will not be required to pay any additional amounts for leasehold improvements.

Agreements with Cellogique Corporation

On November 10, 2005, we entered into a Distribution Agreement with Cellogique Corporation, a corporation controlled by Dr. Obagi. We amended this agreement on October 23, 2006. The agreement granted Cellogique Corporation the exclusive right to promote, market, sell, distribute and sub-distribute certain specified products to customers within the Middle East. The contract includes a product discount of 12.5% off of distributors' base price for investments already made in high end medical centers and/or retail shop servicing each countries in which Cellogique Corporation has customers. The agreement is for a term of 12 years effective January 1, 2006.

On December 10, 2003, we entered into a letter agreement with Cellogique Corporation regarding product pricing. As part of the agreement we gave Cellogique Corporation a pricing credit of $150,000 to ease the impact related to the end of a verbal arrangement to give a free toner for every cleanser purchased. The credit was applied as a 20% discount on the next $750,000 in Proderm purchases. This agreement was superseded by the November 2005 agreement described above.

Agreements with CNO Chinese Obagi Corporation and VNO Vietnamese Obagi Corporation

On September 23, 1997, we entered into distributorship agreements with CNO Chinese Obagi Corporation and VNO Vietnamese Obagi Corporation, corporations controlled by Dr. Obagi. These agreements granted CNO and VNO exclusive rights as our distributor in certain U.S. territories targeted to Chinese and Vietnamese populations. Under these agreements, CNO and VNO receive 30% discounts on our products. The agreements had initial one-year terms, and have been automatically renewed annually under the terms of the agreement. We sold CNO $240,000, $193,000 and $224,000 worth of our products in 2005, 2004 and 2003, respectively, and we sold VNO $159,000, $217,000 and $213,000 worth of our products in 2005, 2004 and 2003, respectively.

Interest in dermatology clinic customers

Dr. Obagi owns his own clinic and is a 75% owner of two other dermatology clinics, CNO and VNO that purchase our products. We sold these clinics $771,000, $854,000 and $967,000 worth of our products in 2005, 2004 and 2003, respectively.

Series A preferred stock repurchase and dividend

On January 25, 2005, in connection with a Credit Agreement we entered with Merrill Lynch Capital, we entered into a letter agreement regarding the repurchase of our Series A Preferred Stock with the Zein & Samar Obagi Family Trust, a trust controlled by Dr. Obagi, and Stonington Capital Appreciation 1994 fund, L.P. We agreed to purchase all of the outstanding Series A Preferred Stock which were held entirely by Stonington Capital Appreciation 1994 fund, L.P. and the Zein & Samar Obagi Family Trust. Stonington Capital Appreciation 1994 Fund, L.P. held 99,840 Series A Preferred Shares and the Zein & Samar Obagi Family Trust held 18,375. The purchase price was $100.00 per share of Series A Preferred Stock. In addition, all accrued dividends, totaling $78.92 per share, were paid for each share of Series A Preferred Stock outstanding.

Transactions with Austin T. McNamara and affiliated parties

Employment agreement

On September 1, 2001, we entered into an employment agreement with Austin T. McNamara, the former chairman of our board of directors, president and chief executive officer. The agreement was for an initial period of three years and automatically renewed for successive one-year periods. Mr. McNamara resigned as our employee in May 2006. Under the agreement, Mr. McNamara was entitled to a base salary of not less than $500,000 per year. In addition, Mr. McNamara was entitled to an annual bonus as determined by the compensation committee, with a target of 100% of his base salary based on the achievement of performance based milestones.

If Mr. McNamara was terminated without cause, then he would have been entitled to either 12 months of his base salary or any unpaid base salary for the entire remaining term of his employment agreement, whichever is greater. If Mr. McNamara was terminated or terminated his employment due to a change in control, he would have been entitled to the same above amount. In addition, all of his unvested options would have immediately vested in full. Change of control was defined to occur if any institution, other than Stonington or its affiliates, acquired greater than 50% of our voting stock, or greater than 30% of our voting stock and Stonington did not own at least 30% of the stock. Mr. McNamara is also subject to a confidentiality covenant, a covenant not to solicit any employee to leave our employ during the term of the agreement and one year thereafter and a covenant not to compete with us during the same time period.

Secured promissory notes

On February 1, 2005, we received a full-recourse promissory note from the McNamara Family Irrevocable Trust under agreement dated December 17, 2004, in the amount of $1,400,000. We believe the trust is controlled by Mr. McNamara and/or members of his immediate family. The note had an interest rate of 5.25% and the principal and interest were payable on the date we paid a dividend on our common stock. As collateral, The McNamara Family Irrevocable Trust under agreement dated December 17, 2004 pledged all of its common stock. The note, including all applicable interest due, was paid in full in February 2005.

On February 1, 2005, we received a full-recourse promissory note from Mr. McNamara in the amount of $1,225,000. The note had an interest rate of 5.25% and the principal and interest were payable on the date we paid a dividend on our common stock. As collateral, The McNamara Family Irrevocable Trust under agreement dated December 17, 2004 pledged all of its common stock. The note, including all applicable interest due, was paid in full in February 2005.

Management services agreement

On December 2, 1997, we entered into a Management Services Agreement with Mandarin Management Partners, Inc. The agreement provided for Mandarin Management Partners, Inc. to provide management consulting and business advisory services to us. As compensation for those services, we paid Mandarin Management Partners, Inc., and then Lighthouse Venture Group, to whom the agreement was assigned on December 31, 2001, a monthly fee equal to two percent of our adjusted gross sales. Under an oral agreement between Lighthouse Venture Group and us, Lighthouse Venture Group paid 50% of Mr. McNamara's salary and bonus through December 2005, and to the extent the our fees to Lighthouse Venture Group exceeded the amounts paid by Lighthouse Venture Group to Mr. McNamara for his salary and bonus, Lighthouse Venture Group remitted the additional amounts back to us, except for any amounts to cover expenses. The oral and written agreements with Lighthouse Venture Group terminated as of December 31, 2005. Lighthouse Venture Group is controlled by Mr. McNamara.

Long term liability arising from obligation to repurchase shares

In April 2002, we entered into an Investor's Rights Agreement with Mr. McNamara. Subsequently, trusts he established also became parties to the agreement. The Investor's Rights Agreement contained a repurchase obligation under which we are required to repurchase shares held by Mr. McNamara and the trusts.

Mr. McNamara resigned as our director and employee, which was accepted by our board of directors on May 18, 2006. Subsequent to Mr. McNamara's resignation, he and the trusts exercised their right for us to repurchase their common stock. Two independent appraisal firms were retained by each of us and Mr. McNamara, and returned valuations of $10.00 per share and $13.13 per share, respectively. Since the valuations differed by more than ten percent, a third firm was retained.

On October 18, 2006, we received the report of the third appraisal firm retained to value the shares subject to repurchase discussed above. That firm's fair market value of the 2.25 million shares was $26.86 million. Pursuant to the Investor's Rights Agreement, because the third valuation was closer to $29.54 million (which was total value based on $13.13 per share as determined by the valuation firm obtained by Mr. McNamara and his trusts) than $22.5 million (which was the total value based on $10.00 per share as determined by the valuation firm we obtained), we will compute the average of the $26.86 million and $29.54 million valuations in order to determine the repurchase price. The total repurchase will be equal to $28.2 million, or approximately $12.53 per share, for the 2.25 million shares owned by Mr. McNamara and the trusts.

The liability for shares subject to repurchase is subordinated by our Credit Agreement, which restricts payments on the liability for shares subject to repurchase to a maximum of $1.5 million in any fiscal year, not to exceed $5.0 million in the aggregate while the Credit Agreement is in place.

Transactions with Stonington Capital Appreciation 1994 Fund, L.P.

Management services agreement

On December 8, 2002 we entered into a Management Services Agreement with Stonington Partners, Inc., an affiliate of Stonington Capital Appreciation 1994 fund, L.P., our majority stockholder. The agreement calls for Stonington Partners, Inc. to provide management consulting and business advisory services to us. As compensation for these services, we pay Stonington Partners, Inc. an annual advisory fee of 1.5% of the amount invested by Stonington Capital Appreciation 1994 fund, L.P. into OMP, Inc. plus an allocation for overhead expenses. We have paid $400,000 to Stonington Partners, Inc. in each of 2003, 2004, and 2005 under this agreement. For the six months ended June 30, 2006 we have paid $200,000 to Stonington Partners Inc. under this agreement. The agreement automatically terminates on the completion of the first underwritten public offering of our common stock.

Merrill Lynch credit agreement

On January 28, 2005, we entered into a Credit Agreement with Merrill Lynch Capital. Pursuant to and in connection with the agreement we paid Stonington Partners, Inc., an affiliate of Stonington Capital Appreciation Fund, L.P., our majority stockholder, $1,000,000 for its assistance and consulting services relating to consummation of the Credit Agreement.

Series A preferred stock repurchase and dividend

Please see the description above under "Transactions with Zein Obagi, M.D. and affiliated parties—Series A preferred stock repurchase and dividend."

Employment agreements with management

Please see the section entitled "Management—Employment agreements."

Description of capital stock

The following description of our Capital Stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

Authorized capitalization

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Immediately following completion of this offering, an aggregate of             shares of common stock will be issued and outstanding and no shares of preferred stock issued and outstanding.

Common stock

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock are entitled to dividends when and as declared by our board of directors, subject to any preferential dividend rights that may be granted to holders of any preferred stock authorized and issued by our board of directors in the future.

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred stock

Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration rights

After completion of this offering, the holders of             shares of common stock will be entitled to rights to register these shares under the Securities Act of 1933. Under the terms of the Investors' Rights Agreements, holders of registrable securities under the Investors' Rights Agreement are entitled to notice of the registration and have the right, subject to the underwriters' limitation on the number of shares included in the registration, to include their registrable shares in the registration. Registrable securities includes any of our common stock held by Stonington Capital Appreciation 1994 Fund, LP, the Zein and Samar Obagi Family Trust or Austin T. McNamara (or the trusts he established). This requirement terminates if such stockholder is not deemed our affiliate under the Securities Act and owns less than 2% of our outstanding stock.

Additionally, holders of a majority of the outstanding registrable securities can require us to file up to three registration statements beginning six months after the closing of this offering. This requirement may be deferred up to 120 days if the board of directors determines that the registration would be detrimental to us and our stockholders and terminates upon the fifth anniversary of the offering. In addition, subject to certain limitations and a possible 60 day deferral by the board of directors, the holders of registrable securities can require us to file an unlimited number of registration statements on Form S-3. We have agreed to pay the expenses of the holders of registrable securities.

Anti-takeover effects of certain provisions of Delaware law and charter provisions

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

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prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

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on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and restated certificate of incorporation and bylaw provisions

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

Authorized but unissued or undesignated capital stock.    At the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock will be designated upon the closing of this offering. After this offering, we will have outstanding              shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized, unissued and undesignated preferred stock. The issuance and designation of shares of preferred stock pursuant to the board of directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special meetings of stockholders.    Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors.

No stockholder action by written consent.    Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

Notice procedures.    Our amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be received in writing by our Secretary not less than 90 or more than 120 days before the first anniversary of the date on which we first we mailed proxy materials for our previous year's annual stockholder meeting. The notice must include a brief description of the business desired to be brought before the meeting, the name and address of the stockholder proposing such business and the class and number of shares owned by such stockholder.

Limitation of director liability

Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

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for any breach of the director's duty of loyalty to us or our stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

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for any transaction from which the director derived an improper personal benefit.

Indemnification arrangements

Our amended and restated bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer agent and registrar

American Stock Transfer and Trust Company has been appointed as transfer agent and registrar for our common stock.

Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol OMPI.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have             shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of                           , 2006, and excludes             shares of our common stock authorized for issuance under our stock option plans, of which 652,130 shares were subject to outstanding options as of June 30, 2006, at a weighted average exercise price of $7.77 per share.

Of the outstanding shares, the             shares sold in this offering and any shares issued upon exercise of the underwriters' over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining             shares of common stock held by our affiliates will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of shares	Date

After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradable under Rule 144 (subject, in some cases to volume limitations) or Rule 144 (k).
After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradable under Rule 701 (subject, in some cases to repurchase by us and volume limitations).
After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be available for resale under Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering; or

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the average weekly trading volume of the common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Stock options

As of June 30, 2006, options to purchase a total of 652,130 shares of common stock were outstanding, of which 144,630 are currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issued or issuable under our stock option plans. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See "Management—Employee Benefit Plans."

Lock-up agreements

We, each of our officers and directors and holders of substantially all of our common stock, including any securities convertible into or exchangeable or exercisable for or repayable with common stock, and preferred stock have agreed, with certain limited exceptions, not to sell or otherwise dispose of any shares of our common stock or options to acquire shares of our common stock or take any action to do any of the foregoing during the 180-day period following the date of this prospectus. JPMorgan Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

Registration rights

Following this offering, under specified circumstances and subject to customary conditions, holders of             shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Thomas Weisel Partners LLC
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol OMPI.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Heller Ehrman LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP.

Experts

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the restatement of the 2004 and 2003 financial statements as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits and schedule filed therewith, at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Obagi Medical Products, Inc., that file electronically with the Securities and Exchange Commission.

We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

Index to consolidated financial statements

Report of independent registered public accounting firm	F-2
Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005 and 2004	F-3
Consolidated Statements of Income for the six months ended June 30, 2006 and 2005 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Stockholder's Equity (Deficit) and Comprehensive Income (Loss) for the six months ended June 30, 2006 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005 (unaudited) and for the years ended December 31, 2005, 2004 and 2003	F-6
Notes to Consolidated Financial Statements	F-8

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Obagi Medical Products, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Obagi Medical Products, Inc. and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated balance sheet at December 31, 2004 and related consolidated statements of income, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2004.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

September 12, 2006

Obagi Medical Products, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except share and per share amounts)

	June 30,	December 31,
	2006	2005	2004

	(unaudited)		(restated) (See Note 2)
Assets
Current assets
Cash and cash equivalents	$3,167	$3,367	$18,234
Accounts receivable, net of allowance for doubtful accounts and sales returns of $608 (unaudited), $501 and $392 as of June 30, 2006 and December 31, 2005 and 2004, respectively	9,843	11,104	7,821
Accounts receivable from related parties	1,312	1,145	881
Inventories, net	3,879	3,108	2,812
Deferred income taxes	917	917	959
Prepaid expenses and other current assets	2,311	2,019	1,212
Income taxes receivable	3,053	2,850	—

Total current assets	24,482	24,510	31,919
Property and equipment, net	4,292	2,925	1,220
Goodwill	4,629	4,629	4,629
Intangible assets, net	6,611	6,884	7,698
Deferred income taxes	1,603	1,603	2,047
Other assets	5,176	5,396	1,191

Total assets	$46,793	$45,947	$48,704

Liabilities, Manditorily Redeemable Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$5,686	$2,325	$3,274
Current portion of liability for shares subject to repurchase	1,500	—	—
Current portion of long-term debt	3,434	3,423	33
Accrued liabilities	2,302	3,160	2,505
Amounts due to related parties	65	205	268

Total current liabilities	12,987	9,113	6,080
Liability for shares subject to repurchase	21,000	—	—
Long-term debt	58,966	63,195	30

Total liabilities	92,953	72,308	6,110

Manditorily redeemable preferred stock, $.001 par value; 500,000 shares authorized, 0 (unaudited), 0 and 127,280 shares issued and outstanding at June 30, 2006 and December 31, 2005 and 2004, respectively	—	—	22,511
Commitments and contingencies (Note 11)
Stockholders' equity (deficit)
Common stock, $.001 par value; 35,000,000 shares authorized, 21,359,013 (unaudited), 21,351,093 and 21,241,609 shares issued and 21,359,013 (unaudited) , 21,351,093 and 19,425,983 shares outstanding at June 30, 2006 and December 31, 2005 and 2004, respectively	21	21	21
Additional paid-in capital	1,040	900	4,986
Accumulated earnings (deficit)	(24,689)	(27,263)	20,445
Treasury stock, at cost; 0 (unaudited), 0 and 1,815,626 shares at June 30, 2006 and December 31, 2005 and 2004, respectively	—	—	(5,447)
Repurchase obligation	(22,500)	—	—
Accumulated other comprehensive income (loss)	(32)	(19)	78

Total stockholders' equity (deficit)	(46,160)	(26,361)	20,083

Total liabilities, manditorily redeemable preferred stock and stockholders' equity (deficit)	$46,793	$45,947	$48,704

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.
Consolidated Statements of Income
(Dollars in thousands, except share and per share amounts)

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(----unaudited----)			(------restated------) (See Note 2)
Net sales	$35,926	$30,987	$64,941	$56,256	$49,261
Cost of sales	5,789	5,372	11,572	9,484	7,893

Gross profit	30,137	25,615	53,369	46,772	41,368
Selling, general and administrative expenses	22,703	14,394	32,285	25,377	23,338

Income from operations	7,434	11,221	21,084	21,395	18,030
Interest income	—	61	61	161	75
Interest expense	(3,123)	(2,745)	(6,146)	(20)	(145)
Gain on legal settlements	—	—	—	230	218

Income before provision for income taxes and minority interest in consolidated subsidiary net loss	4,311	8,537	14,999	21,766	18,178
Provision for income taxes	1,737	3,073	6,043	7,685	6,891

Net income before minority interest in consolidated subsidiary net loss	2,574	5,464	8,956	14,081	11,287
Minority interest in consolidated subsidiary net loss	—	—	—	—	42

Net income	$2,574	$5,464	$8,956	$14,081	$11,329

Dividends on manditorily redeemable preferred stock	—	(137)	(140)	(1,363)	(1,400)

Net income attributable to common stockholders	$2,574	$5,327	$8,816	$12,718	$9,929

Net income attributable to common shares:
Basic	$0.12	$0.26	$0.42	$0.66	$0.51

Diluted	$0.12	$0.25	$0.41	$0.61	$0.48

Weighted average common shares outstanding:
Basic	21,373,628	20,754,734	21,027,128	19,225,375	19,486,629
Diluted	21,401,024	21,264,439	21,319,500	20,785,335	20,945,077

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.
Consolidated Statements of Stockholders' Equity (Deficit) and
Comprehensive Income (Loss)
(Dollars in thousands, except share and per share amounts)

	Common stock				Treasury stock
			Additional paid-in capital	Accumulated earnings (deficit)					Accumulated other comprehensive income
							Repurchase obligation	Stockholder receivable
	Shares	Amount			Shares	Amount				Total

Balances, as of December 31, 2002 (As previously reported)	21,275,609	$21	$5,084	$(1,422)	—	$—	$—	$(200)	$9	$3,492
Restatement adjustment				(341)					(8)	(349)

Balances, as of December 31, 2002 (As restated, See Note 2)	21,275,609	21	5,084	(1,763)	—	—	—	(200)	1	3,143
Comprehensive income:
Translation adjustment, net of tax effect ($5)	—	—	—	—	—	—	—	—	8	8
Net income for the year ended December 31, 2003 (as restated)	—	—	—	11,329	—	—	—	—	—	11,329

Total comprehensive income										11,337
Repurchase of common stock	—	—	—	—	(2,508,626)	(7,526)	—	—	—	(7,526)
Issuance of common stock upon exercise of incentive stock options	2,000	—	2	—	900	3	—	—	—	5
Reduction of stockholder receivable in relief of liabilities otherwise payable	—	—	—	—	—	—	—	200	—	200
Conversion of redeemable preferred stock into common stock	—	—	—	(316)	315,750	947	—	—	—	631
Preferred stock dividends accrued ($11 and $5 per share for Series A and Series B, respectively)	—	—	—	(1,400)	—	—	—	—	—	(1,400)

Balances, as of December 31, 2003 (As restated, See Note 2)	21,277,609	21	5,086	7,850	(2,191,976)	(6,576)	—	—	9	6,390
Comprehensive income:
Translation adjustment, net of tax effect ($38)	—	—	—	—	—	—	—	—	69	69
Net income for the year ended December 31, 2004 (as restated)	—	—	—	14,081	—	—	—	—	—	14,081

Total comprehensive income										14,150
Cancellation of common stock	(36,000)	—	(180)	—	—	—	—	—	—	(180)
Issuance of common stock upon exercise of incentive stock options	—	—	—	(123)	60,600	182	—	—	—	59
Conversion of redeemable preferred stock into common stock	—	—	80	—	315,750	947	—	—	—	1,027
Preferred stock dividends accrued ($11 and $5 per share for Series A and Series B, respectively)	—	—	—	(1,363)	—	—	—	—	—	(1,363)

Balances, as of December 31, 2004 (As restated, See Note 2)	21,241,609	21	4,986	20,445	(1,815,626)	(5,447)	—	—	78	20,083
Comprehensive income:
Translation adjustment, net of tax effect ($3)	—	—	—	—	—	—	—	—	(97)	(97)
Net income for the year ended December 31, 2005	—	—	—	8,956	—	—	—	—	—	8,956

Total comprehensive income										8,859
Issuance of common stock upon exercise of stock options	—	—	(80)	(1,994)	1,603,360	4,810	—	—	—	2,736
Tax benefit from exercise of stock options	—	—	3,652	—	—	—	—	—	—	3,652
Preferred stock dividends accrued ($11 and $5 per share for Series A and Series B, respectively)	—	—	—	(140)	—	—	—	—	—	(140)
Common stock dividends paid ($3 per share)	—	—	(8,558)	(54,530)	—	—	—	—	—	(63,088)
Conversion of redeemable preferred stock into common stock	103,484	—	863	—	212,266	637	—	—	—	1,500
Issuance of common stock for services received	6,000	—	37	—	—	—	—	—	—	37

Balances, as of December 31, 2005	21,351,093	21	$ 900	(27,263)	—	—	—	—	(19)	(26,361)
Comprehensive income:
Translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(13)	(13)
Net income for the six months ended June 30, 2006 (unaudited)	—	—	—	2,574	—	—	—	—	—	2,574

Total comprehensive income (unaudited)										2,561
Issuance of common stock upon exercise of incentive stock options (unaudited)	7,920	—	9	—	—	—	—	—	—	9
Commitment to repurchase common stock (unaudited)	—	—	—	—	—	—	(22,500)	—	—	(22,500)
Stock compensation expense (unaudited)	—	—	131	—	—	—	—	—	—	131

Balances, as of June 30, 2006 (unaudited)	21,359,013	$21	$1,040	$(24,689)	—	$—	$(22,500)	$—	$(32)	$(46,160)

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands, except share and per share amounts)

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(---unaudited--)			(----restated---) (See Note 2)
Cash flows from operating activities
Net income	$2,574	$5,464	$8,956	$14,081	$11,329
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,118	971	2,090	1,339	1,351
Gain on legal settlements	—	—	—	(180)	(218)
Loss on disposal of property and equipment	—	—	—	—	36
Provision for doubtful accounts	62	91	128	36	42
Deferred income taxes	—	—	487	440	627
Issuance of common shares to outside directors	—	—	37	—	—
Stock compensation expense	131	—	—	—	—
Minority interest in consolidated subsidiary net loss	—	—	—	—	(42)
Tax benefit from exercise of stock options	—	3,652	3,652	—	—
Changes in operating assets and liabilities
Accounts receivable	1,199	(790)	(3,411)	(1,679)	(904)
Accounts receivable from related parties	(167)	(189)	(264)	109	(842)
Income taxes receivable	(203)	(3,298)	(2,850)	215	763
Inventories	(771)	(935)	(296)	(247)	(1,002)
Prepaid expenses and other current assets	(292)	(578)	(807)	(245)	(514)
Other assets	(129)	(757)	(1,929)	(41)	—
Accounts payable	3,361	(543)	(949)	1,183	(557)
Accrued liabilities	(858)	(793)	655	192	(821)
Amounts due to related parties	(140)	(29)	(63)	(145)	(175)

Net cash provided by operating activities	5,885	2,266	5,436	15,058	9,073

Cash flows from investing activities
Purchases of property and equipment	(1,609)	(302)	(2,040)	(930)	(143)
Purchase of licenses	—	—	—	(1,275)	(400)
Purchase of other intangible assets	(205)	(90)	(264)	(493)	—

Net cash used in investing activities	(1,814)	(392)	(2,304)	(2,698)	(543)

Cash flows from financing activities
Net repayments under line of credit	—	—	—	—	(100)
Principal payments on term loans	(4,250)	(1,750)	(3,500)	(1,875)	—
Principal payments on capital lease obligations	(17)	(4)	(13)	(9)	(5)
Proceeds from issuance of debt	—	70,000	70,000	—	—
Proceeds from exercise of stock options	9	2,736	2,736	59	5
Dividends to common stockholders	—	(63,088)	(63,088)	—	—
Dividends to preferred stockholders	—	(9,329)	(9,329)	—	—
Repurchase of common stock	—	—	—	—	(7,526)
Redemption of redeemable preferred stock	—	(11,822)	(11,822)	—	(1,003)
Debt issuance costs	—	(2,886)	(2,886)	(1,109)	—

Net cash used in financing activities	(4,258)	(16,143)	(17,902)	(2,934)	(8,629)

Effect of exchange rate changes on cash and cash equivalents	(13)	(94)	(97)	69	8
Net increase (decrease) in cash and cash equivalents	(200)	(14,363)	(14,867)	9,495	(91)
Cash and cash equivalents at beginning of year	3,367	18,234	18,234	8,739	8,830

The accompanying notes are an integral part of these consolidated financial statements.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(---unaudited--)			(----restated---) (See Note 2)
Cash and cash equivalents at end of year	$3,167	$3,871	$3,367	$18,234	$8,739

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized	$2,766	$2,421	$5,146	$8	$17

Income taxes, net of refunds	$1,940	$3,947	$4,858	$7,034	$5,500

Non-cash investing and financing activities
Capital lease obligations incurred	$47	$—	$68	$—	$50
Accrual of dividends on preferred stock	$—	$23	$26	$1,363	$1,400
Interest rate cap fair value adjustment	$10	$—	$—	$—	$—

During the years ended December 31, 2005, 2004 and 2003, the holder of the Series B preferred stock converted 9,065, 6,400 and 4,060 shares of Series B preferred stock, respectively, plus related cumulative and unpaid dividends, into 315,750 shares of common stock in each period.

During the year ended December 31, 2003, accrued liabilities of $200 were settled in exchange for the settlement of the then outstanding stockholder receivable balance of $200. Both amounts were payable to and due from the same party.

In May 2006, the Company committed to the purchase of 2,250,000 common shares from a former chairman of the board, president and chief executive officer of the Company, as well as trusts they established, resulting in an estimated liability for shares subject to repurchase of $22,500. See further discussion in the subsequent events footnote (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

Obagi Medical Products, Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts)

Note 1:    The Company

Obagi Medical Products, Inc. ("the Company") is a specialty pharmaceutical company focused on the aesthetic and skin health markets. The Company develops and commercializes prescription-based, topical skin health systems. The Company is incorporated under the laws of the state of Delaware. The Company has developed prescription-based skin health systems that improve the underlying health of patients' skin and enable physicians to treat a range of skin conditions, including premature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles. The Company's main product lines are prescription-based skin health systems that improve the efficacy of established prescription and over-the-counter, or OTC, therapeutic agents by enhancing the penetration of these agents across the skin barrier using proprietary technologies. In 2005, the Company launched a series of high potency vitamin C serums under the Obagi Professional-C brand, which represent an improved product line with more effective skin barrier penetration. This new product line replaces the Company's Vitamin C serum offerings under the Cffectives and Obagi-C brands that the Company introduced in 2000.

The Company markets its products through its own sales force throughout the United States, and through twelve distribution partners in 35 countries around the world including Canada, Europe, the Far East, the Middle East, Mexico, and South America. The Company also licenses certain non-prescription product concepts under the Obagi trademark to a large Japanese based pharmaceutical company for sale through consumer distribution channels in Japan.

Note 2:    Restatement of consolidated financial statements

The Company has restated its consolidated balance sheet at December 31, 2004 and its consolidated statements of income, its consolidated statements of stockholders' equity (deficit) and comprehensive income (loss) and its consolidated statements of cash flows for the fiscal years ended December 31, 2004 and 2003. Additionally, all affected amounts described in the Notes to the Consolidated Financial Statements have been restated.

In 2002, upon the issuance of Statement of Financial Accounting Standards ("SFAS") No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, the Company reassessed the useful lives of its previously recognized intangible assets and had concluded that its trademarks had an indefinite life and as a result, ceased amortization of the trademarks. The Company has now determined that it should not have ceased amortizing its trademarks and that its trademarks should have continued to be amortized over the period which the asset was expected to contribute directly or indirectly to the future cash flows of the Company. Accordingly, the accompanying consolidated financial statements presented for the years ended December 31, 2004 and 2003 and the accumulated deficit balance as of December 31, 2002 have been restated from amounts previously reported.

In 2001, the Company determined, based on materiality considerations, that OMP, Inc.'s (the Company's wholly owned subsidiary) 51% ownership of Obagi Singapore Pte. Ltd ("Obagi Singapore") did not meet the requirements for consolidating Obagi Singapore's financial results into OMP, Inc.'s consolidated financial statements. The Company has now determined that it should have consolidated the results of Obagi Singapore into OMP, Inc.'s consolidated financial statements. Accordingly, the accompanying consolidated financial statements presented for the years ended December 31, 2004 and 2003 and the accumulated deficit and accumulated other comprehensive income balances as of December 31, 2002 have been restated from amounts previously reported.

The income tax provision was adjusted for the impact of adjustments described in the preceding paragraphs.

The following is a summary of the effects of these restatements on the Company's consolidated financial statements:

	As of December 31, 2004
	As previously reported	As restated

Consolidated Balance Sheet:
Cash and cash equivalents	$18,209	$18,234
Prepaid expenses and other current assets	1,195	1,212
Deferred income taxes	2,578	3,006
Intangible assets, net	8,775	7,698
Total assets	49,311	48,704
Accounts payable	3,221	3,274
Current portion of long-term debt	9	33
Accrued liabilities	2,339	2,505
Total liabilities	5,867	6,110
Additional paid-in capital	4,547	4,986
Accumulated earnings	21,710	20,445
Accumulated other comprehensive income	102	78
Total stockholders' equity	$20,933	$20,083

	For the year ended December 31, 2004		For the year ended December 31, 2003
	As previously reported	As restated	As previously reported	As restated

Consolidated Statements of Income:
Net sales	$56,210	$56,256	$48,901	$49,261
Cost of sales	9,484	9,484	7,666	7,893
Gross profit	46,726	46,772	41,235	41,368
Selling, general and administrative expenses	25,008	25,377	22,724	23,338
Income from operations	21,718	21,395	18,511	18,030
Interest expense	(17)	(20)	(137)	(145)
Income before provision for income taxes and minority interest in consolidated subsidiary net loss	22,092	21,766	18,667	18,178
Provision for income taxes	7,832	7,685	7,032	6,891
Net income before minority interest in consolidated subsidiary net loss	14,260	14,081	11,635	11,287
Minority interest in consolidated subsidiary net loss	—	—	—	42
Net income	14,260	14,081	11,635	11,329
Net income attributable to common stockholders	12,897	12,718	10,235	9,929
Basic loss per share	$0.67	$0.66	$0.53	$0.51
Diluted loss per share	$0.62	$0.61	$0.49	$0.48

Consolidated Statements of Cash Flows:
Depreciation and amortization	$1,084	$1,339	$975	$1,351
Loss on disposal of property and equipment	—	—	13	36
Deferred income taxes	587	440	766	627
Minority interest in consolidated subsidiary net loss	—	—	—	(42)
Accounts receivable	(1,679)	(1,679)	(1,025)	(904)
Inventories	(247)	(247)	(1,045)	(1,002)
Prepaid expenses and other current assets	(30)	(245)	236	(514)
Accounts payable	1,220	1,183	(579)	(557)
Accrued liabilities	58	192	(735)	(821)
Net cash provided by operating activities	15,111	15,058	9,062	9,073
Principal payments on capital lease obligations	(9)	(9)	(2)	(5)
Net cash used in financing activities	(2,934)	(2,934)	(8,626)	(8,629)
Effect of exchange rate changes on cash and cash equivalents	79	69	14	8
Net increase (decrease) in cash and cash equivalents	9,497	9,495	(107)	(91)
Cash and cash equivalents at beginning of year	8,712	8,739	8,819	8,830
Cash and cash equivalents at end of year	$18,209	$18,234	$8,712	$8,739

Note 3:    Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Obagi Medical Products, Inc. and its wholly owned subsidiary, OMP, Inc. The consolidated financial statements of OMP, Inc. include the accounts of its wholly owned subsidiaries and its majority owned subsidiary, Obagi Singapore. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited interim information

The accompanying unaudited consolidated financial statements for the interim periods ended June 30, 2006 and 2005 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") and therefore, do not include all information and notes necessary for a fair statement of financial position, results of operations, and cash flows in conformity with accounting principles, generally accepted in the United States. In the opinion of management, the unaudited interim period consolidated financial statements include all adjustments, which consist of normal recurring adjustments, necessary for fair statement of the financial position, results of operations and cash flows. The unaudited interim period consolidated financial statements are not necessarily an indication of the results to be expected for the full fiscal year. All financial information as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 presented herein are unaudited.

Cash and cash equivalents

Cash equivalents include demand deposits and short-term investments with a maturity of three months or less when purchased.

The Company maintains its cash deposits at numerous banks located throughout the United States, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk. At June 30, 2006 and December 31, 2005 and 2004, cash on deposit was in excess of the federally insured limit of $100.

Accounts receivable

The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. Receivables are generally due within 30 days. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible. The Company estimates its allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of its customers. The Company estimates its allowance for doubtful accounts pursuant to sales returns based on the Company's historical rate of returns and current market conditions. To date, losses have been within the range of management's expectations.

Concentrations of credit risk, with respect to trade receivables, are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of June 30, 2006 and December 31, 2005, no single customer represented more than 10% of the net accounts receivable balance.

Inventories

Inventories consist of raw materials and finished goods purchased from third parties and are valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between cost of inventory and the estimated net realizable value. Inventory reserves are charged to cost of sales. The Company's estimated inventory reserve is provided for in the consolidated financial statements and has been within the range of management's expectations.

Impairment of long-lived assets

The Company periodically assesses potential impairments of its long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. When the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will assess the recoverability of the assets by estimating the future undiscounted operating cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not. To date, the Company has not recognized an impairment charge related to the write-down of long-lived assets.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, as follows:

Furniture and fixtures	3-5 years
Computer software and equipment	3 years
Lab and office equipment	3 years
Leasehold improvements	Lesser of useful life or term of lease
Capital lease (office equipment)	Lesser of useful life or term of lease

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Goodwill and other intangibles

Goodwill, which represents the excess of the purchase price over the fair value of identifiable net assets acquired, is no longer amortized as of January 1, 2002, in accordance with SFAS No. 142. SFAS No. 142 requires the Company to test goodwill for impairment on an annual basis and more frequently if there is reason to suspect that the value has been diminished or impaired, with any corresponding write-downs recognized as necessary.

SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth of the Company's business, the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

The Company has selected September 30 as the date on which it will perform its annual goodwill impairment test. Based on the Company's analysis, no impairment charges were recognized for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003.

Other intangible assets consist of trademarks, distribution rights, covenants not-to-compete, patents, customer lists, and proprietary formulations. Other intangible assets are amortized over the expected period of benefit using the straight-line method over the following lives: trademarks (twenty years); distribution rights (ten years); covenants not-to-compete (seven years); other intangible assets (three to seventeen years).

Intangible assets

At June 30, 2006 and December 31, 2005 and 2004, the carrying amounts and accumulated amortization of intangible assets is as follows:

	June 30, 2006			December 31, 2005			December 31, 2004
	Gross amount	Accumulated amortization	Net book value	Gross amount	Accumulated amortization	Net book value	Gross amount	Accumulated amortization	Net book value

		(unaudited)					(As restated—see Note 2)
Trademarks	$7,265	$(3,124)	$4,141	$7,265	$(2,944)	$4,321	$7,265	$(2,585)	$4,680
Distribution rights	1,082	(714)	368	1,082	(660)	422	1,082	(551)	531
Covenant not-to-compete	931	(732)	199	931	(665)	266	931	(532)	399
Licenses	1,775	(798)	977	1,675	(698)	977	1,675	(458)	1,217
Other intangible assets	2,955	(2,029)	926	2,849	(1,951)	898	2,585	(1,714)	871

	$14,008	$(7,397)	$6,611	$13,802	$(6,918)	$6,884	$13,538	$(5,840)	$7,698

Amortization expense related to all intangible assets, including certain amounts reflected in cost of sales, for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, was $479 (unaudited), $530 (unaudited), $1,078, $1,085 and $1,021, respectively.

Future estimated aggregate amortization expense for the next five years and thereafter is as follows:

Years ending December 31,
2006	$954
2007	948
2008	815
2009	755
2010	700
Thereafter	2,712

$6,884

Debt issuance costs

Direct costs incurred in connection with indebtedness agreements are capitalized as incurred and amortized on a straight line basis over the term of the related indebtedness, which approximates the effective interest method. At June 30, 2006 and December 31, 2005 and 2004, the Company has debt issuance costs of $3,056 (unaudited), $3,404 and $1,109, respectively, net of accumulated amortization of $958 (unaudited), $610, and $0, respectively. Debt issuance costs are included in other assets and represent fees and other costs incurred in connection with the Senior Secured Credit Facility entered into on January 28, 2005. In connection with this transaction, the Company incurred $2,886 in costs during fiscal year 2005.

Obagi Medical Products, Inc.

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except share and per share amounts)

Derivative financial instruments

In 2001, the Company adopted SFAS No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities and its related amendments. As a result of the adoption of SFAS No. 133, the Company recognizes derivative financial instruments, such as its interest rate cap contract, as either assets or liabilities in the consolidated financial statements at fair value.

The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings.

The Company enters into interest rate caps to manage its exposure to changes in interest rates. Interest rate caps also allow the Company to raise funds at floating rates and effectively cap the interest rate.

Income taxes

Income taxes are determined using an annual effective tax rate, which is generally less than the United States federal statutory rate, primarily because of lower tax rates in certain non-United States jurisdictions, and research and development tax credits available in the United States. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, along with net operating loss and credit carryforwards.

The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax benefits credited to stockholders' equity (deficit) relate to tax benefits associated with amounts that are deductible for income purposes but do not impact net income. These benefits are principally generated from employee exercises of non-qualified stock options.

Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments for disclosure purposes:

Cash and cash equivalents:    The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value due to the relatively short period to maturity of these instruments.

Short and long-term debt:    The carrying amounts of the Company's borrowings reported in the consolidated balance sheets approximate their fair value based on the Company's current incremental borrowing rates for similar types of borrowing arrangements, or since the floating rates change with market conditions.

Interest rate cap agreement:    The fair value of the interest rate cap agreement, as previously disclosed, is the amount at which it could be settled.

Liability for shares subject to repurchase:    The carrying amount of the Company's liability for shares subject to repurchase approximates its fair value as of June 30, 2006 based on the valuation methodology as required by the Investor's Rights Agreement. For further discussion, see the subsequent events footnote (Note 15).

Leases

The Company accounts for leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that the Company's leases be evaluated and classified as either operating leases or capital leases for financial reporting purposes. Minimum base rents for the Company's operating leases, which generally have scheduled rent increases over the term of the lease, are recorded on a straight-line basis over the lease term. The initial lease term includes the period from when the Company is given access and control over the lease property, whether or not rent payments are due under the terms of the lease.

For leases with renewal periods at the Company's option, the Company generally considers the lease term to comprise only of the initial lease term as exercise of the renewal options are not considered to be reasonably assured of exercise as determined at lease inception. However, if failure to exercise a renewal option imposes an economic penalty of sufficient magnitude to the Company, then the renewal, at inception, is reasonably assured and will be included in the determination of the appropriate lease term.

In certain instances, the Company disburses cash for leasehold improvements, furnishings, fixtures and equipment to renovate leased premises. If costs are paid directly by the landlord or reimbursed to the Company by the landlord, the Company records a deferred rent liability and amortizes the deferred rent liability over the lease term as a reduction to rent expense. In other instances, the Company may expend cash for landlord additions that the Company makes to lease premises that are reimbursed to the Company by the landlord. Based on the specifics of the leased space and the lease agreement, during the renovation period, amounts paid will be recorded as prepaid rent and any landlord reimbursement will be recorded as an offset to prepaid rent.

Treasury stock

The Company records treasury stock under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company records reissuances of treasury stock at the fair value of the underlying transactions. Differences between the fair value of the issuance and the cost basis of the treasury stock is recorded as either an adjustment to additional paid-in capital if the transaction results in a gain or accumulated earnings (deficit) if the transaction results in a loss.

Revenue recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104 ("SAB No. 104"), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collection is reasonably assured. The Company's shipment terms are FOB shipping point as outlined in its sales agreements.

The Company's domestic sales agreements do not provide for rights of return or price protection. However, the Company may approve returns on a case-by-case basis at its discretion. Based on the Company's historical experience, such returns generally approximate 1.5% of the Company's total gross sales. Certain international distribution agreements do provide for rights of return and price protection. Generally, such return rights are for a period of not more than 90 days after shipment. In accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, the Company continuously monitors and tracks product returns and records a provision for the estimated future amount of such future returns, based on historical experience and any notification received of pending returns. The allowance for future sales returns as of June 30, 2006 and December 31, 2005 and 2004 was $228 (unaudited), $182 and $201, respectively, and is recorded as a reduction to revenue. The Company does not grant any warranty provisions on its products. The Company provides for discounts and allowances based on historical experience at the time revenue is recognized as a reduction to revenue. To date, such provisions have approximated management's estimates.

The Company grants price protection rights to certain international distributors. Such price protection rights require the Company to pay the distributor if there is a reduction in the list price of the Company's products. Price protection payments would be required for the distributor's inventory on-hand or in-transit on the date of the price reduction, for a period not to exceed 90 days prior to the date of the price reduction. The Company has not recorded a liability in connection with such price protection rights as the Company has never reduced the list prices of its products.

In September 2002, the Company entered into a licensing agreement (as discussed in the royalty licensee arrangements footnote, Note 9) with an international distributor that specializes in the distribution and marketing of over-the-counter medical oriented products in the drug store and retail channels. The Company recognizes royalty revenue related to the licensing agreement based on the distributor's sale of related products. This royalty revenue is recognized as earned and is based upon a predetermined rate within the licensing agreement.

Included in revenues are fees charged to customers for shipping and handling. Such revenues amounted to $814 (unaudited), $525 (unaudited), $1,220, $943 and $845 for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, respectively. Shipping and handling costs incurred in a sales transaction to ship products to customers are included as a component of cost of sales.

Advertising costs

Advertising costs are expensed the first time the advertising takes place. Advertising and promotion costs incurred for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003 were approximately, $100 (unaudited), $720 (unaudited), $1,143, $1,151 and $205, respectively. Advertising costs are recorded as a component of selling, general and administrative expenses.

Foreign currency translation

The financial statements of subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Revenue and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are recorded in comprehensive income (loss), a separate component of stockholders' equity (deficit). Such adjustments amounted to an unrealized loss of $13 (unaudited) for the six months ended June 30, 2006 and an unrealized gain of $8 (unaudited), $5, $69 and $8 for the six months ended June 30, 2005 and for the years ended December 31, 2005, 2004 and 2003, respectively. During the year ended December 31, 2005, the Company disposed of certain of its wholly owned, non-operating, subsidiaries outside of the United States. As a result, the comprehensive income related to foreign currency translation was recognized as a gain in the accompanying consolidated financial statements. The total gain recognized was $111, $102 of which related to foreign currency translation during the year ended December 31, 2005.

Product development

Product development activities have historically focused on improving the efficacy of existing pharmaceutical ingredients by enhancing penetration. These activities primarily consist of formulation, chemistry and analytical manufacturing controls and stability work. Product development expenses include, among other things, wages and benefits, raw materials and supplies, facilities, outside professionals and professional service provider fees. Clinical trials and certain support functions in preparing protocols, reports and other regulatory documents are performed by scientific consultants and third-party contract research organizations. Product development costs are expensed as incurred and are included in selling, general and administrative expenses. For the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, product development expenses were approximately $3,259 (unaudited), $1,342 (unaudited), $3,262, $1,569 and $1,985, respectively.

Stock-based compensation

Prior to the January 1, 2006 adoption of Financial Accounting Standards Board ("FASB") Statement No. 123 (revised 2004) ("SFAS No. 123R"), Share-Based Payment, the Company

accounted for grants of options to employees to purchase its common stock using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees, and FASB Interpretation FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation. As permitted by SFAS No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, and as amended by SFAS No. 148 ("SFAS No. 148"), Accounting for Stock-Based Compensation-Transition and Disclosure, the Company had chosen to continue to account for such option grants under APB No. 25 and provide the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

Effective January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method, and as a result, did not retroactively adjust results from prior periods. Under this transition method, stock-based compensation was recognized for: (i) expense related to the remaining unvested portion of all stock option awards granted during the one year period preceding the Company's initial public offering, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (ii) expense related to all stock option awards granted on or subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with Staff Accounting Bulletin No. 107 ("SAB No. 107"), Share-Based Payment, the remaining unvested options issued by the Company prior to the one year period preceding the initial public offering are not included in the SFAS No. 123R option pool as such options were valued using the minimum value method. As a result, unless subsequently modified, repurchased or cancelled, such unvested options will not be included in stock-based compensation. The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees. The resulting compensation expense is recognized on a straight-line basis over the requisite service period, which equals the option vesting term of three years.

Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on the Company's historical experience and future expectations. Prior to the adoption of SFAS No. 123R, the effect of forfeitures on the pro forma expense amounts was recognized as the forfeitures occurred.

As a result of adopting SFAS No. 123R, the impact to the Consolidated Statement of Income for the six months ended June 30, 2006 on income before income taxes and net income was $131 (unaudited) and $79 (unaudited), respectively, and does not have a material effect on basic and diluted earnings per share, respectively. In addition, prior to the adoption of SFAS No. 123R, the Company presented the tax benefit resulting from the exercise of stock options as operating cash inflows in the Consolidated Statements of Cash Flows. Upon the adoption of SFAS No. 123R, the excess tax benefits for those options are classified as financing cash inflows.

Had compensation expense for the Company's option grants been determined based on their fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income per common share for the six months ended June 30, 2005 and for the years ended December 31, 2005, 2004 and 2003 would have been decreased to the adjusted pro forma amounts indicated below:

	Six months ended June 30,	Year ended December 31,
	2005	2005	2004	2003

	(unaudited)		(----restated----) (See Note 2)
Net income attributed to common shares
As reported	$5,327	$8,816	$12,718	$9,929
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(73)	(166)	(114)	(114)

Adjusted	$5,254	$8,650	$12,604	$9,815

Basic earnings per common share:
As reported	$.26	$.42	$.66	$.51
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	(.01)	(.01)	—	(.01)

Adjusted	$.25	$.41	$.66	$.50

Diluted earnings per share:
As reported	$.25	$.41	$.61	$.48
Equity-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income attributed to common shares if the fair value method had been applied	—	—	—	(.01)

Adjusted	$.25	$.41	$.61	$.47

For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the six months ended

June 30, 2005 and for the year ended December 31, 2005 (no options were granted during the years ended December 31, 2004 and 2003):

	Six months ended June 30, 2005	Year ended December 31, 2005

Expected stock price volatility	0.0%	16.9%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	4.3%	4.3%
Expected life of options	6.0 years	6.0 years

For fiscal year 2005, expected stock price volatility is based on a combined weighted average expected stock price volatility of three publicly traded peer companies deemed to be similar entities whose share or option prices are publicly available. Until such time that the Company has enough historical data, it will continue to rely on peer companies' volatility and will ensure that the selected peer companies are still appropriate. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant with an equivalent remaining term. The Company has paid dividends only once in the past and does not currently plan to pay dividends in the near future. The expected term was derived under the "simplified" method provided in SAB No. 107.

Prior to the one-year period preceding the anticipated initial public offering, the Company used the minimum value method to determine fair value of option grants.

The aggregate intrinsic value for options outstanding at June 30, 2006 was $1,556 (unaudited), of which all were exercisable. This amount changes based on the estimated fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2006 was $71 (unaudited). As of June 30, 2006, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $531 (unaudited), which is expected to be recognized over a weighted average period of approximately 2.18 years. Aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company's estimated stock price on June 30, 2006 and the exercise price, multiplied by the number of the in-the-money options) that would have been received by the option holders had all the option holders exercised their options on June 30, 2006.

During the year ended December 31, 2005, the Company issued stock options to certain employees. Given the absence of an active market for the Company's common stock, the board of directors were required to estimate the fair value of its common stock at the time of each option grant for purposes of determining stock-based compensation expense. The board of directors granted employees stock options during 2005 at exercise prices ranging from $7.00 per share in March 2005 to $12.00 per share in October 2005. As the exercise price was determined to be equal to or greater than the fair value of the underlying common stock on the date of each grant, the Company did not recognize stock-based compensation expense for the options granted in 2005.

In connection with the preparation of the consolidated financial statements, the Company reassessed the fair value of its employee stock options granted during 2005. In making this reassessment, the Company considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This reassessment included the completion of retrospective valuations performed by an independent appraisal firm as of February 2005 and October 2005, the dates options were granted in 2005. Considering in part, the retrospective valuations performed by the independent appraisal firm and other information available to the Company, concluded that the fair value of the Company's stock at March 2005 and October 2005 was equal to or greater than the fair value of the underlying common stock on the date of each grant.

Information regarding the Company's stock option grants, net of forfeitures, to our employees and non-employee members of the board of directors and advisory board for 2005 and 2006 is summarized below:

	Number of shares subject to option grant	Exercise price per share	Deemed fair market value per share

March 2005	345,000	$7.00	$6.14
October 2005	212,500	$9.00	$6.14
October 2005	50,000	$12.00	$6.14

Earnings per common share ("EPS")

The Company accounts for earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common share equivalents are excluded from the computation if their effect is anti-dilutive. There are no common share equivalents excluded for anti-dilutive effects for the periods presented below. The Company's common share equivalents consist of stock options issued under the Company's Stock Option Plan as well as mandatory redeemable convertible preferred stock.

Basic and diluted earnings per common share were calculated using the following units for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003:

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(-----unaudited-----)
Weighted average shares outstanding-basic	21,373,628	20,754,734	21,027,128	19,225,375	19,486,629
Effect of dilutive stock options	27,396	193,953	108,976	1,060,452	643,551
Effect of dilutive mandatorily redeemable covertible preferred stock	—	315,752	183,396	499,508	814,897

Weighted average shares outstanding-diluted	21,401,024	21,264,439	21,319,500	20,785,335	20,945,077

For the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005 and 2003, diluted earnings per share does not include the impact of common stock options then outstanding of 630,150 (unaudited), 599,694 (unaudited), 969,575, and 268,520, respectively, as the effect of their inclusion would be anti-dilutive.

New accounting pronouncements

During October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") with respect to EITF Issue No. 04-10 ("EITF 04-10"), Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds, which clarifies the guidance in paragraph 19 of SFAS No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information. According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The effective date of EITF 04-10 is applicable for fiscal years ending after September 15, 2005. The adoption of EITF 04-10 did not have an impact on the Company's segment analysis.

In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The provisions of SFAS No. 123R, as supplemented by SAB No. 107, are effective no later than the beginning of the next fiscal year that begins after June 15, 2005. The Company adopted the new requirements using the modified prospective transition method in the first quarter of fiscal 2006, and as a result, did not retroactively adjust results from prior periods.

Under this transition method, compensation expense associated with stock options recognized in the first quarter of fiscal 2006 includes: (i) expense related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) expense related to all stock option awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company applies the Black-Scholes valuation model in determining the fair value of share-based payments to employees, which is then amortized on a straight-line basis over the requisite service period. As a result of adopting SFAS No. 123R, the impact to the Consolidated Statement of Income for the year ended December 31, 2006 on income before income taxes is approximately $262 (unaudited) and does not have a material effect on basic and diluted earnings per share.

In December 2004, the FASB issued SFAS No. 153 ("SFAS No 153"), Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29 ("APB No. 29"), Accounting for Nonmonetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. This standard is effective as of December 31, 2005. The adoption of SFAS No. 153 did not have a material impact on the Company's consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This statement clarified the term conditional asset retirement obligation and is effective for the Company's fourth quarter ending December 31, 2005. Adoption of FIN 47 did not have an impact on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154 ("SFAS No. 154"), Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. SFAS No. 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. The Company began applying the provisions of this statement during the fourth quarter of 2005.

Obagi Medical Products, Inc.

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except share and per share amounts)

In February 2006, the EITF issued EITF No. 06-3 ("EITF No. 06-3"), How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF 06-3 requires disclosures surrounding a company's accounting policy (i.e. gross or net presentation) regarding presentation of taxes within the scope of EITF No. 06-3. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. EITF 06-3 is effective for the first annual or interim reporting period beginning after December 15, 2006. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company is currently evaluating the impact of adopting EITF No. 06-3.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48.

In September 2006, FASB issued SFAS No. 157 ("SFAS No. 157"), Fair Value Measurements. This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of SFAS No. 157 will have on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108 ("SAB No. 108"), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company is currently evaluating the impact, if any, that SAB No. 108 may have on the Company's results of operations or financial position.

Note 4:    Composition of certain financial statement captions

	June 30,	December 31,
	2006	2005	2004

	(unaudited)
Inventories, net
Raw materials	$1,347	$1,309	$929
Finished goods	2,995	2,236	2,199

	4,342	3,545	3,128
Less reserve for inventories	(463)	(437)	(316)

	$3,879	$3,108	$2,812

	June 30,	December 31,
	2006	2005	2004

	(unaudited)
Property and equipment
Furniture and fixtures	$754	$675	$663
Computer software and equipment	1,734	1,557	1,031
Lab and office equipment	428	400	395
Leasehold improvements	1,175	1,034	628
Capital lease (office equipment)	256	209	141
Construction in progress	2,810	1,624	534

	7,157	5,499	3,392
Less accumulated depreciation and amortization	(2,865)	(2,574)	(2,172)

	$4,292	$2,925	$1,220

Depreciation expense for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, was $291 (unaudited), $160 (unaudited), $402, $254 and $330, respectively. At June 30, 2006 and December 31, 2005 and 2004, accumulated depreciation for fixed assets under capital lease was $138 (unaudited), $121 and $106, respectively. Interest costs that were capitalized into construction in progress totaled $157 (unaudited), $13 (unaudited) and $70 for the six months ended June 30, 2006 and 2005 and for the year ended December 31, 2005, respectively.

	June 30,	December 31,
	2006	2005	2004

	(unaudited)
Accrued liabilities
Salaries and related benefits	$1,478	$1,801	$1,055
Interest payable	182	260	—
Professional fees	60	98	484
Other	582	1,001	966

	$2,302	$3,160	$2,505

Note 5:    Line of credit, notes payable and capital lease obligations

Notes payable and capital lease obligations consist of the following at June 30, 2006 and December 31, 2005 and 2004:

	June 30,	December 31,
	2006	2005	2004

	(unaudited)
Senior Secured Credit Facility
Term A	$15,000	$17,000	$—
Term B	47,250	49,500	—
Capital lease obligations	150	118	63

	62,400	66,618	63
Less current maturities	(3,434)	(3,423)	(33)

	$58,966	$63,195	$30

On January 28, 2005, the Company entered into an $80,000 Senior Secured Credit Facility (the "Facility"). The Facility is structured with two term loans and a revolving line of credit. The term loans include: (i) $20,000 in principal borrowings under Senior Secured Term Loan A (the "Term Loan A") maturing January 28, 2010; and (ii) $50,000 in principal borrowings under Senior Secured Term Loan B (the "Term Loan B") maturing January 1, 2011. The Senior Secured Revolving Credit Facility (the "Revolver") provides availability up to $10,000 for working capital needs. Borrowings under this Facility are collateralized by a first lien on all of the assets of the Company. The Company pays an unused line fee of 0.5% monthly on the unused balance of the Revolver. There was no outstanding balance on the Revolver as of June 30, 2006 and December 31, 2005. The availability of the Revolver is based upon a multiple of 3.25 times the Company's EBITDA less outstanding debt. As of June 30, 2006 and December 31, 2005, the availability of the Revolver was approximately $0 (unaudited) and $6,767, respectively.

Loans under the Facility bear variable interest based on a margin, at the Company's option, over prime rate or LIBOR. The margins applicable to portions of amounts borrowed vary depending on the Company's consolidated Debt to EBITDA Ratio. As of June 30, 2006 and December 31, 2005, the applicable margins were 2.25% and 2.50% for prime rate borrowings and 3.75% and 4.00% for LIBOR borrowings, for Term Loan A and Term Loan B, respectively. As of June 30, 2006, Term Loan A was bearing interest at LIBOR of 9.01% and Term Loan B was bearing interest at both LIBOR and prime rate of 9.26% and 10.5%, respectively. As of December 31, 2005, both Term Loan A and Term Loan B were bearing interest at LIBOR of 8.12% and 8.37%, respectively. The weighted-average interest rate for borrowings under this Facility was 8.70% and 8.50% as of June 30, 2006 and December 31, 2005, respectively. Interest expense incurred attributable to this Facility for the six months ended June 30, 2006 and 2005, and for the year ended December 31, 2005 was $2,707 (unaudited), $2,417 (unaudited) and $5,435, respectively.

The Facility contains certain financial and non-financial covenants. Such non-financial covenants include certain limitations on annual capital expenditures and use of proceeds from the issuance of debt and equity securities, and prohibit the Company from making dividend distributions. The financial covenants contained in the agreement include, among other provisions, maintaining a minimum EBITDA, a maximum Debt to EBITDA Ratio and a minimum Fixed Charge Ratio. As of June 30, 2006 and December 31, 2005, the maximum Debt to EBITDA requirement was 2.75 and 3.00, respectively, and the minimum Fixed Charge Ratio was 1.20 and 1.10, respectively. The Company was in compliance with all financial and non-financial covenants as of December 31, 2005. Subsequent to year end, the Company was not in compliance with its financial reports covenant, requiring delivery of audited financial statements within 90 days after the end of the fiscal year. As of June 30, 2006, the Company was not in compliance with the minimum EBITDA, maximum Debt to EBITDA Ratio and the minimum Fixed Charge Ratio covenants. Subsequent to June 30, 2006, the Company obtained a waiver of its prior covenant violations. In addition, the Company and the lenders of the Facility modified the Facility agreement to modify the calculation of EBITDA and Total Debt used in the covenant calculations on a prospective basis. The Company believes that it will be in compliance with all debt covenants as of September 30, 2006 and December 31, 2006.

Under the terms of the Facility, the Company is subject to mandatory principal prepayments equal to 50% or 75% of Consolidated Excess Cash Flow, as defined in the Facility, based on the Company's Debt to EBITDA ratio. In addition, the Company is required to remit 100% of net proceeds from debt or equity offerings. As of June 30, 2006 and December 31, 2005, the Company has made no mandatory principal prepayments.

The total annual maturities of long-term debt and capital lease obligations as of December 31, 2005 are as follows:

	Long-term debt	Capital leases

Years ending December 31,
2006	$3,375	$59
2007	4,500	29
2008	4,500	22
2009	5,250	15
2010	37,000	9
Thereafter	11,875	—

	$66,500	134

Less amount representing future interest cost		(16)

		$118

Interest rate cap

In March 2005, the Company entered into a LIBOR interest rate cap agreement as an economic hedge against Facility borrowings. The interest rate is capped at 6.0% on a decreasing notional amount starting at $35,000 decreasing to approximately $34,038. The agreement expires on January 1, 2008. The interest rate cap is recognized on the Consolidated Balance Sheet at its fair market value and any change in fair value is reported in interest expense. As of June 30, 2006 and December 31, 2005, the fair value of the interest rate cap was approximately $29 (unaudited) and $19, respectively.

Note 6:    Common stock and mandatorily redeemable preferred stock

In 2003, the Company repurchased 2,508,626 shares of its common stock from several of its existing stockholders at a price of $3.00 per share. The Company recorded the repurchases as treasury stock utilizing the cost method since the Company intends to reissue such shares in the future. During 2005 and 2004, the Company reissued the treasury shares as a result of the exercise of stock options and the conversion of Series B mandatorily redeemable preferred stock into common stock. For the six months ended June 30, 2006, no options were granted by the Company.

At December 31, 2004, mandatorily redeemable preferred stock consisted of Series A and Series B, $.001 par value. The Company is authorized to issue 146,200 and 40,000 shares of Series A and Series B mandatorily redeemable preferred shares, respectively. Series A preferred stock is not convertible, is nonvoting and the holder is entitled to cumulative dividends at a rate of 11% of the original issue price per share per annum at the end of each quarter. The Series A preferred stock has a liquidation preference of its original issue price of $100 per share and any amount equal to declared or accrued but unpaid dividends. Series B mandatorily redeemable preferred stock is convertible, nonvoting and the holder is entitled to cumulative dividends at a rate of 5% of the original issue price per share per annum at the end of each quarter beginning September 30, 2002. The Series B mandatorily redeemable preferred stock has a liquidation preference of its original issue price of $100 per share and any amount equal to declared or accrued but unpaid dividends.

Information relating to the redeemable preferred stock for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Shares			Amounts
	Series A	Series B	Total	Series A	Series B	Total

Balance, December 31, 2002	124,575	19,525	144,100	$19,423	$2,986	$22,409
Stock repurchase	(6,360)	—	(6,360)	(1,003)	—	(1,003)
Conversion of Series B to common stock	—	(4,060)	(4,060)	—	(631)	(631)
Accrued preferred stock dividends	—	—	—	1,313	87	1,400

Balance, December 31, 2003	118,215	15,465	133,680	19,733	2,442	22,175
Conversion of Series B to common stock	—	(6,400)	(6,400)	—	(1,027)	(1,027)
Accrued preferred stock dividends	—	—	—	1,304	59	1,363

Balance, December 31, 2004	118,215	9,065	127,280	21,037	1,474	22,511
Stock repurchase	(118,215)	—	(118,215)	(21,151)	—	(21,151)
Conversion of Series B to common stock	—	(9,065)	(9,065)	—	(1,500)	(1,500)
Accrued preferred stock dividends	—	—	—	114	26	140

Balance, December 31, 2005	—	—	—	$—	$—	$—

The Company may, at its election, redeem the shares of Series A and Series B preferred stock at a redemption price equal to the liquidation preference plus the amount of all accrued and unpaid dividends. Shares of Series A and Series B were required to be redeemed by the Company upon the earlier of: (i) the close of the Company's sale of its common stock in a public offering, (ii) the liquidation, dissolution or winding up of the Company, and (iii) the acquisition of the Company by another entity under certain terms. The Company has not accreted the mandatorily redeemable preferred stock to its redemption value due to the uncertainty of such redemption events occurring. The shares of Series A preferred stock were redeemable at a sum equal to $100 per share plus all unpaid dividends on such shares. The Series B preferred stock were redeemable at a sum equal to $100 per share, all unpaid dividends on such shares, and a premium of $50.42 per share.

On February 10, 2005, the Company redeemed $11,822, or 100%, of the then outstanding Series A preferred stock and paid the holders of such stock $9,329, or 100%, of the Series A preferred stock dividend that had accrued since the date of issuance (December 1997) through the date of redemption. The remaining 9,065 outstanding preferred shares of Series B convertible preferred stock were converted into 315,752 shares of common stock in August 2005.

In December 2005, the Company recorded compensation expense of $37 related to the issuance of 6,000 shares of restricted common stock to two new board members for consideration of these individuals joining the board. The compensation expense and related additional paid-in-capital was recorded at the fair market value at the time of grant. The Company determined the fair market value of its common stock after board of director and management consideration of a number of objective and subjective factors.

Note 7:    Income taxes

The current and deferred provision for federal, state and foreign income taxes consists of the following:

	Year ended December 31,
	2005	2004	2003

Current
Federal	$4,358	$6,329	$5,078
State	1,198	916	876
Foreign	—	—	310

	5,556	7,245	6,264

Deferred
Federal	384	421	364
State	103	19	263

	487	440	627

	$6,043	$7,685	$6,891

The provision for income taxes differs from the amount that would result from applying the federal statutory rate to pre-tax income for the years ended December 31 as follows:

	Year ended December 31,
	2005	2004	2003

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	5.7%	2.8%	4.1%
Foreign provision	—	—	1.7%
Other	(0.4)%	(2.4)%	(2.8)%

	40.3%	35.4%	38.0%

The significant components of the net deferred tax assets and liabilities at December 31 are as follows:

	December 31,
	2005	2004

Deferred tax assets
Financial statement reserves	$381	$300
State taxes	170	47
Depreciation and amortization	996	1,446
Trademark expenses	217	240
Compensation expense	498	540
Prepaid royalty	487	487
Foreign operating loss	45	42
Other	67	69

	2,861	3,171
Deferred tax liabilities
Prepaid expenses	(296)	(123)

Net deferred tax assets	2,565	3,048
Less valuation allowance	(45)	(42)

	$2,520	$3,006

The Company recorded a deferred tax asset of $45 and $42 related to the net operating loss carryover of its majority owned subsidiary, Obagi Singapore, as of December 31, 2005 and 2004, respectively. A full valuation allowance was provided for the loss carryover as the Company believes that it is more likely than not that this deferred tax asset will not be realized.

The Company was audited by the Internal Revenue Service ("IRS") for the 2002 and 2004 tax years. During 2004, as a result of a favorable determination made by the IRS, the Company recognized an additional tax benefit of $985 related to federal and California Research and Development credits.

Obagi Medical Products, Inc.

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except share and per share amounts)

Note 8:    Concentrations of credit risk and significant customers

For the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, no single customer accounted for 10% or more of the Company's net revenues.

The Company currently has no internal manufacturing capabilities and outsources all of its product manufacturing. Additionally, the Company does not have long term contracts with most of these third-party manufacturers. Although there are a limited number of third-party manufacturers, management believes that other suppliers could provide similar services on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

The Company currently has limited internal research and development capabilities and primarily outsources its product research and development to third-party research labs. Although there are a limited number of third-party research labs, management believes that other labs could provide similar services on comparable terms. A change in providers, however, could cause a delay in the Company's ability to develop and deliver products on a timely and competitive basis, which could affect operating results adversely.

Note 9:    Royalty licensee agreements

All of the Company's products are marketed under the name "Obagi" and other marketed brands. The Company owns the registered trademark and trade name "Obagi." In December 2002, the Company entered into a new license agreement, replacing a previous agreement, with Dr. Obagi, the Company's former medical director and board member and one of its current principal stockholders (refer to Note 10). As part of the new agreement, Dr. Obagi is to receive an annual payment in an amount equal to $200 plus a royalty of 5% of the net sales of two nonprescription product line concepts, if and to the extent, that such lines are developed, marketed and sold. The payments and royalties for any year are not to exceed $500. In addition, according to the new agreement, the Company must provide Dr. Obagi with the ability to purchase products in connection with his own private practice, at a discount equal to the maximum discount that the Company provides to independent third-party customers. For the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, no sales of such nonprescription product lines were made; accordingly, no royalty payments were required. Additionally, the annual payment is expensed as incurred and costs have been included as a component of cost of sales. As of June 30, 2006 and December 31, 2005 and 2004, the Company did not owe Dr. Obagi any amounts due under the agreement. As of December 2, 2005, this licensing agreement had expired.

Pursuant to the Patent License Agreement dated June 26, 2003 with a third party, the Company has licensed four interlocking method and formulation patents in exchange for a non-refundable fee in the amount of $200 for the first year, and an additional $100 payable on each of the first and second anniversaries of this agreement. The agreement also calls for the Company to pay royalties in the amount of (i) 5% of the net sales of products sold in a territory covered by the licensed patents and (ii) 3.5% of net sales of products manufactured in a territory covered by the licensed patents and sold in a territory not covered by the licensed patents. Such royalties are to be paid on a quarterly basis. For the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005 and 2004, related royalties of $92 (unaudited), $79 (unaudited), $122 and $31, have been included as a component of cost of sales, respectively. The initial term of this agreement is three years and is renewable annually at the option of the Company provided the Company makes an annual non-refundable renewal fee in the amount of $100. The Patent License Agreement may terminate at the licensor's option upon merger or acquisition of the Company and may be cancelled by either party upon default.

In March 2004, as part of an agreement with a third-party international licensor, the Company received an ongoing, non-exclusive right to market and sell any and all products marketed under the "Obagi" brand containing a specific range of Kinetin concentration, limited to existing channels of trade in Japan. Under the terms of the license agreement with the same party, the Company's license rights are valid until the last of the related patents expire in December 2014. In exchange for this right, the Company paid, on April 2, 2004, an initial payment of $1,250, net of cash receipts in the amount of $250 from a sublicensing arrangement with an international distributor in Japan. In addition, the Company will pay royalties up to an additional maximum amount of $500 based on future sales in Japan of such skincare products. Pursuant to this agreement, the Company recorded the initial net payment as an intangible asset and is amortizing such costs on a straight line basis over the license period. During the six months ended June 30, 2006 and 2005, and the years ended December 31, 2005 and 2004, the Company recognized $53 (unaudited), $53 (unaudited), $106 and $122, in amortization expense, respectively. Such amounts are included as a component of cost of sales. Royalty payments are expensed as incurred and have amounted to $51 (unaudited), $46 (unaudited), $43 and $7 for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005 and 2004, respectively.

Note 10:    Related-party transactions

Dr. Zein Obagi, M.D.

On December 17, 2002, the Company entered into an amended and restated employment agreement with Zein Obagi, M.D., the Company's former executive medical director and board member and one of its current principal stockholders. The employment agreement was effective until December 2, 2005 or upon triggering of the termination provisions of the agreement. Unless either party notified the other in writing, the term of the agreement was automatically extended by successive one-year terms. Under the agreement, Dr. Obagi was entitled to a base salary of $330 per year subject to an increase as determined by the Company's compensation committee. In addition, Dr. Obagi was entitled to an incentive bonus of up to $225 as determined by the Company's compensation committee. The compensation committee based its determination on Dr. Obagi's success of specific activities within his control and other Company-wide measures. The Company gave Dr. Obagi notice of termination in 2005 as required by the agreement. Subsequently, the agreement was extended until June 30, 2006.

Under the agreement, if Dr. Obagi was terminated for cause, he would receive no severance. If Dr. Obagi was terminated without cause upon 30 days' prior written notice, then he would have been entitled to his then existing base salary for the entire period remaining on the term of his employment agreement and certain rights with respect to his stock. If Dr. Obagi terminated his employment upon 90 days' prior written notice, he would have been entitled to 90 days' salary.

Dr. Obagi is also a prominent physician in the medical community and was granted the right to purchase products from the Company at a discount equal to the maximum discount offered to the Company's unrelated customers. In addition to his primary medical practice in Beverly Hills, California, Dr. Obagi is also a 75% owner of two other dermatology clinics, Chinese Obagi Corporation and Vietnamese Obagi Corporation (the "Clinics"), that purchase product from the Company. These Clinics are located in Southern California and cater to the local Chinese and Vietnamese communities. Other than the common ownership interest by Dr. Obagi, the Company is otherwise unrelated to these two corporations.

In 2005, the Company began negotiations with an affiliate of Dr. Obagi to lease space for a marketing and training center (the "Center"). The space under negotiation is located in a property owned by the affiliate of Dr. Obagi. In conjunction with these negotiations which were ongoing as of December 31, 2005, the Company began renovations on the space. As of December 31, 2005, amounts included in Prepaid expenses and other current assets and Other assets totaled $115 and $1,040, respectively. Amounts capitalized as construction in progress totaled $852 as of December 31, 2005. Subsequent to December 31, 2005, the Company entered into a lease agreement and a letter agreement with this affiliate as discussed in the subsequent events footnote (Note 15), making an advance to this affiliate on future rent. As of June 30, 2006, amounts included in Prepaid expenses and other current assets and Other assets totaled $184 and $735, respectively. Amounts capitalized as construction in progress totaled $1,429 as of June 30, 2006.

Cellogique Corporation

Dr. Obagi is also a 58% beneficial shareholder in Cellogique Corporation ("Cellogique"), one of the Company's largest international distribution partners. On November 10, 2005, the Company entered into a new Distribution Agreement with Cellogique. The agreement granted Cellogique the exclusive right to promote, market, sell, distribute and sub-distribute certain specified products to customers within the Middle East. The agreement includes discounts off of the distributors' base price based on volume purchases, and certain advertising and promotional activities. Such discounts may at times exceed 58% of the distributors' base price listing. The agreement is for a term of 12 years effective January 1, 2006. Prior to the new agreement, the agreement had the option to renew in perpetuity.

Prior to the November 2005 agreement, Cellogique was under a Product Distribution Agreement, which had a term of 30 months and was renewable each two years thereafter. Under this superseded agreement, Cellogique received product discounts off of United States doctor list prices based on volume purchases. The agreement granted Cellogique the exclusive right to promote, market, sell, distribute and sub-distribute certain specified products to customers within the Middle East.

Total sales made to Dr. Obagi, Cellogique, and the Clinics, and the related cost of sales for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003 are included in the Company's consolidated statements of operations and are as follows:

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(---unaudited---)			(----restated----)

Sales, net of discounts	$1,719	$1,327	$2,569	$2,531	$2,648
Costs of sales	281	270	551	523	482

Austin T. McNamara

On September 1, 2001, the Company entered into an employment agreement with Austin T. McNamara, former chairman of the board, president and chief executive officer. The agreement was for an initial period of three years and automatically renewed for successive one-year periods. Under the agreement, Mr. McNamara was entitled to a base salary of not less than $500 per year. In addition, Mr. McNamara was entitled to an annual bonus as determined by the compensation committee, with a target of 100% of his base salary based on the achievement of performance-based milestones.

If Mr. McNamara was terminated without cause or due to change in control, then he would have been entitled to either 12 months of his base salary or any unpaid base salary for the entire remaining term of his employment agreement, whichever is greater. In addition, all of his unvested options would have immediately vested in full. Change of control was defined to occur if any institution, other than Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington Fund"), a principal stockholder, or its affiliates, acquired greater than 50% of the Company's voting stock, or greater than 30% of the Company's voting stock and Stonington Fund did not own at least 30% of the stock. Mr. McNamara is also subject to a confidentiality covenant, a covenant not to solicit any employee to leave the Company's employment during the term of the agreement and one year thereafter, and a covenant not-to-compete with the Company during the same time period.

On December 2, 1997, the Company entered into a Management Services Agreement with Mandarin Management Partners, Inc. ("Mandarin Partners"). The agreement provided for Mandarin Partners to provide management consulting and business advisory services to the Company. As compensation for those services, the Company paid Mandarin Partners, and then Lighthouse Venture Group ("LVG"), to whom the agreement was assigned on December 31, 2001, a monthly fee equal to two percent of the Company's adjusted gross sales. Under an oral agreement between LVG and the Company, LVG paid 50% of Mr. McNamara's salary and bonus through December 2005, and to the extent the Company's fees to LVG exceeded the amounts paid by LVG to Mr. McNamara for his salary and bonus, LVG remitted the additional amounts back to the Company, except for amounts to cover expenses. For the six months ended June 30, 2005 and for the years ended December 31, 2005, 2004 and 2003, the Company made payments to LVG in the amounts of $142 (unaudited), $300, $556 and $587, respectively, which are included in selling, general and administrative expenses. The oral and written agreements with LVG terminated as of December 31, 2005. LVG is controlled by Mr. McNamara.

Mr. McNamara resigned on May 18, 2006 as discussed further in the subsequent events footnote (Note 15).

Combined amounts due from LVG for reimbursement of certain expenses and Dr. Obagi, Mr. McNamara, Cellogique and the Clinics for product purchases at June 30, 2006 and December 31, 2005 and 2004 are reflected in receivables due from related parties in the accompanying consolidated Balance Sheets as follows:

	June 30,	December 31,
	2006	2005	2004

	(unaudited)
Due from Dr. Obagi	$288	$182	$134
Due from Cellogique	698	609	642
Due from China Obagi Corporation	48	26	20
Due from Vietnam Obagi Corporation	10	8	59
Due from Austin McNamara	—	52	—
Due from LVG	268	268	26

	$1,312	$1,145	$881

Stonington Capital Appreciation 1994 Fund, L.P.

In December 2002, the Company entered into a management services agreement ("Services Agreement") with Stonington Partners, Inc. ("Stonington"), an affiliate of Stonington Fund, our majority stockholder. The agreement calls for Stonington to provide management with consulting and business advisory services. As compensation for these services, the Company pays

Stonington an annual fee equal to 1.5% of its capital invested in the Company plus expenses for services provided in the 2003 and 2002 fiscal years, and is renewable annually thereafter. The agreement automatically terminates on the completion of the first underwritten public offering of common stock. For the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, fees plus expenses totaled approximately $200 (unaudited), $200 (unaudited), $400, $400, and $400, respectively, and are included as a component of selling, general and administrative expenses. In addition, the Company paid an affiliate of Stonington two installments of $500, in December 2004 and January 2005, for consulting services associated with obtaining the $80,000 Senior Secured Credit Facilities. These payments were capitalized as debt issuance costs and are included in Other assets in the accompanying Consolidated Balance Sheets.

Amounts payable to Dr. Obagi for any bonus, annual payment or royalties and interest, and to Mr. McNamara and other stockholders and their affiliates for management fees and other services as of June 30, 2006 and December 31, 2005 and 2004 are reflected in the accompanying Consolidated Balance Sheets as amounts due to related parties as follows:

	June 30,	December 31,
	2006	2005	2004

	(unaudited)
Dr. Obagi	$—	$205	$242
Stonington	65	—	—
Management fees under the Management Agreement and the Services Agreement	—	—	26

	$65	$205	$268

During February 2005, the Company repurchased all of its outstanding Series A mandatorily redeemable preferred stock for approximately $11,822 and paid the related accrued dividends of approximately $9,329. Dr. Obagi and Stonington received approximately $3,288 and $17,863 for 18,375 and 99,840 shares of Series A preferred stock and the related accrued dividends, respectively.

During February 2005, the Company declared and paid a $3 per share common stock dividend, totaling approximately $63,088, in cash. A substantial portion of the common stock dividend was paid to Stonington, Dr. Obagi, and Mr. McNamara for approximately $38,924, $15,142, and $6,750, respectively.

In February 2005, one officer of the Company issued a note for $15 and LVG issued notes for $1,225 and $1,400 to the Company to exercise their vested options. These full-recourse notes were repaid in full later in February 2005.

Note 11:    Commitments and contingencies

Lease commitments

The Company leases some of its facilities and equipment under operating leases. Some of the leases require payment of property taxes and include rent escalation clauses. Future minimum operating lease commitments under non-cancelable leases are as follows as of December 31, 2005:

Operating leases

Year ending December 31,
2006	$626
2007	612
2008	381

Total minimum payments required	$1,619

Rent expense for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, was approximately $241 (unaudited), $232 (unaudited), $494, $418 and $363, respectively. The Company records sublease rental income as an offset to rent expense. Sublease rental income for the years ended December 31, 2004 and 2003 was approximately $520 and $504, respectively.

Indemnifications

The Company is a party to a variety of agreements entered into in the ordinary course of business pursuant to which it may be obligated to indemnify the other parties for certain liabilities that arise out of or relate to the subject matter of the agreements. Some of the agreements entered into by the Company require it to indemnify the other party against losses due to property damage including environmental contamination, personal injury, failure to comply with applicable laws, the Company's negligence or willful misconduct, or breach of representations and warranties and covenants.

The Company provides for indemnification of directors, officers and other persons in accordance with limited liability agreements, certificates of incorporation, bylaws, articles of association or similar organizational documents, as the case may be. The Company maintains directors' and officers' insurance which should enable the Company to recover a portion of any future amounts paid.

While the Company's future obligations under certain agreements may contain limitations on liability for indemnification, other agreements do not contain such limitations and under such agreements it is not possible to predict the maximum potential amount of future payments due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, no payments have been made under any of these indemnities.

Employment agreements

The Company has entered into employment agreements with certain of its management employees which require annual gross salary payments which range from $400 to $500 per annum. The employment agreements range from a period of three to five years and include a provision for annual bonuses based on specific performance criteria. In the event that such key management employees are terminated without cause, the Company is contractually obligated to pay from 18 months up to the remaining balance due on the employment contracts.

The following is a schedule of the Company's future minimum annual payments under such employment agreements as of December 31, 2005:

Years ending December 31,
2006	$733
2007	400
2008	67

$1,200

Litigation

On March 8, 2006, Mr. McNamara, former chairman of the board, president and chief executive officer, filed a charge of discrimination against the Company with the California Department of Fair Employment and Housing ("DFEH"). Mr. McNamara alleges that the Company demoted, harassed and otherwise discriminated against him due to his purported physical disability and medical condition. Mr. McNamara requested an immediate right-to-sue notice. On March 20, 2006, the DFEH closed its case. The DFEH did not conduct an investigation or make a determination on the merits of the complaint. Mr. McNamara has the right to file a discrimination lawsuit in a state court action within one year of the DFEH's letter closing its case. While Mr. McNamara did not allege a specific amount of damages, the remedies available under California law include compensatory, emotional distress and punitive damages, as well as attorneys' fees and potential injunctive relief.

Mr. McNamara has also threatened to file a wage claim with the California Labor Commissioner, though we are not aware of him actually filing the claim. Mr. McNamara alleges that the Company has not paid all wages, bonuses, and severance owed to him. Mr. McNamara served as the chief executive officer from September 2001 until July 2005, and as president from September 2001 until March 2005. He also served on the Company's board of directors and as chairman from September 2001 until May 2006. The Company intends to vigorously defend itself against Mr. McNamara's claims and cannot determine the outcome of these matters at this time.

On March 27, 2006, the District Court awarded a former employee and a former director and principal stockholder of the Company's majority owned subsidiary, Obagi Singapore, a final judgment of $89, which includes interest at a rate of 6% per annum from the date of service to the date of the counterclaim, and court costs. As of June 30, 2006, the Company has recorded a liability payable to the former employee and the former director and principal stockholder amounting to $89.

From time to time, the Company is involved in litigation and other legal matters in the normal course of business. Management does not believe that the outcome of any current matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 12:    Stock options

The 1997 Stock Option/Stock Issuance Plan (the "Plan") provided for the grant of options to purchase common stock to employees, consultants, and directors. The Plan included incentive stock options ("ISOs") and nonqualified stock options ("NSOs"). The maximum number of shares of common stock that were allowed to be issued over the term of the Plan was not to exceed 900,000 shares of the Company's common stock. In March 2001, the Board of Directors amended the Plan to discontinue further option grants under the Plan. At June 30, 2006 and December 31, 2005, due to the aforementioned discontinuance of further option grants under the Plan, 601,470 shares are no longer available for the granting of additional options.

Under the option grant program, the exercise price per share for ISOs shall be no less than 100% of the fair market value per share as determined by the Board of Directors on the grant date. The exercise price per share for NSOs shall be no less than 85% of the fair market value per share as determined by the Board of Directors on the grant date. For ISOs and NSOs, the exercise price per share shall be no less than 110% of the fair market value per share as determined by the Board of Directors on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company. The right to exercise ISOs and NSOs vests at a rate in accordance with the individual stock option agreements. The vesting period of options granted under this plan typically ranges from one to four years. Options expire within a period of not more than ten years from the grant date. ISOs granted to an employee, who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, expire within a period of not more than five years from the grant date.

In November 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the "2000 Plan"). The terms of the 2000 Plan are consistent with those of the 1997 Stock Option/Stock Issuance Plan, except that the maximum number of shares of common stock that may be issued over the term of the 2000 Plan shall not exceed 450,000 shares of the Company's common stock. In addition, the maximum number of shares of common stock issued to any person under the 2000 Plan in any calendar year shall not exceed 180,000 shares. In September 2001, the Board of Directors amended the 2000 Plan to increase the maximum number of shares of common stock that may be issued over the term of the 2000 Plan to 2,500,000 shares. The vesting period of options granted under this plan typically ranges from one to five years. Options expire within a period of not more than ten years from the grant date.

In November 2005, the Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"). The 2005 Plan provides for the grant of ISOs and NSOs to employees, consultants and directors. The maximum number of shares of common stock that are allowed to be issued over the term of the 2005 Plan is not to exceed 1,000,000 shares of the Company's common stock.

Pursuant to the 2005 Plan, the exercise price per share for both ISOs and NSOs shall not be less than 100% of the fair market value per share of the Company's common stock on the grant date. The exercise price per share for both ISOs and NSOs may not be less than 110% of the fair market value of the Company's common stock on the grant date for an individual who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of the Company's stock. The right to exercise the ISOs and the NSOs vests at a rate in accordance with the individual stock option agreements. The vesting period of the options granted under this plan typically ranges from one to three years. Options expire within a period of not more than ten years from the grant date. ISOs granted to an employee, who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, expire within a period of not more than five years from the grant date.

A total of 3,500,000 shares have been authorized for issuance under the 2000 Plan and the 2005 Plan (the "Plans"). Of the shares that have been authorized for issuance, 1,954,230 (unaudited) and 1,946,310 shares have been issued for options which have been exercised as of June 30, 2006 and December 31, 2005, respectively, and 652,130 (unaudited) and 670,050 shares have been reserved for options that are outstanding as of June 30, 2006 and December 31, 2005, respectively. At June 30, 2006 and December 31, 2005, 1,201,170 (unaudited) and 1,191,170 shares are available for the granting of additional options.

The Company granted 617,500 options during the year ended December 31, 2005, of which, 10,000 were subsequently cancelled, and 0 (unaudited) options during the six-month period ended June 30, 2006. Given the absence of an active market for the Company's common stock, the board of directors determined the fair value of its common stock at the time of each option grant. Subsequent to December 31, 2005, the Company obtained retrospective valuations from an unrelated third-party valuation specialist. The estimated fair values determined by the valuation specialist were higher for each grant than the Company's estimated fair values. Therefore the Company has not adjusted its consolidated financial statements based upon the retrospective valuations obtained. The details of the option grants are given in the table below:

Option grant date	Option shares granted	Per share exercise price	Initial valuation method	Reassessed fair market value per share	Reassessment valuation method

March 1, 2005	350,000	$7.00	Contemporaneous—Internal related party	$6.14	Retrospective—Unrelated valuation specialist
October 31, 2005	217,500	$9.00	Contemporaneous—Internal related party	$6.14	Retrospective—Unrelated valuation specialist
October 31, 2005	50,000	$12.00	Contemporaneous—Internal related party	$6.14	Retrospective—Unrelated valuation specialist

A summary of the option activity under the Plans is as follows:

	Shares	Weighted average exercise price per share

Outstanding at December 31, 2002	1,766,250	$1.75
Granted	—	—
Exercised	(2,900)	1.08
Canceled	(30,550)	3.47

Outstanding at December 31, 2003	1,732,800	$1.72
Granted	—	—
Exercised	(60,600)	0.96
Canceled	(13,500)	2.18

Outstanding at December 31, 2004	1,658,700	$1.75
Granted	617,500	8.11
Exercised	(1,603,360)	1.71
Canceled	(2,790)	5.06

Outstanding at December 31, 2005	670,050	$7.69
Granted (unaudited)	—	—
Exercised (unaudited)	(7,920)	1.08
Canceled (unaudited)	(10,000)	8.00

Outstanding at June 30, 2006 (unaudited)	652,130	$7.77

Exercisable at December 31, 2003	679,640	$1.08

Exercisable at December 31, 2004	1,597,346	$1.75

Exercisable at December 31, 2005	53,943	$6.18

Exercisable at June 30, 2006 (unaudited)	144,630	$6.41

A summary of options outstanding and exercisable as of June 30, 2006 and December 31, 2005 are as follows:

	Options outstanding			Options exercisable
Range of exercise price per share	Number of shares outstanding at June 30, 2006	Weighted average per share exercise price	Weighted average remaining life (years)	Number of shares exercisable at June 30, 2006	Weighted average exercise price

	(unaudited)			(unaudited)
$0.56 to $1.08	31,980	$1.00	5.49	16,980	$1.01
$7.00 to $8.33	357,650	$7.05	8.52	127,650	$7.13
$9.00 to $12.00	262,500	$9.57	9.34	—	$—

	652,130	$7.77	8.70	144,630	$6.41

Obagi Medical Products, Inc.

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands, except share and per share amounts)

	Options outstanding			Options exercisable
Range of exercise price per share	Number of shares outstanding at December 31, 2005	Weighted average per share exercise price	Weighted average remaining life (years)	Number of shares exercisable at December 31, 2005	Weighted average exercise price

$0.56 to $1.08	39,900	$1.02	5.63	9,900	$1.08
$7.00 to $8.33	362,650	$7.05	9.02	44,043	$7.32
$9.00 to $12.00	267,500	$9.56	9.83	—	$—

	670,050	$7.69	9.14	53,943	$6.18

Note 13:    Segments

SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company operates its business on the basis of two reportable segments (i) skin health and (ii) licensing. The skin health segment produces a broad range of topical skin health systems and products that enable physicians to treat a range of skin conditions, including pre-mature aging, photo-damage, hyperpigmentation, acne and soft tissue deficits, such as fine lines and wrinkles. The licensing segment includes revenues generated from licensing arrangements with international distributors that specialize in the distribution and marketing of over-the-counter medical oriented products in the drug store, retail and aesthetic spa channels.

Management evaluates its segments on a revenue and gross profit basis, which is presented below. The United States information is presented separately as the Company's headquarters reside in the United States, and United States sales represented 81.7% (unaudited), 79.7% (unaudited), 81.4%, 80.2% and 78.0% of total consolidated net sales for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, respectively. No other country or single customer generates over 10% of total Company consolidated net sales.

All of the Company's long-lived assets are located in the United States. The Company does not disaggregate assets on a segment basis for internal management reporting and, therefore, such information is not presented.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(---unaudited---)			(----restated----)
Net sales by segment
Skin health	$34,093	$29,209	$61,539	$52,772	$45,923
Licensing	1,833	1,778	3,402	3,484	3,338

Net sales	$35,926	$30,987	$64,941	$56,256	$49,261

Gross profit by segment
Skin health	$28,409	$23,936	$50,117	$43,417	$38,155
Licensing	1,728	1,679	3,252	3,355	3,213

Gross profit	$30,137	$25,615	$53,369	$46,772	$41,368

Geographic information
United States	$29,365	$24,691	$52,883	$45,129	$38,405
International	6,561	6,296	12,058	11,127	10,856

Net sales	$35,926	$30,987	$64,941	$56,256	$49,261

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003

	(---unaudited---)			(----restated----)
Net sales by product line
Skin health
Nu-Derm	$25,129	$22,797	$46,609	$40,567	$37,749
Vitamin C	5,140	3,787	8,438	6,974	2,831
Other	3,824	2,625	6,492	5,231	5,343

Total	34,093	29,209	61,539	52,772	45,923
Licensing	1,833	1,778	3,402	3,484	3,338

Total net sales	$35,926	$30,987	$64,941	$56,256	$49,261

Note 14:    401(k) plan

On February 1, 1999, the Company established an employee savings and retirement plan and a 401(k) defined contribution retirement plan, covering substantially all full-time employees. The Company matches 25% of employee contributions up to 6% of employee compensation. The Company may also make, at the discretion of the board of directors, additional contributions subject to statutory limits. Beginning in April 2006, the Company matches 100% of employee contributions up to 2% of employee compensation. The Company contributed approximately $52 (unaudited), $13 (unaudited), $42, $51 and $37 for the six months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003, respectively.

Administrative expenses paid on behalf of the plan were nominal for each of the respective years.

Note 15:    Subsequent events

Option and Product License Agreement

In January 2006, the Company entered into an Option and Product License Agreement with a third party to license certain technology, in exchange for a non-refundable fee in the amount of $250, with an additional $250 payable within 15 days of confirming successful clinical results. For the first product developed under this agreement, an additional license payment of $250 is payable upon the product becoming commercially available for distribution with another $250 due in the subsequent quarter to that event. For each additional product developed, an additional license payment of $250 is due up to a maximum $1,000 for all products developed. The agreement also calls for the Company to pay royalties in the amount of (i) 8% of the net sales of products sold in a territory covered by the licensed patents and (ii) the Company shall pay a minimum annual payment equal of $1,000 in year one, for all subsequent years the Company is required to pay the greater of $500, or 90%, of the prior year royalty payments. Such royalties are to be paid on a quarterly basis. In addition to the royalties, the Company shall also pay one time milestone payments based upon achieving certain levels of net sales. The term of this agreement is for the life of the patent. The patent application for the licensed technology is currently pending. The Option and Product License Agreement may terminate at the licensor's option upon the Company's failure to meet commercially reasonable development benchmarks. Pursuant to this agreement, the Company will record the initial payment of $250 recorded in Other assets. Royalty payments will be expensed as incurred. As of June 30, 2006, the Company paid the initial payment of $250 as required by the agreement; no other payments have been made.

Product out-licensing

On January 18, 2006, the Company entered into an agreement with a diversified Japanese consumer products and services company, an unrelated third party, which also owns and operates a large chain of aesthetic spas in Japan. Under the agreement, this Japanese company will market and sell over-the-counter product systems under the "Obagi" brand, both for in-office use in facial procedures and take-home product kits in the spa channel. The Company receives a royalty based upon the number of units manufactured.

Debt compliance

On March 31, 2006, the Company was not in compliance with its financial reports covenant, requiring audited financial statements within 90 days after the end of the fiscal year. A waiver was obtained by the Company.

On June 30, 2006, the Company was not in compliance with its minimum EBITDA, maximum Debt to EBITDA Ratio and minimum Fixed Charge Ratio covenants. A waiver was obtained by the Company.

Letter of credit agreements

On May 18, 2006, the Company provided an irrevocable standby letter of credit to the Florida Department of Health in the amount of $100, which may be drawn upon to satisfy any unpaid administrative fines or penalties. This letter of credit expires on May 17, 2007 and may be renewed for a period of one year.

On May 23, 2006, the Company provided an irrevocable standby letter of credit to the California State Board of Pharmacy in the amount of $100, to serve as a security device for the performance of the Company of its obligations under the Business and Professions Code. This letter of credit expires on May 22, 2007.

Resignation of Austin McNamara

In April 2002, the Company entered into an Investor's Rights Agreement with Austin McNamara, former chairman of the board, president and chief executive officer. Subsequently, trusts he established also became parties to the agreement. The Investor's Rights Agreement contained a repurchase obligation by which the Company was required to repurchase shares held by Mr. McNamara and his trusts, at a defined fair market value if exercised under the provisions contained in the Investor's Rights Agreement. As defined in the Investor's Rights Agreement, the fair market value would be determined by two independent appraisal firms, with each party retaining their own independent appraisal firm. If the values differ by more than ten percent between the two, a third appraisal firm would be selected by the two independent appraisal firms to perform a third valuation. The final determination of fair market value would be the average of the two closest valuations out of the three.

Mr. McNamara resigned as director and employee of the Company, which was accepted by the board of directors on May 18, 2006. Subsequent to Mr. McNamara's resignation, he and his trusts, exercised their right to have the Company repurchase their common stock. The two independent appraisal firms that were retained returned valuations of $10.00 and $13.13. Since the valuations differ by more than ten percent, a third firm is being retained. The outcome of this valuation is not known at the time of this report. The Company only had the ability to review and discuss the methodology and basis for the valuation of the independent appraisal firm that it retained. Based on that review, the Company considered the valuation of its independent appraisal firm, $10.00, to be reasonable estimate of share value. Based on the number of shares owned by Mr. McNamara and his trusts, and the estimated fair market value per share as determined by the Company's independent appraisal firm, the Company currently estimates the liability to repurchase Mr. McNamara's and his trusts shares is $22,500. The Company has recorded a liability for shares subject to repurchase of $22,500 as of May 2006. However, the final liability under this obligation will be adjusted to reflect the final liability after the third valuation is obtained, which most likely will be an amount different from the $22,500. The liability for shares subject to repurchase will accrue interest at Prime plus 2.5%.

The liability for shares subject to repurchase is subordinated by the Senior Secured Credit Facility, which restricts payments on the liability for shares subject to repurchase to a maximum of $1,500 in any fiscal year, not to exceed $5,000 in the aggregate while the Senior Secured Credit Facility is in place.

2006 Services agreement

On June 29, 2006, the Company entered into an agreement with Zein E. Obagi, MD Inc. ("Obagi, Inc."), Dr. Obagi, Samar Obagi, the Zein and Samar Obagi Family Trust and Skin Health Properties, Inc ("SHP, Inc."). The agreement provides that Dr. Obagi (and his affiliates that entered into the agreement, including Obagi, Inc.) and/or SHP, Inc. (an entity controlled by Dr. Obagi and his affiliates) will promote and provide services to support the marketing of the Company's products, including oversight of the property the Company is leasing in Beverly Hills, California. Additionally, Dr. Obagi (and his affiliates that entered into the agreement) will be available to advise and assist the Company in the formulation and clinical testing of new products on a retainer basis, and he will also provide training and/or education seminars on a fee basis and participate in at least one clinical study per year. The Company has agreed to pay Obagi, Inc. an annual retainer of $570 for the advising and formulating services and the marketing and support services described above, as well as for Dr. Obagi's agreement to chair an annual Obagi Skin Health Alumni Symposium and up to two clinical advisory meetings per year. In addition, the Company has agreed to pay Obagi, Inc. an annual fee of $200, for the first two years of the agreement for the development of Proderm products, a line of skincare products. At the end of the two years, the Company has an option to continue sell Proderm products, in which case the Company will pay Obagi, Inc. an annual royalty payment of the greater of $200, or 5%, of the Company's net Proderm revenues. The Company will also pay Obagi, Inc. royalty fees for developing other products identified in the agreement equal to 5% of the Company's net revenues from sales of those products. The Company has agreed to pay additional fees and expenses for training and educational services under the agreement. In addition, the Company has agreed to reimburse up to 50% of all invoiced commercially reasonable marketing design and development expenses associated with the opening of the property in Beverly Hills, not to exceed $100.

The Company has also agreed to indemnify Dr. Obagi and his affiliates for any claims against the Company's products, or any claims arising out of the Company's acts or omissions or any breach of warranties given by the Company contained in the agreement.

Under the agreement, the Company has been granted a perpetual, royalty-free, non-exclusive license to all accounts, customer lists and other customer information and data (subject to federal and state privacy laws) regarding Obagi, Inc.'s patients, as well as a non-exclusive license to use and reproduce the marketing materials produced by Obagi, Inc. and/or SHP, Inc.

The Company granted to Obagi, Inc. and/or SHP, Inc. a limited, non-exclusive, irrevocable license for the use of certain of the Company's trademarks, as well as a non-exclusive license to use and reproduce the marketing materials designated by the Company from time to time for the promotion and marketing services being provided under the agreement.

Under the agreement, the maximum discount that the Company provides to independent third-party physicians in the United States will apply to all products distributed by the Company that are supplied by the Company to Obagi, Inc. and/or SHP, Inc. in connection with the promotion and marketing services under the agreement, as well as those supplied to Obagi, Inc. in connection with Dr. Obagi's practice within the United States.

Unless otherwise terminated in accordance with its terms, the agreement's initial term is five years, and it may be renewed for additional terms upon the mutual consent of the parties upon six months' written notice prior to the end of the initial term.

2006 Separation and release agreement

In connection with the 2006 Services Agreement with Dr. Obagi described above, the Company entered into a separation and release agreement, which contains non-competition provisions, with Dr. Obagi effective as of June 29, 2006. Under the agreement, Dr. Obagi agreed not to directly or indirectly compete with the Company for a five year period. In connection with the agreement, the Company agreed to pay Dr. Obagi $368.

2006 Lease agreement and letter agreement

In connection with the 2006 Services Agreement with Dr. Obagi described above, the Company entered into a lease agreement for the Beverly Hills property described above and letter agreement with SHP, Inc. as landlord dated June 29, 2006. The lease has a term of five years beginning August 1, 2006 and can be extended or terminated earlier under the terms of the lease. The base rent under the lease is $87 per year, and will be raised at a rate of 3.5% per year thereafter.

The Company also entered into a letter agreement in connection with the lease with SHP, Inc., dated June 29, 2006, that relates to leasehold improvements and prepayment of rent. Under the letter agreement, SHP, Inc. acknowledges that the Company has paid $2,197 in respect of leasehold improvements and prepayment of rent under the lease and the Company will not be required to pay any additional amounts.

Indemnification agreements

On September 1, 2006, the Company entered into indemnification agreements with each of its directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Severance agreements

On September 1, 2006, the Company entered into severance agreements with four of our executive officers. The severance agreements provide that if one of these officers employment with us is terminated within 12 months following a change of control without cause or by the officer with good reason, the officer will be entitled, upon execution of a release in a form acceptable to us, an amount equal to 100% of the officer's then current annual base salary, payable over 12 consecutive months.

Modification of Senior Secured Credit Facility

On September 6, 2006, the Company entered into an Amendment to the Senior Secured Credit Facility. Pursuant to the Amendment, the calculation of EBITDA and Total Debt used in the covenant calculations were modified. As a result of the modification, the Company believes it will satisfy all of its financial and non financial covenants in the future.

Share repurchase valuation

On October 18, 2006, the Company received the report of the third appraisal firm retained to value the shares subject to repurchase discussed above. That firm's fair market value of the 2.25 million shares was $26.86 million. Pursuant to the Investor's Rights Agreement, because the third valuation was closer to $29.54 million (which was total value based on $13.13 per share as determined by the valuation firm obtained by Mr. McNamara and his trusts) than $22.5 million (which was the total value based on $10.00 per share as determined by the valuation firm the Company obtained), the Company will compute the average of the $26.86 million and $29.54 million valuations in order to determine the repurchase price. The total repurchase will be equal to $28.2 million, or approximately $12.53 per share, for the 2.25 million shares owned by Mr. McNamara and the trusts.

             shares

Common stock

Prospectus

JPMorgan
CIBC World Markets
Thomas Weisel Partners LLC
Robert W. Baird & Co.

    , 2006

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Until                               , 2006, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The expenses to be paid by us in connection with the distribution of the securities being registered are as set forth in the following table. All amounts are estimates except the SEC Registration Fee, the NASD filing fee and the Nasdaq Global Market Listing Fee.

Securities and Exchange Commission Fee	$9,229
NASD Filing Fee	9,125
Nasdaq Global Market Listing Fee	100,000
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing and Engraving Expenses	*
Blue Sky Fees and Expenses	*
Registrar and Transfer Agent Fees and Expenses	*
Miscellaneous	*
Total	*

*
To be completed by amendment

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers provisions, expanding the scope of indemnification beyond that specifically provided by the current law.

The registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

The registrant has entered into indemnification agreements with its directors, in addition to indemnification provided for in the registrant's Bylaws, and intends to enter into indemnification agreements with any new directors in the future.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

Item 15. Recent sales of unregistered securities

Set forth below in chronological order is information regarding the number of shares of capital stock and options issued by us since September 2003. Also included is the consideration if any received by us for the securities.

We believe that the transactions described below with respect to the issuance of option grants to our employees and exercise of such options were exempt from registration requirements of the 1933 Act by reason of Rule 701 promulgated thereunder.

As of August 31, 2006, we had granted and issued options to purchase 657,130 shares of our common stock with a weighted average price of $7.78 per share to a number of our employees, directors and consultants pursuant to our 1997 Stock Option/Stock Issuance Plan and 2000 Stock Option/Stock Issuance Plan. As of August 31, 2006, 1,954,230 shares of common stock were issued upon exercise of these options.

Item 16. Exhibits and financial statement schedules

(a)     Exhibits

Exhibit	Exhibit title

1.1	Form of Underwriting Agreement.*
3.1	Form of Amended and Restated Certificate of Incorporation of the Company.*
3.2	Form of Amended and Restated Bylaws of the Company.*
4.1	Specimen Stock Certificate.*
4.2	Investor's Rights Agreement, by and between the Company and Austin T. McNamara, dated April 1, 2002.
4.3	Investor's Rights Agreement, by and among the Company, Mandarin Partners LLC and the Zein & Samar Obagi Family Trust dated December 2, 1997, as amended and assigned.
5.1	Form of Opinion of Heller Ehrman LLP.*
10.1	OMP, Inc. 2000 Stock Option/Stock Issuance Plan.**
10.2	Obagi Medical Products, Inc. 2005 Stock Incentive Plan, as amended.*
10.3	Catalina Landing Amended and Restated Office Lease, by and between the Company and AC-Catalina Landing, LLC, dated May 9, 2003, as amended.
10.4	Standard Sublease, by and between the Company and Marlog Cargo USA, Inc., dated July 26, 2004.**
10.5	Lease Agreement between the Company and D'Amato Investments, LLC, dated December 1, 2005.
10.6	Distribution Agreement, by and between the Company and Cellogique Corporation, dated November 10, 2005, as amended.

10.7	Know-How and Trademark License Agreement, by and between the Company and Rohto Pharmaceutical Co, Ltd., dated September 13, 2002, as amended.+,**
10.8	Agreement by and between the Company and Dr. Zein E. Obagi, Inc, dated as of June 29, 2006.
10.9	Separation and Release Agreement between the Company and Zein Obagi, M.D., dated June 29, 2006.**
10.10	Retail Lease Agreement by and between Skin Health Properties, Inc. as Landlord and OMP, Inc. as Tenant, dated as of June 29, 2006.
10.11	Letter Agreement between the Company and Skin Health Properties, Inc., dated June 29, 2006.**
10.12	Employment Agreement, by and between the Company and Austin T. McNamara, dated September 1, 2001.**
10.13	Employment Agreement, by and between the Company and Steven R. Carlson, dated March 1, 2005.**
10.14	Form of Severance Agreement.**
10.15	Distributorship Agreement between the Company and CNO Chinese Obagi Corporation, dated September 23, 1997.**
10.16	Distributorship Agreement the Company and between VNO Vietnamese Obagi Corporation, dated September 23, 1997.**
10.17	Management Services Agreement, by and between the Company and Mandarin Management Partners, Inc, dated December 2, 1997, assigned to Lighthouse Venture Group, as amended.**
10.18	Credit Agreement, by and between the Company and Merrill Lynch Capital, dated January 28, 2005, as amended.*
10.19	Product Supply Agreement, by and between the Company and Triax Pharmaceuticals, LLC, dated December 8, 2005.+,**
10.20	Consultant Services and Confidentiality Agreement, dated July 18, 2005, by and among the Company, Jose Ramirez, and JR Chem LLC.+,**
10.21	Form of indemnification agreement.**
10.22	Management Services Agreement, dated December 18, 2002, between Stonington Partners, Inc. and the Company.**
10.23	Patent License Agreement by and between the Company and Avon Products, Inc., dated June 26, 2003.+
10.24	Letter Agreement re Repurchase of Series A Preferred Stock among the Company, Stonington Capital Appreciation 1994 Fund LP and the Zein and Samar Obagi Family Trust, dated January 25, 2005.

10.25	Financial Advisory Services Agreement by and between the Company and Stonington Partners, Inc., dated November 19, 2004.
21.1	Subsidiaries of the Company.**
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Heller Ehrman (included in Exhibit 5.1).
24.1	Power of Attorney.**

*
To be filed by amendment

**
Previously filed

+
Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.

(b)    Financial statement schedules

Schedule II—Valuation and Qualifying Accounts. All other schedules are omitted because they are not required, are not applicable, or the information is included in our financial statements or notes thereto.

(in thousands)	Balance at beginning of period	Charged to cost and expense	Charged to contra- revenue	Deductions	Balance at end of period

Year ended December 31, 2003
Allowance for doubtful accounts and sales return reserve	$518	$42	$92	$(183)	$469
Reserve for inventories	458	214	—	(170)	502
Year ended December 31, 2004
Allowance for doubtful accounts and sales return reserve	$469	$(36)	$100	$(141)	$392
Reserve for inventories	502	69		(255)	316
Year ended December 31, 2005
Allowance for doubtful accounts and sales return reserve	$392	$344	$(18)	$(217)	$501
Reserve for inventories	316	339	—	(218)	437
Six months ended June 30, 2006 (unaudited)
Allowance for doubtful accounts and sales return reserve	$501	$112	$45	$(50)	$608
Reserve for inventories	437	117	—	(91)	463

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

•
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

•
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on October 23, 2006.

OBAGI MEDICAL PRODUCTS, INC.
By	/s/ STEVEN R. CARLSON Steven R. Carlson President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ STEVEN R. CARLSON Steven R. Carlson	Chief Executive Officer, President (Principal Executive Officer) and Director	October 23, 2006
/s/ STEPHEN A. GARCIA Stephen A. Garcia	Chief Financial Officer (Principal Financial and Accounting Officer)	October 23, 2006
* Albert J. Fitzgibbons III	Chairman of the Board of Directors	October 23, 2006
* John A. Bartholdson	Director	October 23, 2006
* Edward A. Grant	Director	October 23, 2006
* Bradley J. Hoecker	Director	October 23, 2006
* Albert F. Hummel	Director	October 23, 2006

*By:	/s/ STEPHEN A. GARCIA Stephen A. Garcia Attorney-in-fact

Exhibit index

Exhibit	Exhibit title

1.1	Form of Underwriting Agreement.*
3.1	Form of Amended and Restated Certificate of Incorporation of the Company.*
3.2	Form of Amended and Restated Bylaws of the Company.*
4.1	Specimen Stock Certificate.*
4.2	Investor's Rights Agreement, by and between the Company and Austin T. McNamara, dated April 1, 2002.
4.3	Investor's Rights Agreement, by and among the Company, Mandarin Partners LLC and the Zein & Samar Obagi Family Trust dated December 2, 1997, as amended and assigned.
5.1	Form of Opinion of Heller Ehrman LLP.*
10.1	OMP, Inc. 2000 Stock Option/Stock Issuance Plan.**
10.2	Obagi Medical Products, Inc. 2005 Stock Incentive Plan, as amended.*
10.3	Catalina Landing Amended and Restated Office Lease, by and between the Company and AC-Catalina Landing, LLC, dated May 9, 2003, as amended.
10.4	Standard Sublease, by and between the Company and Marlog Cargo USA, Inc., dated July 26, 2004.**
10.5	Lease Agreement between the Company and D'Amato Investments, LLC, dated December 1, 2005.
10.6	Distribution Agreement, by and between the Company and Cellogique Corporation, dated November 10, 2005, as amended.
10.7	Know-How and Trademark License Agreement, by and between the Company and Rohto Pharmaceutical Co, Ltd., dated September 13, 2002, as amended.+,**
10.8	Agreement by and between the Company and Dr. Zein E. Obagi, Inc, dated as of June 29, 2006.
10.9	Separation and Release Agreement between the Company and Zein Obagi, M.D., dated June 29, 2006.**
10.10	Retail Lease Agreement by and between Skin Health Properties, Inc. as Landlord and OMP, Inc. as Tenant, dated as of June 29, 2006.
10.11	Letter Agreement between the Company and Skin Health Properties, Inc., dated June 29, 2006.**
10.12	Employment Agreement, by and between the Company and Austin T. McNamara, dated September 1, 2001.**
10.13	Employment Agreement, by and between the Company and Steven R. Carlson, dated March 1, 2005.**

10.14	Form of Severance Agreement.**
10.15	Distributorship Agreement between the Company and CNO Chinese Obagi Corporation, dated September 23, 1997.**
10.16	Distributorship Agreement the Company and between VNO Vietnamese Obagi Corporation, dated September 23, 1997.**
10.17	Management Services Agreement, by and between the Company and Mandarin Management Partners, Inc, dated December 2, 1997, assigned to Lighthouse Venture Group, as amended.**
10.18	Credit Agreement, by and between the Company and Merrill Lynch Capital, dated January 28, 2005, as amended.*
10.19	Product Supply Agreement, by and between the Company and Triax Pharmaceuticals, LLC, dated December 8, 2005.+,**
10.20	Consultant Services and Confidentiality Agreement, dated July 18, 2005, by and among the Company, Jose Ramirez, and JR Chem LLC.+,**
10.21	Form of indemnification agreement.**
10.22	Management Services Agreement, dated December 18, 2002, between Stonington Partners, Inc. and the Company.**
10.23	Patent License Agreement by and between the Company and Avon Products, Inc., dated June 26, 2003.+
10.24	Letter Agreement re Repurchase of Series A Preferred Stock among the Company, Stonington Capital Appreciation 1994 Fund LP and the Zein and Samar Obagi Family Trust, dated January 25, 2005.
10.25	Financial Advisory Services Agreement by and between the Company and Stonington Partners, Inc., dated November 19, 2004.
21.1	Subsidiaries of the Company.**
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Heller Ehrman (included in Exhibit 5.1).
24.1	Power of Attorney.**

*
To be filed by amendment

**
Previously filed

+
Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the SEC.

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial data
Risk factors
Forward-looking statements
Use of proceeds
Dividends
Capitalization
Dilution
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Summary compensation table
Principal and selling stockholders
Related party transactions
Description of capital stock
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find more information
Report of independent registered public accounting firm
Obagi Medical Products, Inc. Consolidated Balance Sheets (Dollars in thousands, except share and per share amounts)
Obagi Medical Products, Inc. Consolidated Statements of Income (Dollars in thousands, except share and per share amounts)
Obagi Medical Products, Inc. Consolidated Statements of Cash Flows (Dollars in thousands, except share and per share amounts)
Obagi Medical Products, Inc. Notes to Consolidated Financial Statements (Dollars in thousands, except share and per share amounts)
Part II Information not required in prospectus
  Item 13. Other expenses of issuance and distribution
  Item 14. Indemnification of directors and officers
  Item 15. Recent sales of unregistered securities
  Item 16. Exhibits and financial statement schedules
  Item 17. Undertakings
Signatures
Exhibit index